ESSEX

PROPERTY TRUST, INC.


07054478

TRATEGY



premier markets






PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

SUPERIOR PERFORMANCE

2006 ANNUAL REPORT


ESS
LISTED
NYSE

ESSEX PROPERTY TRUST, INC.

1971	FOUNDED BY GEORGE M. MARCUS AS ESSEX PROPERTY CORPORATION
1994	WENT PUBLIC AT $19.50 PER SHARE AS ESSEX PROPERTY TRUST, A FULLY INTEGRATED REIT
ESS/NYSE	ESSEX STOCK SYMBOL AND EXCHANGE
130	NUMBER OF APARTMENT COMMUNITIES ESSEX OWNS AND MANAGES
TARGET MARKETS	SOUTHERN CALIFORNIA, NORTHERN CALIFORNIA, AND SEATTLE METRO
12	NUMBER OF CONSECUTIVE YEARS OF DIVIDEND GROWTH
22%	10-YEAR AVERAGE TOTAL RETURN
$3[illegible].33	TOTAL CUMULATIVE DIVIDENDS PER SHARE SINCE IPO

Essex Property Trust, Inc., located in Palo Alto, California, is a leading fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages apartment communities. With nearly four decades of experience, we have grown to become one of the most successful multifamily REITs with a diversified portfolio focused exclusively on strong West Coast, supply-constrained markets. Our portfolio consists of 130 apartment communities, with 27,553 total units, and an additional 908 units in various stages of development. Regardless of where our properties are concentrated – whether in the Southern California, Northern California or Seattle Metropolitan area – we create value and capitalize on our strong financial condition by utilizing our economic research-based real estate model for making investment decisions.

APARTMENT HOMES

EXECUTE. DELIVER. OUTPERFORM.

44% TOTAL SHAREHOLDER RETURN IN 2006

We set expectations high, and then aim to exceed them. Since our IPO more than a decade ago, we have produced one of the highest total returns of any multifamily REIT. We attribute this to three key drivers: *First*—we pursue a prudent real estate strategy, and then focus on execution. We do what we say we will do. It's that simple. We take great pride in our ability to consistently execute and take action, year after year, on the strategies we have put in place, and outlined to shareholders, investors, and partners. *Second*, we deliver across all areas of our company, from operations to development, acquisitions, and finance. It translates into the kind of financial results our shareholders and investors have come to expect and receive from Essex. And *third*, we outperform by being in the top quartile in FFO growth in the multifamily REIT sector, and aim to achieve continued success on FFO growth. We target the right markets, and the properties that will deliver the highest yields with either redevelopment prospects or other operational improvements. We know West Coast real estate—inside and out. And with nearly 40 years of experience, we know how to manage properties to deliver strong rental growth and long-term asset appreciation. All told, these factors have enabled us to achieve 12 consecutive years of dividend growth, and an average 10-year total return of 22% per year. And we're just getting started.

A walk along Esplanade in Northern California



APARTMENT COMMUNITIES IN ESSEX PORTFOLIO
as of December 31


140
120
100
80
60
40
20
123
132
131
126
130
02
03
04
05
06

APARTMENT UNITS IN ESSEX PORTFOLIO
as of December 31


30,000
25,000
20,000
15,000
10,000
5,000
23,699
26,012
25,518
26,587
27,553
02
03
04
05
06

SUPERIOR PERFORMANCE
2006 FINANCIAL HIGHLIGHTS


PROPERTY REVENUES
Years Ended December 31
($ in millions)
$350
300
250
200
150
100
$ 50
202.6
241.0
274.2
311.0
343.0
02 03 04 05 06


FUNDS FROM OPERATIONS PER SHARE
Years Ended December 31
$5.20
5.00
4.80
4.60
4.40
4.20
4.00
$3.80
4.38
4.09
4.49
4.48
5.01
02 03 04 05 06


COMMON STOCK DIVIDENDS PER SHARE
Years Ended December 31
$3.40
3.20
3.00
2.80
$2.60
3.08
3.12
3.16
3.24
3.36
02 03 04 05 06


TOTAL MARKET CAPITALIZATION
Years Ended December 31
($ in millions)
Common Equity at Market
Perpetual Preferred at Market
Total Debt at Book
$6
5
4
3
2
$1
5,099,302
3,383,248
304,500
1,411,554
02 03 04 05 06

PROVEN FINANCIAL track record

Striking architecture at the Renaissance in Southern California



LETTER TO SHAREHOLDERS

In 2006, shareholders received a 44.3% total return (stock appreciation plus dividends) compared to 18.5% last year. We have outperformed the average 10-year total return for the major equity REIT index and the S&P index. In fact, since our IPO, we have produced one of the highest total returns of any REIT. With a proven strategy and experienced management team, we made solid progress toward achieving our operating objectives—expanding our development activity, increasing capabilities in redevelopment, and enhancing the operations side of our business.

Our West Coast markets—Southern California, Northern California, and the Seattle metropolitan area—demonstrate the advantages of a strategy focused on supply-constrained markets where rents are steadily increasing, yet still at historical lows compared to the alternative cost of homeownership. We saw continued strong job growth in all of our markets, which was led by the Seattle metropolitan area.

In 2006, we started to realize the benefits of our decision to increase our portfolio allocations to the Seattle metropolitan area and the San Francisco Bay area. Our Seattle and Northern California same-property revenues increased 9.2% and 8.4% in 2006, respectively, compared to 3.9% and 2.3% in 2005, respectively. With the exceptional performance of these two markets and the commendable performance of our Southern California market, we reported 2006 Funds From Operations of $5.01 per diluted share.

2006 HIGHLIGHTS
FROM ACQUISITIONS, TO REDEVELOPMENT, AND FINANCING

- Surpassed our initial projection of $200 million in acquisitions by acquiring eight apartment communities (1,500 units) for a combined investment of $275 million.
- Raised proceeds of $149.5 million from the sale of 5.98 million shares of our 4.875% Series G Cumulative Convertible Preferred Stock at $25 per share.
- Fully invested Essex Apartment Value Fund II is now closed to any future acquisitions or development. This has been Essex's primary investment vehicle during 2005 and 2006.
- Increased our development activity during 2006 by more than $300 million, bringing our total development to $900 million in total estimated costs. With 2,900 units in various stages of development, construction starts exceeded $200 million.
- Increased the size of our redevelopment team during the year, adding redevelopment project managers to each of our West Coast markets. At year-end, we had 12 communities in the redevelopment program aggregating 3,648 units.

LOOKING FORWARD

We are confident that the favorable fundamentals for apartments in our targeted markets will generate sustained growth in net operating income for the next two to three years. Accordingly, competition for acquisition and development transactions will continue to be fierce, both from other REITs and private equity sources.

Despite a moderate decline in home prices and higher rents, rental affordability remains very attractive relative to the cost of home ownership in Essex's supply constrained markets. Further, we see continued positive job growth in our key markets—underlying our projection for housing demand in excess of total residential supply, which will continue to drive occupancy rates and rents to higher levels.

All told, not since our Initial Public Offering over 12 years ago have we been this optimistic about our future. Achieving sustainable shareholder results is what Essex Property Trust is all about. And we have the track record in this area to prove it. For the last 10 years, we have delivered an average total return of 22%. We are confident that we will deliver FFO growth in the top quartile of the multifamily REIT sector.

As always, we thank you, our shareholders, employees, partners, and residents, for your support.



GEORGE M. MARCUS
Chairman



KEITH R. GUERICKE
President and Chief Executive Officer

ESSEX GOALS FOR 2007

GROW FUNDS FROM OPERATIONS BY 10%

COMPLETE $200 MILLION IN NEW ACQUISITIONS IN WEST COAST SUPPLY-CONSTRAINED MARKETS

INCUR $300 MILLION OF DEVELOPMENT COSTS

COMPLETE OVER $35 MILLION OF REDEVELOPMENT

ACQUIRE. DEVELOP. REDEVELOP.

OUR DISCIPLINED STRATEGY

ACQUIRED EIGHT PROPERTIES IN TARGETED MARKETS

STARTED CONSTRUCTION ON 640 UNITS

INVESTED $30 MILLION IN REDEVELOPMENT ACTIVITIES

Supply-constrained markets and a high quality of life are characteristics that define our target markets on the West Coast. These markets are our only focus, and a key differentiator of our strategy. Our mission is to provide quality apartment homes in premier markets throughout the West Coast. We believe that it is our targeted market concentration that will enable us to produce above-average growth over the next several years.

INVESTMENT STRATEGY Over the last two decades, we have developed a proprietary research model based on extensive, and ongoing market and economic analysis that enables us to identify market trends, and the best acquisition, development, and redevelopment opportunities in our targeted markets. We have an in-house economist who is fully dedicated to analyzing and projecting rent growth and occupancy trends for existing and new markets. The variables in our economic model include supply and demand fundamentals such as economic conditions, job growth, demographics, housing supply, and home ownership affordability. Our economic research identifies the best markets for the allocation of our investment dollars—thereby enhancing the performance of our portfolio and increasing shareholder value.

PORTFOLIO CONCENTRATION Our portfolio is currently concentrated in Southern California, Northern California, and the Seattle metropolitan area, comprising 27 submarkets within those geographies, which are ranked based on revenue growth potential.

A key component of our long-term strategy has been to operate in markets that are less susceptible to increases in the supply of housing. Essex communities in California account for more than 82% of our net operating income (NOI), and represent some of the better apartment markets in the country. These markets continue to have high-income levels, strong job growth, and high-priced, single-family homes—making apartment community living an outstanding economic choice.

EXPANDING REDEVELOPMENT EFFORTS, AND RETURNS We recognize that redevelopment can provide attractive risk-adjusted return opportunities. Our redevelopment activities often result in acquisitions of quality, older communities in great locations within our core markets. When we redevelop these assets, we target unleveraged returns of at least 10% on the incremental dollars invested. Currently, redevelopment is the highest return activity for Essex's shareholders.



The view of the front entry at Tierra Vista in Southern California.

Increased Trade and Expansion Underway in SOUTHERN CALIFORNIA



Columns in multi-tiered walkways at the Renaissance in Southern California

A MARKET PERSPECTIVE

There is a renaissance underway in downtown Los Angeles with large mixed-use projects such as the L.A. Live Entertainment complex next to Staples Center, the Grand Avenue Development on Bunker Hill, and major expansion of Universal City. The region benefits from increased trade from the growing Asian economies. In nearby Orange County, office construction is booming as vacancy rates drop in response to strong demand. And the limited availability of low-density land for housing caused a sharp decline in single-family permits, making rental communities a more affordable option. Further south, San Diego continues its redevelopment of the downtown core while the surrounding region makes a name for itself in the biotech/biosciences industry. Southern California added approximately 76,000 new jobs in 2006; during the same period 41,000 residential units were added to the housing supply. We continue to see strong performance in Southern California as this diverse economy continues to expand and attract new entrants into the labor market. In this region, Essex achieved an increase in same-property NOI growth of 7.0% in 2006, up from 5.7% in 2005.

PORTFOLIO HIGHLIGHTS




MIRA MONTE
APARTMENT HOMES
858-566-4554





Recovery and New Growth in NORTHERN CALIFORNIA


THE
ENCLAVE

The front entrance and leasing office at The Enclave in Northern California

A MARKET PERSPECTIVE

From silicon to biotech — the Northern California Bay Area region experienced strong job growth. Technology companies are reporting continued strength in profitability, with software giant Oracle to Internet services like Google and Yahoo leading the rebound in job growth and investments. There is only one Silicon Valley, and it continues to capture the lion's share of venture capital investing. After steep job declines from 2001 to 2003, we saw manufacturing stabilize in 2006 and commercial space being absorbed across all markets. With a rebound in tourism in San Francisco, and strong growth at the port of Oakland (the 4th largest in the U.S.), we will continue to benefit from this supply-constrained market. During 2006, approximately 52,000 new jobs were added in Northern California; during the same period 17,000 residential units were added to the housing supply. In this region, Essex achieved an increase in same-property NOI growth of 9.0% in 2006, up from 1.9% in 2005.

PORTFOLIO HIGHLIGHTS











Biotech Grows, Aerospace and IT Rebound—Even Thrive in

SEATTLE METRO AREA



Sammamish View in the Pacific Northwest-Seattle

A MARKET PERSPECTIVE

A "roaring jobs engine." This is how the *Seattle Times* recently described the rebound and strong job growth in the Seattle metropolitan area. This job growth was strong across virtually all industries and the geographic region. Key factors in this growth include the ongoing resurgence of Boeing with its 787 Dreamliner becoming a reality and strong growth in the software industry. In addition, Microsoft's Co-Founder (Paul Allen) and the University of Washington are continuing to revitalize the Lake Union area of Seattle, making investments in the biotech and biomedical fields. In addition, the metro area is undertaking several large transportation infrastructure projects including the downtown transit tunnel for bus and light rail use and an expansion at SeaTac Airport which will include a light rail link. The Seattle area added upwards of 41,000 new jobs in 2006; during the same period 14,000 residential units were added to the housing supply. In this area, Essex achieved an increase in same-property NOI growth of 10% in 2006, up from 5.1% in 2005.

PORTFOLIO HIGHLIGHTS


Bridle Trails
APARTMENT HOMES
NEXT RIGHT







ENHANCING ASSETS, ADDING SHAREHOLDER VALUE
PROPERTY OPERATIONS AND ASSET MANAGEMENT

Acquiring, developing, and redeveloping apartment communities is only part of our business strategy. Just as important, is how we execute on a day-to-day basis. We leverage our knowledge of market and supply and demand fundamentals to maintain high occupancies—some of the highest in the industry—while maximizing our revenue growth in each Essex market. And this requires that we continually focus on attracting, developing, and retaining the best people, leveraging proven technologies to improve efficiency and effectiveness, and always measuring our results for continuous improvements. As always, our objective is to deliver long-term asset appreciation and maintain resident satisfaction and retention.









From top left clockwise - Architectural details at Hillsdale, Montclaire, Mira Monte, and the Renaissance



TOTAL RETURN PERFORMANCE OVER FIVE YEARS
As of December 31
Essex Property Trust, Inc.[1]
327.21
NAREIT[1]
All Equity REIT Index
283.78
S&P 500[2]
135.04
350
300
250
200
150
100
50
01
02
03
04
05
06
The value of a $100 Investment and Reinvestment of all Dividends Over Five Years

Note: The above graph shall not be deemed to be "soliciting material" or to be filed with the SEC or subject to Regulation 14A or 14C of the Exchange Act, as amended.
1) Source: SNL Financial 2) Source: Standard & Poors

adding shareholder value

From top to bottom 2006 new development- 100 Grand in Oakland, CA, Lake Union in Seattle, Northwest Gateway in Downtown LA







DEVELOPMENT-IN-PROCESS

Having nearly $1 billion of development in process enhances our shareholder value—these development transactions typically deliver premium yields. Further, development supports our in-fill strategy and enables us to create inventory in high growth and high barrier-to-entry markets where it is difficult

GLOSSARY

AVERAGE MARKET RENT The weighted average (by unit type) of quoted rents drawn from surveys of nearby apartment communities.

CAPITALIZATION RATE The capitalization rate (or "cap" rate) for a property is determined by dividing the property's net operating income by its purchase price or value. See "Yield."

DEBT-TO-TOTAL-MARKET-CAPITALIZATION RATIO The ratio of (a) total indebtedness to (b) total market capitalization, which is the sum of total indebtedness, the redemption value of preferred stock and the value of common stock and securities convertible into common stock.

DEVELOPMENT The process of acquiring land, obtaining entitlements, and constructing rental housing.

FINANCIAL OCCUPANCY The percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual revenue pursuant to leases without considering delinquency and concessions. Total possible renta revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

FUNDS FROM OPERATIONS (FFO) A definition and discussion of FFO can be found on page 39, of the accompanying Form 10-K for the year ended December 2006 in the section titled, "Funds From Operations". A reconciliation of FFO to net income can also be found in that sectio

NAREIT The acronym for "National Association of Real Estate Investment Trusts"- the REIT trade association.

NAV The acronym for "Net Asset Value," which means the estimated "market value" of all the company's assets, including but limited to its properties, less the value of its liabilities and indebtedness.

NOI The acronym for "Net Operating Income," which means the revenues less expenses directly attributable to the operations the property, excluding financing and non-cash expenses such as depreciation.

NYSE The acronym for "The New York Stock Exchange."

REDEVELOPMENT Existing properties owned or recently acquired, which have been targeted for additional investment by the Company with expectation of increased financial returns through property improvement.

REIT The acronym for "Real Estate Investment Trust," which is a corporation or business trust that has elected special treatme under the tax law. In general, REITs may not pay a corporate income tax on earnings, provided that they distribute at least 90% of their net income as dividends and invest in rent-producing real property.

SAME-STORE/SAME-PROPERTY The results from a property or group of properties that have had stabilized operations and have been owned during two comparable periods.

SUPPLY-CONSTRAINED (MARKETS) Real estate markets with limited development opportunities due to one or more of the following: (1) relatively few developable land sites that are suitable for housing; (2) political barriers to growth, resulting from restrictive zoning laws local political opposition to development; (3) physical barriers to growth, resulting from natural features such as mountai or waterways; and (4) economic limitations which make development prohibitively expensive in relation to expected retur

SUPPLY/DEMAND As it relates to housing, supply is the result of either new development or conversion from another property type. Deman constitutes the need for housing usually generated by job and/or population growth.

YIELD The annualized return on invested capital, expressed as a percentage derived by dividing the annualized return by the amount of capital invested.

Forward-Looking Statement

Certain statements in this Annual Report to Stockholders, which are not historical facts, may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include statements regarding the future growth of our FFO and net operating income, our future FFO being in the top quartile of the multifamily REIT sector, our development activity, our expected returns on redevelopment projects, our future acquisitions, our future renovations, the rent growth in our markets, as well as the company's expectations relating to economic conditions in the markets in which the Company does business. Such forward-looking statements involve risk that actual results could be materially different from those described in such forward-looking statements. Factors that could cause actual results to be materially different include the risk that there are unexpected delays in development and redevelopment projects, that certain anticipated development projects fail to materialize, there are unexpected downturns in our markets as well as those other factors discussed under the caption "Risk Factors" in Item 1A of the Company's Report on Form 10-K for the year ended December 31, 2006. All forward-looking statements and reasons why results may differ included in this Annual Report are made of the date hereof, and we assume no obligation to update any such forward-looking statements or reasons why actual results may differ.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _________ TO ___________
Commission file number 1-13106

ESSEX
PROPERTY TRUST, INC.


RECEIVED
MAY - 8 2007
WASH, D.C.
160
SECTION

Essex Property Trust, Inc.
(Exact name of Registrant as Specified in its Charter)

Maryland
(State or Other Jurisdiction of Incorporation or Organization)

77-0369576
(I.R.S. Employer Identification Number)

925 East Meadow Drive
Palo Alto, California 94303
(Address of Principal Executive Offices including Zip Code)
(650) 494-3700
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0001 par value	**New York Stock Exchange**
Rights to purchase Series A Junior Participating	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non-accelerated filer.

Large accelerated filer [X]   Accelerated filer [ ]   Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

As of June 30, 2006, the aggregate market value of the voting stock held by non-affiliates of the registrant was $2,566,533,462. The aggregate market value was computed with reference to the closing price on the New York Stock Exchange on such date. Shares of common stock held by executive officers, directors and holders of more than ten percent of the outstanding common stock have been excluded from this calculation because such persons may be deemed to be affiliates. This exclusion does not reflect a determination that such persons are affiliates for any other purposes.

As of February 26, 2007, 24,205,047 shares of Common Stock ($.0001 par value) were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:
The following document is incorporated by reference in Part III of the Annual Report on Form 10-K: Proxy statement for the annual meeting of stockholders of Essex Property Trust, Inc. to be held May 8, 2007.

ESSEX

PROPERTY TRUST, INC.

Essex Property Trust, Inc.
2006 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Forward Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are described in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in the section, "Forward Looking Statements." Our actual results could differ materially from those set forth in each forward-looking statement. Certain factors that might cause such a difference are discussed in this report, including Item 1A, Risk Factors of this Form 10-K.

Item 1. Business

OVERVIEW

Essex Property Trust, Inc. ("Essex" or the "Company") is a Maryland corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). Essex owns all of its interest in its real properties directly or indirectly through Essex Portfolio, L.P. (the "Operating Partnership"). Essex is the sole general partner of the Operating Partnership and as of December 31, 2006 owns a 90.4% general partnership interest. In this report, the terms "we," "us" and "our" refer to Essex Property Trust, its Operating Partnership and their subsidiaries.

The Company has elected to be treated as a REIT for federal income tax purposes, commencing with the year ended December 31, 1994 as the Company completed an initial public offering on June 13, 1994. In order to maintain compliance with REIT tax rules, the Company utilizes taxable REIT subsidiaries ("TRS") for various revenue generating or investment activities. The TRSs are consolidated by the Company.

We are engaged primarily in the ownership, operation, management, acquisition, development and redevelopment of real estate. The majority of our real estate consists of apartment communities. As of December 31, 2006, we owned or held an interest in 130 apartment communities, aggregating 27,553 units, located predominantly along the West Coast (collectively, the "Properties", and individually, a "Property"). Our other properties included two recreational vehicle parks (totaling 338 spaces), three office buildings (totaling approximately 166,340 square feet), which the Company primarily occupies and uses as office space, and one manufactured housing community (containing 157 pads). We currently have five development projects, with 908 units in various stages of development (together with the Properties, the "Portfolio").

The Company's website address is http://www.essexpropertytrust.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the Proxy Statement for its Annual Meeting of Stockholders are available, free of charge, on our website as soon as practicable after we file the reports with the Securities and Exchange Commission ("SEC").

BUSINESS OBJECTIVES AND STRATEGIES

The following is a discussion of our business objectives and strategies in regards to real estate investment and management. One or more of these criteria may be amended or rescinded from time to time without stockholder vote.

Business Objectives

Our primary business objectives are to increase shareholders' value by investing in properties located in supply constrained markets, and by improving operating results and the value of our Properties, while maintaining a strong balance sheet. We intend to achieve these objectives by:

- Pursuing an occupancy and rent rate growth strategy that capitalizes on the locations of our Properties;
- Expanding our Portfolio through acquisitions, development and, when appropriate, re-development of apartment communities in selected major metropolitan areas;
- Optimizing financial performance through a portfolio asset allocation program, and to increase or decrease investments in a market based on projected changes in regional economic and local market conditions; and
- Maintaining a conservative leverage ratio by identifying and utilizing capital resources that provide a lower cost of capital.

We cannot assure our shareholders that we will achieve our business objectives.

Business Strategies

Research Driven Approach – We believe that successful real estate investment decisions and portfolio growth begin with extensive regional economic research and local market knowledge. Utilizing a proprietary research model that we have developed over the last two decades, we continually assess markets where we currently operate, as well as markets where we consider future investment opportunities by evaluating:

- Markets in major metropolitan areas that have regional population primarily in excess of one million, thereby creating liquidity, which is an important element when modifying the geographic concentration of the Company's portfolio in response to changing market conditions;
- Demand for housing that is greater than supply driven by: (i) low availability of developable land sites where competing housing could be built; (ii) political growth barriers, such as protected land, urban growth boundaries, and potential lengthy and expensive development permit processes; and (iii) natural limitations to development, such as mountains or waterways;
- Markets where rental demand is enhanced by expensive for-sale housing; and
- Housing demand that is based on proximity to jobs, high quality of life and related commuting factors, as well as potential job growth.

Recognizing that all real estate markets are cyclical, we regularly evaluate the results of our regional economic, as well as, our local market research and adjust the geographic focus of our portfolio accordingly. We seek to increase our portfolio allocation in markets projected to have the strongest local economies and to decrease such allocations in markets projected to have declining economic conditions. Likewise, the Company also seeks to increase its portfolio allocation in markets that have attractive property valuations and to decrease such allocations in markets that have inflated valuations and low relative yields.

Property Operations – We manage our Properties by focusing on strategies that will generate above-average rental growth, tenant retention/satisfaction and long-term asset appreciation. We intend to achieve this by utilizing the strategies set forth below:

- *Property Management* – The Chief Operating Officer, Divisional Managers, Regional Portfolio Managers and Area Managers are accountable for the performance and maintenance of the Properties. They supervise, provide training for the on-site managers, manage budgeted expectations against performance, monitor market trends and prepare operating and capital budgets.
- *Capital Preservation* – The Capital and Maintenance department is responsible for the planning, budgeting, and completion of major deferred maintenance and capital improvement projects at our Properties.
- *Business Planning and Control* – Comprehensive business plans are implemented in conjunction with every investment decision. These plans include benchmarks for future financial performance, based on collaborative discussions between on-site managers and senior management.
- *Development and Redevelopment* – We focus on acquiring and developing apartment communities in supply constrained markets, and redeveloping our existing communities to improve the financial and physical aspects of our communities.

CURRENT BUSINESS ACTIVITIES

Acquisitions

Acquisitions have been a significant growth component of our business. During 2006, we completed a series of acquisitions that added to our overall Portfolio.

- In January 2006, the Company acquired two apartment communities – Chimney Sweep and CBC, aggregating 239 units, located in Goleta, California for a combined price of approximately $57.1 million.

- In September 2006, the Company acquired Hillsdale Garden, a 697-unit apartment community located in San Mateo, California for approximately $97.3 million. The property is subject to a ground lease with annual payments of $46,000 that will expire in 2047.

- In October 2006, the Company acquired Belmont Terrace, a 71-unit apartment community located in Belmont, California for approximately $14.7 million in a transaction structured as an UpREIT.

- In December 2006, the Company acquired Camino Ruiz Square, a 160-unit apartment community located in Camarillo, California for approximately $32.9 million.

Dispositions

As part of our strategic plan to own quality real estate in supply-constrained markets, we continually evaluate our Properties and sell those which no longer meet our strategic criteria. We may use the capital generated from the dispositions to invest in higher-return Properties or repay debts. We believe that the sale of these Properties will not have a material impact on our future results of operations or cash flows nor will their sale materially affect our ongoing operations. Generally, any impact of earnings dilution resulting from these dispositions will be offset by the positive impact of our acquisitions, development and redevelopment activities.

- In January 2006, the Company sold Vista Capri East and Casa Tierra apartment communities for approximately $7.0 million and in March 2006, the Company sold Diamond Valley Recreational Vehicle Park for approximately $1.3 million, for a combined gain of $3.1 million.
- In June 2006, the unconsolidated joint venture property, Vista Pointe, a 286-unit apartment community located in Anaheim, California, was sold for approximately $46 million. The Company's share of the proceeds from the transaction totaled $19.3 million, resulting in an $8.8 million gain on the sale, and $8.2 million for fees and a promote distribution.
- In December 2006, the Company sold Emerald Palms, a 152-unit apartment community located in San Diego for approximately $20.5 million, for a gain of approximately $6.7 million.
- During 2006 the Company undertook a condominium conversion of the Peregrine Point property, a TRS, in Issaquah, Washington. In April 2006, the property was reclassified from a rental property to real estate under development. During the third and fourth quarters of 2006, the Company sold 45 of the 66 available condominiums, for an aggregate gain of $2.0 million, net of taxes and expenses. The 21 remaining units are expected to be sold in the first four months of 2007.
- City Heights, a 687-unit community located in Los Angeles was classified as held for sale as of December 31, 2006, and was sold to a third party for a gain in February 2007.

Development and Predevelopment Pipeline

The Company defines development activities as new properties that are being constructed, or are newly constructed and, in the case of development communities, are in a phase of lease-up and have not yet reached stabilized operations; or, in the case of TRS development projects, have not yet been sold. As of December 31, 2006, the Company had two development projects comprised of 513 units for an estimated cost of $167.3 million, of which $126.9 million remains to be expended (excluding development projects owned by Essex Apartment Value Fund II, L.P.). The Company also incurred $0.7 million in costs related to a joint venture development with a third-party.

The Company defines the predevelopment pipeline as new properties in negotiation or in the entitlement process with a high likelihood of becoming development activities. As of December 31, 2006, the Company had development communities aggregating 1,845 units that were classified as predevelopment projects. The estimated total cost of the predevelopment pipeline at December 31, 2006 is $557.0 million, of which $514.8 million remains to be expended. The Company had four other development projects owned by TRS entities that are under development aggregating 120 units. The estimated total cost of the other development projects at December 31, 2006 is $42.0 million, of which $21.8 million remains to be expended. The following table sets forth information regarding the Company's development pipeline:

Development Pipeline	Location	Units	As of 12/31/06 ($ in millions) Estimated Project Cost(1)	Incurred Project Cost	Projected Stabilization
Development Projects					
Northwest Gateway	Los Angeles, CA	275	$ 71.1	$ 28.2	Oct-08
100 Grand	Oakland, CA	238	96.2	12.2	May-09
		513	167.3	40.4	
Predevelopment projects	various	1,845	557.0	42.2	Dec-09 to Jul-14
Other projects (TRS)	various	120	42.0	20.2	Mar-07 to Mar-09
Develoment joint venture	Seattle, WA	-	0.7	0.7	-
Consolidated Development Pipeline		2,478	$ 767.0	$ 103.5	

(1) Includes incurred costs and estimated costs to complete these development projects.

Redevelopment Pipeline

The Company defines redevelopment communities as existing properties owned or recently acquired, which have been targeted for additional investment by the Company with the expectation of increased financial returns through property improvement. During redevelopment, apartment units may not be available for rent and, as a result, may have less than stabilized operations. As of December 31, 2006, the Company had ownership interests in twelve major redevelopment communities aggregating 3,648 apartment units with estimated redevelopment costs of $90.2 million, of which approximately $51.2 million remains to be expended. These amounts exclude redevelopment projects owned by Fund II. The following table illustrates these redevelopment projects:

			As of 12/31/06 ($ in thousands)	
Redevelopment Pipeline	Location	Units	Estimated Renovation Cost[1]	Incurred Project Cost
Southern California				
Kings Road	Los Angeles, CA	196	$ 6,183	$ 4,400
Mira Monte	Mira Mesa, CA	355	6,013	5,132
Avondale at Warner Center	Woodland Hills, CA	446	11,950	9,543
Pathways	Long Beach, CA	296	10,705	532
Northern California				
Montclaire - Phase I-III	Sunnyvale, CA	390	15,090	2,667
Treetops	Fremont, CA	172	8,266	746
Summerhill Commons	Newark, CA	184	4,318	2,809
Wimbledon Woods	Hayward, CA	560	9,350	791
Seattle Metro				
Palisades - Phase I and II	Bellevue, WA	192	6,583	5,703
Sammamish View	Bellevue, WA	153	3,342	2,149
Bridle Trails	Kirkland, WA	108	5,071	4,367
Woodland/Foothill Commons	Bellevue, WA	596	3,372	227
Total Redevelopment Pipeline		3,648	$ 90,243	$ 39,066

(1) Includes incurred costs and estimated costs to complete these redevelopment projects.

Debt Transactions

In January 2006, the Company originated a mortgage loan secured by the Fairwood Pond apartment community in the amount of $14.9 million, with a fixed interest rate of 5.31%, which matures on February 1, 2015.

In March 2006, the Company paid-off a loan secured by the Windsor Ridge apartment community in the amount of $11.6 million, with a fixed interest rate of 7.09%.

In March 2006, the Company renegotiated its revolving line of credit to increase the maximum principal amount to $200 million from $185 million. Additionally, the maturity date was extended from April 2007 to March 2009, with an option for a one-year extension, and the underlying rate, based on a tiered rate structure tied to the Company's corporate ratings, was reduced to LIBOR plus 0.8% from LIBOR plus 1.0%.

Derivative Transactions

As of December 31, 2006 the Company had entered into forward-starting interest rate swaps totaling a notional amount of $450 million with interest rates ranging from 4.9% to 5.9% and settlements dates ranging from April 2007 to July 2011. These derivatives qualify for hedge accounting and will economically hedge the cash flows associated with the refinancing of debt that matures between April 2007 and July 2011. The decrease in the fair value of these derivatives during the year ended December 31, 2006 was approximately $2.9 million and is reflected in accumulated other comprehensive (loss) income in the Company's consolidated financial statements. No hedge ineffectiveness on cash flow hedges was recognized during the year ended December 31, 2006.

Equity Transactions

During the third quarter of 2006, the Company sold 5,980,000 shares of 4.875% Series G Cumulative Convertible Preferred Stock for gross proceeds of $149.5 million. Holders may convert Series G Preferred Stock into shares of the Company's common stock subject to certain conditions. The conversion rate will initially be .1830 shares of common stock per the $25 per share liquidation preference, which is equivalent to an initial conversion price of approximately $136.62 per share of common stock. The conversion rate will be subject to adjustment upon the occurrence of specified events. On or after July 31, 2011, the Company may, under certain circumstances, cause some or all of the Series G Preferred Stock to be converted into that number of shares of common stock at the then prevailing conversion rate. The Company used the net proceeds from the Series G offering to pay down outstanding borrowings under the Company's lines of credit, to fund the development pipeline and for general corporate purposes.

During 2006, the Company issued and sold approximately 427,700 shares of common stock for $48.3 million, net of fees and commissions, under its Controlled Equity Offering program. Under this program, the Company may from time to time sell shares of common stock into the existing trading market at current market prices, and the Company used the net proceeds from such sales to primarily fund real estate investments.

ESSEX APARTMENT VALUE FUNDS

Essex Apartment Value Fund, L.P. ("Fund I" and "Fund II"), are investment funds formed by the Company to add value through rental growth and asset appreciation, utilizing the Company's development, redevelopment and asset management capabilities. All of the assets in Fund I were sold during 2004 and 2005, and Fund I is in the process of liquidation.

Fund II has eight institutional investors, including the Company, with combined partner equity commitments of $265.9 million. Essex has committed $75.0 million to Fund II, which represents a 28.2% interest as general partner and limited partner. Fund II expects to utilize leverage equal to approximately 65% of the estimated value of the underlying real estate. Fund II invests in apartment communities in the Company's targeted West Coast markets with an emphasis on investment opportunities in the Seattle metropolitan area and the San Francisco Bay Area. Subject to certain exceptions, Fund II has been Essex's primary investment vehicle during 2005 and 2006. As of October 2006, Fund II was fully invested and closed for any future acquisitions or development. As of December 31, 2006, Fund II owned 11 apartment communities and 3 development projects. Consistent with Fund I, Essex records revenue for its asset management, property management, development and redevelopment services when earned, and promote income if Fund II exceeds certain financial return benchmarks.

Fund II - Acquisitions

During 2006, Fund II acquired the following apartment communities:

- Davey Glen, in April 2006, a 69-unit apartment community located in Belmont, California for approximately $13.5 million.
- Renaissance, in September 2006, a 168-unit apartment community located in Los Angeles, California for approximately $46.3 million.
- Alderwood Park, in September 2006, a 96-unit apartment community located in Newark, California for approximately $13.4 million.

Fund II - Development Pipeline

As of December 31, 2006, the following table sets forth information regarding Fund II's development pipeline:

			As of 12/31/06 ($ in millions)		
Development Pipeline - Fund II	**Location**	**Units**	**Estimated Project Cost[1]**	**Incurred Project Cost**	**Projected Stabilization**
Development Projects					
Lake Union	Seattle, WA	127	$ 35.4	$ 10.9	Jun-08
Studio City	Studio City, CA	149	53.3	22.3	Apr-09
Chatsworth	Chatsworth, CA	119	39.4	9.3	Sep-09
Fund II - Development Pipeline		395	$ 128.1	$ 42.5	

(1) Includes incurred costs and estimated costs to complete these development projects.

OFFICES AND EMPLOYEES

The Company is headquartered in Palo Alto, California, and has regional offices in Woodland Hills, California; Irvine, California; San Diego, California; Bellevue, Washington; and Portland, Oregon. As of December 31, 2006, the Company had approximately 869 employees.

INSURANCE

The Company carries comprehensive liability, fire, extended coverage and rental loss insurance for each of the Properties. There are, however, certain types of extraordinary losses, such as, for example, losses from terrorism or earthquake, for which the Company does not have insurance coverage.

Substantially all of the Properties are located in areas that are subject to earthquake activity. The Company believes it has a proactive approach to its potential earthquake losses. The Company utilizes third-party seismic consultants for its acquisitions and performs seismic upgrades to those acquisitions that are determined to have a higher level of potential loss from an earthquake. The Company utilizes internal and third-party loss models to help to determine its exposure. In addition, the majority of the Company's Properties are lower density garden-style apartments which may be less susceptible to earthquake damage. The Company will continue to monitor third-party earthquake insurance pricing and conditions and may consider obtaining third-party coverage if it deems it cost effective in the future.

Although the Company may carry insurance for potential losses associated with its Properties, employees, residents, and compliance with applicable laws, it may still incur losses due to uninsured risks, deductibles, co-payments or losses in excess of applicable insurance coverage and those losses may be material.

COMPETITION

There are numerous housing alternatives that compete with our apartment communities in attracting residents. These include other apartment communities and single-family homes that are available for rent in the markets in which the properties are located. The Properties also compete for residents with new and existing homes and condominiums that are for sale. If the demand for our Properties is reduced or if competitors develop and/or acquire competing properties on a more cost-effective basis, rental rates and occupancy may drop, which may have a material adverse affect on our financial condition and results of operations.

We face competition from other real estate investment trusts, businesses and other entities in the acquisition, development and operation of properties. Some of the competitors are larger and have greater financial resources than we do. This competition may result in increased costs of properties we acquire and/or develop.

WORKING CAPITAL

We believe that cash flows generated by our operations, existing cash balances, availability under existing lines of credit, access to capital markets and the ability to generate cash gains from the disposition of real estate are sufficient to meet all of our reasonably anticipated cash needs during 2007. The timing, source and amounts of cash flows provided by financing activities and used in investing activities are sensitive to changes in interest rates and other fluctuations in the capital markets environment, which can affect our plans for acquisitions, dispositions, development and redevelopment activities.

ENVIRONMENTAL CONSIDERATIONS

See the discussion under the caption, "Possible environmental liabilities" in Item 1A, Risk Factors, for information concerning the potential effect of environmental regulations on our operations.

OTHER MATTERS

Certain Policies of the Company

We intend to continue to operate in a manner that will not subject us to regulation under the Investment Company Act of 1940. The Company has in the past five years and may in the future (i) issue securities senior to its common stock, (ii) fund acquisition activities with borrowings under its line of credit and (iii) offer shares of common stock and/or units of limited partnership interest in the Operating Partnership or affiliated partnerships as partial consideration for property acquisitions. The Company from time to time acquires partnership interests in partnerships and joint ventures, either directly or indirectly through subsidiaries of the Company, when such entities' underlying assets are real estate. In general, the Company does not (i) underwrite securities of other issuers or (ii) actively trade in loans or other investments.

We invest primarily in apartment communities that are located in predominantly coastal markets within Southern California, the San Francisco Bay Area, and parts of the Pacific Northwest. The Company currently intends to continue to invest in apartment communities in such regions. However, these practices may be reviewed and modified periodically by management.

Item 1A. Risk Factors

Our business, operating results, cash flows and financial conditions are subject to various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

We depend on our key personnel - Our success depends on our ability to attract and retain executive officers, senior officers and company managers. There is substantial competition for qualified personnel in the real estate industry and the loss of several of our key personnel could have an adverse effect on us.

Debt financing – At December 31, 2006, we had approximately $1.41 billion of indebtedness (including $186.3 million of variable rate indebtedness, of which $182.8 million is subject to interest rate protection agreements). We are subject to the risks normally associated with debt financing, including the following:

- cash flow may not be sufficient to meet required payments of principal and interest;
- inability to refinance maturing indebtedness on encumbered properties;
- the terms of any refinancing may not be as favorable as the terms of existing indebtedness;
- inability to comply with debt covenants could cause an acceleration of the maturity date; and
- repaying debt before the scheduled maturity date could result in prepayment penalties.

Uncertainty of our ability to refinance balloon payments - As of December 31, 2006, we had approximately $1.41 billion of mortgage debt, exchangeable bonds and line of credit borrowings, most of which are subject to balloon payments. We do not expect to have sufficient cash flows from operations to make all of these balloon payments. These mortgages, bonds and lines of credit borrowings have the following scheduled principal and balloon payments:

2007--$69.1 million;
2008--$179.5 million;
2009--$24.6 million;
2010--$156.9 million;
2011--$155.5 million;
Thereafter--$733.0 million.

We may not be able to refinance such mortgage indebtedness, bonds, or lines of credit. The Properties subject to these mortgages could be foreclosed upon or otherwise transferred to the lender. This could cause us to lose income and asset value. We may be required to refinance the debt at higher interest rates or on terms that may not be as favorable as the terms of existing indebtedness.

Debt financing on properties may result in insufficient cash flow - Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make. There is a risk that the cash flow from the properties will be insufficient to meet both debt payment obligations and the distribution requirements of the real estate investment trust provisions of the Internal Revenue Code. We may obtain additional debt financing in the future, through mortgages on some or all of the properties. These mortgages may be recourse, non-recourse, or cross-collateralized.

As of December 31, 2006, Essex had 69 of its 118 consolidated apartment communities encumbered by debt. Of the 69 properties, 53 are secured by deeds of trust relating solely to those properties. With respect to the remaining 19 properties, there are 4 cross-collateralized mortgages secured by 8 properties, 6 properties, 3 properties and 2 properties, respectively. The holders of this indebtedness will have claims against these properties and, to the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties, which are not the primary collateral for their loan. This may accelerate other indebtedness secured by properties. Foreclosure of properties would reduce our income and net asset value.

Risk of rising interest rates - Current interest rates could potentially increase rapidly, which could result in higher interest expense on our variable rate indebtedness. Prolonged interest rate increases could negatively impact our ability to make acquisitions and develop properties at economic returns on investment and our ability to refinance existing borrowings at acceptable rates.

As of December 31, 2006, we had approximately $186.3 million of long-term variable rate indebtedness bearing interest at floating rates tied to the rate of short-term tax-exempt revenue bonds (which mature at various dates from 2020 through 2034), and $93.0 million of variable rate indebtedness under our lines of credit, bearing interest at the Freddie Mac Reference Rate plus from 0.55% to 0.59%. Approximately $182.8 million of the long-term indebtedness is subject to interest rate cap protection agreements, which may reduce the risks associated with fluctuations in interest rates. The remaining $34.0 million of long-term variable rate indebtedness was not subject to any interest rate cap protection agreements as of December 31, 2006. An increase in interest rates may have an adverse effect on our net income and results of operations.

Risk of losses on interest rate hedging arrangements – Periodically, we have entered into agreements to reduce the risks associated with increases in interest rates, and may continue to do so. Although these agreements may partially protect against rising interest rates, they also may reduce the benefits to us if interest rates decline. If a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may subject us to increased credit risks. In order to minimize counterparty credit risk, our policy is to enter into hedging arrangements only with A-rated financial institutions.

Bond compliance requirements may limit income from certain properties - At December 31, 2006, we had approximately $186.3 million of variable rate tax-exempt financing relating to the Inglenook Court Apartments, Wandering Creek Apartments, Treetops Apartments, Huntington Breakers Apartments, Camarillo Oaks Apartments, Fountain Park, Anchor Village and Parker Ranch Apartments. This tax-exempt financing subjects these properties to certain deed restrictions and restrictive covenants. We expect to engage in tax-exempt financings in the future. In addition, the Internal Revenue Code and rules and regulations thereunder impose various restrictions, conditions and requirements excluding interest on qualified bond obligations from gross income for federal income tax purposes. The Internal Revenue Code also requires that at least 20% of apartment units be made available to residents with gross incomes that do not exceed a specified percentage, generally 50%, of the median income for the applicable family size as determined by the Housing and Urban Development Department of the federal government. In addition to federal requirements, certain state and local authorities may impose additional rental restrictions. These restrictions may limit income from the tax-exempt financed properties if we are required to lower rental rates to attract residents who satisfy the median income test. If Essex does not reserve the required number of apartment homes for residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations under the bond documents may be accelerated and we may be subject to additional contractual liability.

Adverse effect to property income and value due to general real estate investment risks - Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, cash flow and the ability to make distributions to stockholders will be adversely affected. The performance of the economy in each of the areas in which the properties are located affects occupancy, market rental rates and expenses. Consequently, the income from the properties and their underlying values may be impacted. The financial results of major local employers may have an impact on the cash flow and value of certain of the properties as well.

Income from the properties may be further adversely affected by, among other things, the following factors:

- the general economic climate;
- local economic conditions in which the properties are located, such as oversupply of housing or a reduction in demand for rental housing;
- the attractiveness of the properties to tenants;
- competition from other available space; and
- Essex's ability to provide for adequate maintenance and insurance.

As leases on the properties expire, tenants may enter into new leases on terms that are less favorable to us. Income and real estate values also may be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions may be quite limited.

Economic environment and impact on operating results - The national economy and the economies of the western states in markets where we operate can impact our operating results. Some of these markets are concentrated in high-tech sectors, which have experienced economic downturns, and could again in the future. Our property type and diverse geographic locations provide some degree of risk mitigation. However, we are not immune to prolonged economic downturns. Although we believe we are well positioned to meet these challenges, it is possible a reduction in rental rates, occupancy levels, property valuations and increases in operating costs such as advertising, turnover and repair and maintenance expense could occur in the event of economic uncertainty.

Risk of Inflation/Deflation - Substantial inflationary or deflationary pressures could have a negative effect on rental rates and property operating expenses.

Risks that acquisitions will fail to meet expectations - We intend to continue to acquire apartment communities. However, there are risks that acquisitions will fail to meet our expectations. Our estimates of future income, expenses and the costs of improvements or redevelopment that are necessary to allow us to market an acquired property as originally intended may prove to be inaccurate. We expect to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or related partnerships or additional equity by Essex. The use of equity financing, rather than debt, for future developments or acquisitions could dilute the interest of Essex's existing stockholders. If we finance new acquisitions under existing lines of credit, there is a risk that, unless we obtain substitute financing, Essex may not be able to secure further lines of credit for new development or such lines of credit may be not available on advantageous terms.

Risks that development activities will be delayed, not completed, and/or not achieve expected results - We pursue apartment community development projects and these projects generally require various governmental and other approvals, which have no assurance of being received. Our development activities generally entail certain risks, including the following:

- funds may be expended and management's time devoted to projects that may not be completed;
- construction costs of a project may exceed original estimates, possibly making the project economically unfeasible;
- development projects may be delayed due to, without limitation, adverse weather conditions, labor shortages, or unforeseen complications;
- occupancy rates and rents at a completed project may be less than anticipated; and
- the operating expenses at a completed development may be higher than anticipated.

These risks may reduce the funds available for distribution to Essex's stockholders. Further, the development of properties is also subject to the general risks associated with real estate investments. For further information regarding these risks, please see "Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks."

The geographic concentration of our Properties and fluctuations in local markets may adversely impact our financial condition and operating results - We generated significant amounts of rental revenues for the year ended December 31, 2006 from properties concentrated in Southern California (Los Angeles, Ventura, Orange, San Diego and Riverside counties), Northern California (the San Francisco Bay Area), and the Pacific Northwest (the Seattle, Washington and Portland, Oregon metropolitan areas). As of December 31, 2006, more than half (76%) of our Properties were located in California. This geographic concentration could present risks if local property market performance falls below expectations. The economic condition of these markets could affect occupancy, market rental rates, and expenses, as well as impact the income generated from the Properties and their underlying asset values. The financial results of major local employers also may impact the cash flow and value of certain of the Properties. This could have a negative impact on our financial condition and operating results, which could affect our ability to pay expected dividends to our stockholders.

Competition in the apartment community market may adversely affect operations and the rental demand for our Properties - There are numerous housing alternatives that compete with our apartment communities in attracting residents. These include other apartment communities and single-family homes that are available for rent in the markets in which the Properties are located. The Properties also compete for residents with new and existing homes and condominiums that are for sale. If the demand for our Properties is reduced or if competitors develop and/or acquire competing properties on a more cost-effective basis, rental rates may drop, which may have a material adverse affect on our financial condition and results of operations.

We also face competition from other real estate investment trusts, businesses and other entities in the acquisition, development and operation of properties. Some of the competitors are larger and have greater financial resources than we do. This competition may result in increased costs of properties we acquire and/or develop.

Dividend requirements as a result of preferred stock may lead to a possible inability to sustain dividends - We have Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Stock") with an aggregate liquidation preference of approximately $25 million outstanding and Series G Cumulative Convertible Preferred Stock ("Series G Preferred Stock") with an aggregate liquidation preference of approximately $149.5 million outstanding. In addition, we are required under limited conditions to issue Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock") with an aggregate liquidation preference of $80 million and Series D Cumulative Redeemable Preferred Stock ("Series D Preferred Stock") with an aggregate liquidation preference of $50 million in each case in exchange for outstanding preferred interests in the Operating Partnership. The terms of the Series B, D, F and G Preferred Stock provide for certain cumulative preferential cash distributions per each share of preferred stock.

These terms also provide that while such preferred stock is outstanding, we cannot authorize, declare, or pay any distributions on our common stock, unless all distributions accumulated on all shares of such preferred stock have been paid in full. Our failure to pay distributions on such preferred stock would impair our ability to pay dividends on our common stock. Our credit agreement limits our ability to pay dividends on our preferred stock if we fail to satisfy a fixed charge coverage ratio.

If Essex wishes to issue any common stock in the future (including upon the exercise of stock options), the funds required to continue to pay cash dividends at current levels will be increased. Essex's ability to pay dividends will depend largely upon the performance of our current properties and other properties that may be acquired or developed in the future.

If Essex cannot pay dividends on its common stock, Essex's status as a real estate investment trust may be jeopardized. Our ability to pay dividends on our common stock is further limited by the Maryland General Corporation Law. Under the Maryland General Corporation Law, Essex may not make a distribution on stock if, after giving effect to such distribution, either:

- we would not be able to pay our indebtedness as it becomes due in the usual course of business; or
- our total assets would be less than our total liabilities, including the liquidation preference on our Series B, Series D, Series F, and Series G preferred stock.

Resale of shares pursuant to our effective registration statement or that are issued upon conversion of our convertible preferred stock may have an adverse effect on the market price of the shares - Essex has the following effective registration statements, which allows for the resale into the public stock of common stock held by stockholders, as specified in the registration statements:

- A registration statement, declared effective in 2003, which covers the resale of up to 6,513,490 shares, including (i) up to 2,769,875 shares issued, or potentially issuable, in connection with the acquisition of John M. Sachs, Inc., a real estate company, (ii) up to 2,270,490 shares of common stock that are issuable upon exchange of limited partnership interests in the Operating Partnership and (iii) up to 1,473,125 shares that are issuable upon exchange of limited partnership interests in certain other real estate partnerships;
- Registration statements, declared effective in 2006, that cover (i) the resale of up to 142,076 shares issuable in connection with our Waterford and Vista Belvedere acquisitions and (ii) the resale of shares issuable in connection with the exchange rights of our 3.625% Exchangeable Senior Notes, as to which there is a principal amount of $225 million outstanding.

During the third quarter of 2006, we issued, pursuant to a registration statement, 5,980,000 million shares of 4.875% Series G Cumulative Preferred Stock for estimated gross proceeds of $149.5 million; such shares are convertible, subject to certain conditions, into common stock, which could be resold into the public market.

The resale of the shares of common stock pursuant to these various registration statements or that are issued upon conversion of our outstanding convertible preferred stock may have an adverse effect on the market price of our shares.

The exchange and repurchase rights of Exchangeable Senior Notes and Series G Preferred Stock may be detrimental to holders of common stock - The Operating Partnership has $225 million principal amount of 3.625% Exchangeable Senior Notes (the "Notes") outstanding which mature on November 1, 2025. The Notes are exchangeable into the Company's common stock on or after November 1, 2020 or prior to November 1, 2020 under certain circumstances. The Notes are redeemable at the Company's option for cash at any time on or after November

4, 2010 and are subject to repurchase for cash at the option of the holder on November 1st in the years 2010, 2015 and 2020, or upon the occurrence of certain events. The Notes are senior unsecured and unsubordinated obligations of the Company.

In 2006, the Company sold 5,980,000 million shares of 4.875% Series G Cumulative Convertible Preferred Stock (the "Series G Preferred Stock") for gross proceeds of $149.5 million. Holders may convert Series G Preferred Stock into shares of the Company's common stock subject to certain conditions. The conversion rate will initially be .1830 shares of common stock per $25 share liquidation preference, which is equivalent to an initial conversion price of $136.62 per share of common stock (the conversion rate will be subject to adjustment upon the occurrence of specified events). On or after July 31, 2011, the Company may, under certain circumstances cause some or all of the Series G Preferred Stock to be converted into shares of common stock at the then prevailing conversion rate. Further, if a fundamental change occurs, as defined in the articles supplementary for the Series G Preferred Stock, then the holders may require Essex to repurchase all or part of their Series G Preferred Stock subject to certain conditions.

The exchange of the Notes and/or Series G Preferred Stock for common stock would dilute stockholder ownership in the Company, and such exchange could adversely affect the market price of our common stock and our ability to raise capital through the sale of additional equity securities. If the Notes and Series G Preferred Stock are not exchanged, the repurchase price of the Notes and Series G Preferred Stock may discourage or impede transactions that might otherwise be in the interest of the holders of common stock. Further, these repurchase rights may be triggered in situations where Essex needs to conserve its cash reserves, in which event such repurchase might adversely affect Essex and its common stockholders.

Our future issuances of common stock, preferred stock or convertible debt securities could adversely affect the market price of our common stock - In order to finance our property acquisition and development activities, we have issued and sold common stock, preferred stock and convertible debt securities. For example, in 2005, the Operating Partnership sold $225 million principal amount of 3.625% Exchangeable Senior Notes, which are exchangeable into the Company's common stock under certain conditions. In 2006, the Company issued 5,980,000 million shares of 4.875% Series G Cumulative Convertible Preferred Stock for gross proceeds of approximately $149.5 million. During 2006, pursuant to a Controlled Equity Offering program that the Company entered into with Cantor Fitzgerald & Co., the Company issued and sold approximately 427,700 shares of common Stock for $48.3 million, net of fees and commissions. The Company may in the future sell further shares of common stock pursuant to a Controlled Equity Offering program with Cantor Fitzgerald & Co.

Future sales of common stock, preferred stock or convertible debt securities may dilute stockholder ownership in the Company and could adversely affect the market price of the common stock.

Our Chairman is involved in other real estate activities and investments, which may lead to conflicts of interest - Our Chairman, George M. Marcus is not an employee of Essex, and is involved in other real estate activities and investments, which may lead to conflicts of interest. Mr. Marcus owns interests in various other real estate-related businesses and investments. He is the Chairman of The Marcus & Millichap Company, or "TMMC," which is a holding company for certain real estate brokerage and services companies. TMMC has an interest in Pacific Property Company, a company that invests in apartment communities.

Mr. Marcus has agreed not to divulge any information that may be received by him in his capacity as Chairman of Essex to any of his affiliated companies and that he will abstain his vote on any and all resolutions by the Essex Board of Directors regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be a conflict of interest with any of his affiliated companies. Notwithstanding this agreement, Mr. Marcus and his affiliated entities may potentially compete with us in acquiring and/or developing multifamily properties, which competition may be detrimental to us. In addition, due to such potential competition for real estate investments, Mr. Marcus and his affiliated entities may have a conflict of interest with us, which may be detrimental to the interests of Essex's stockholders.

The influence of executive officers, directors and significant stockholders may be detrimental to holders of common stock - As of December 31, 2006, George M. Marcus, the Chairman of our Board of Directors, wholly or partially owned 1,759,267 shares of common stock (including shares issuable upon exchange of limited partnership interests in the Operating Partnership and certain other partnerships and assuming exercise of all vested options). This represents approximately 7.5% of the outstanding shares of our common stock. Mr. Marcus currently does not have majority control over us. However, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions. Consequently, his influence could result in decisions that do not reflect the interests of all our stockholders.

Under the partnership agreement of the Operating Partnership, the consent of the holders of limited partnership interests is generally required for any amendment of the agreement and for certain extraordinary actions. Through their ownership of limited partnership interests and their positions with us, our directors and executive officers, including Mr. Marcus, have substantial influence on us. Consequently, their influence could result in decisions that do not reflect the interests of all stockholders.

The voting rights of preferred stock may allow holders of preferred stock to impede actions that otherwise benefit holders of common stock - In general, the holders of our outstanding shares of preferred stock do not have any voting rights. However, if full distributions are not made on any outstanding preferred stock for six quarterly distributions periods, the holders of preferred stock who have not received distributions, voting together as a single class, will have the right to elect two additional directors to serve on our Board of Directors.

These voting rights continue until all distributions in arrears and distributions for the current quarterly period on the preferred stock have been paid in full. At that time, the holders of the preferred stock are divested of these voting rights, and the term and office of the directors so elected immediately terminates. While any shares of our preferred stock are outstanding, Essex may not, without the consent of the holders of two-thirds of the outstanding shares of each series of preferred stock, each voting separately as a single class:

- authorize or create any class or series of stock that ranks senior to such preferred stock with respect to the payment of dividends, rights upon liquidation, dissolution or winding-up of our business;
- amend, alter or repeal the provisions of Essex's Charter or Bylaws, including by merger or consolidation, that would materially and adversely affect the rights of such series of preferred stock; or
- in the case of the preferred stock into which our preferred units are exchangeable, merge or consolidate with another entity or transfer substantially all of its assets to another entity, except if such preferred stock remains outstanding with the surviving entity and has the same terms and in certain other circumstances.

These voting rights of the preferred stock may allow holders of preferred stock to impede or veto actions that would otherwise benefit the holders of our common stock.

The redemption rights of the Series B preferred units, Series D preferred units, Series F preferred stock and Series G preferred stock may be detrimental to holders of Essex common stock - Upon the occurrence of one of the following events, the terms of the Operating Partnership's Series B and D Preferred Units require it to redeem all of such units and the terms of Essex's Series F Preferred Stock and the Series G Preferred Stock provide the holders of the majority of the outstanding Series F Preferred Stock and Series G Preferred Stock the right to require Essex to redeem all of such stock:

- Essex completes a "going private" transaction and its common stock is no longer registered under the Securities Exchange Act of 1934, as amended;
- Essex completes a consolidation or merger or sale of substantially all of its assets and the surviving entity's debt securities do not possess an investment grade rating;
- Essex fails to qualify as a REIT; or
- in the case of Series G preferred stock, Essex common stock is not traded on a major exchange.

The aggregate redemption price of the Series B Preferred Units would be $80 million, the aggregate redemption price of the Series D Preferred Units would be $50 million, the aggregate redemption price of the Series F Preferred Stock would be $25 million and the aggregate redemption price of the Series G Preferred Stock would be $149.5 million, plus, in each case, any accumulated distributions.

These redemption rights may discourage or impede transactions that might otherwise be in the interest of holders of common stock. Further, these redemption rights might trigger situations where Essex needs to conserve its cash reserves, in which event such redemption might adversely affect Essex and its common holders.

Maryland business combination law may not allow certain transactions between Essex and its affiliates to proceed without compliance with such law - Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as any person (and certain affiliates of such person) who beneficially owns ten percent or more of the voting power of the then-outstanding voting stock.
The law also requires a supermajority stockholder vote for such transactions. This means that the transaction must

be approved by at least:

- 80% of the votes entitled to be cast by holders of outstanding voting shares; and
- Two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. These voting provisions do not apply if the stockholders receive a minimum price, as defined under Maryland law. As permitted by the statute, the Board of Directors of Essex irrevocably has elected to exempt any business combination by us, George M. Marcus, William A. Millichap, who are the chairman and a director of Essex, respectively, and TMMC or any entity owned or controlled by Messrs. Marcus and Millichap and TMMC. Consequently, the five-year prohibition and supermajority vote requirement described above will not apply to any business combination between us and Mr. Marcus, Mr. Millichap, or TMMC. As a result, we may in the future enter into business combinations with Messrs. Marcus and Millichap and TMMC, without compliance with the supermajority vote requirements and other provisions of the Maryland General Corporation Law.

Anti-takeover provisions contained in the Operating Partnership agreement, charter, bylaws, and certain provisions of Maryland law could delay, defer or prevent a change in control - While Essex is the sole general partner of the Operating Partnership, and generally has full and exclusive responsibility and discretion in the management and control of the Operating Partnership, certain provisions of the Operating Partnership agreement place limitations on Essex's ability to act with respect to the Operating Partnership. Such limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interest of Essex's stockholders. The partnership agreement provides that if the limited partners own at least 5% of the outstanding units of partnership interest in the Operating Partnership, Essex cannot, without first obtaining the consent of a majority-in-interest of the limited partners in the Operating Partnership, transfer all or any portion of our general partner interest in the Operating Partnership to another entity. Such limitations on Essex's ability to act may result in our being precluded from taking action that the Board of Directors believes is in the best interests of Essex's stockholders. As of December 31, 2006, the limited partners held or controlled approximately 9.6% of the outstanding units of partnership interest in the Operating Partnership, allowing such actions to be blocked by the limited partners.

Essex's Charter authorizes the issuance of additional shares of common stock or preferred stock and the setting of the preferences, rights and other terms of such preferred stock without the approval of the holders of the common stock. We may establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control. Such a transaction might involve a premium price for our stock or otherwise be in the best interests of the holders of common stock. Also, such a class of preferred stock could have dividend, voting or other rights that could adversely affect the interest of holders of common stock.

Essex's Charter, as well as Essex's stockholder rights plan, contains other provisions that may delay, defer or prevent a transaction or a change in control that might be in the best interest of Essex's stockholders. Essex's stockholder rights plan is designed, among other things, to prevent a person or group from gaining control of us without offering a fair price to all of Essex's stockholders. The Bylaws may be amended by the Board of Directors to include provisions that would have a similar effect, although Essex presently has no such intention. The Charter contains ownership provisions limiting the transferability and ownership of shares of capital stock, which may have the effect of delaying, deferring or preventing a transaction or a change in control. For example, subject to receiving an exemption from the Board of Directors, potential acquirers may not purchase more than 6% in value of the stock (other than qualified pension trusts which can acquire 9.9%). This may discourage tender offers that may be attractive to the holders of common stock and limit the opportunity for stockholders to receive a premium for their shares of common stock.

The Maryland General Corporations Law restricts the voting rights of shares deemed to be "control shares." Under the Maryland General Corporations Law, "control shares" are those which, when aggregated with any other shares held by the acquirer, entitle the acquirer to exercise voting power within specified ranges. Although the Bylaws exempt Essex from the control share provisions of the Maryland General Corporations Law, the Board of Directors may amend or eliminate the provisions of the Bylaws at any time in the future. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the Maryland General Corporations Law not only to control shares which may be acquired in the future, but also to control shares previously acquired. If the provisions of the Bylaws are amended or eliminated, the control share provisions of the Maryland General Corporations Law could delay, defer or prevent a transaction or change in control that might involve a premium price for the stock or otherwise be in the best interests of Essex's stockholders.

Essex's joint ventures and joint ownership of Properties and partial interests in corporations and limited partnerships could limit Essex's ability to control such Properties and partial interests - Instead of purchasing properties directly, we have invested and may continue to invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, it is possible that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests, or our policies or objectives. Consequently, a co-venturer's actions might subject property owned by the joint venture to additional risk. Although we seek to maintain sufficient influence over any joint venture to achieve its objectives, we may be unable to take action without our joint venture partners' approval, or joint venture partners could take actions binding on the joint venture without our consent. Should a joint venture partner become bankrupt, we could become liable for such partner's share of joint venture liabilities.

From time to time, we, through the Operating Partnership, invest in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of acquiring, developing or managing real property. In certain circumstances, the Operating Partnership's interest in a particular entity may be less than a majority of the outstanding voting interests of that entity. Therefore, the Operating Partnership's ability to control the daily operations of such an entity may be limited. Furthermore, the Operating Partnership may not have the power to remove a majority of the board of directors (in the case of a corporation) or the general partner or partners (in the case of a limited partnership) of such an entity in the event that its operations conflict with the Operating Partnership's objectives. The Operating Partnership may not be able to dispose of its interests in such an entity. In the event that such an entity becomes insolvent, the Operating Partnership may lose up to its entire investment in and any advances to the entity. We have, and in the future may, enter into transactions that could require us to pay the tax liabilities of partners, which contribute assets into joint ventures or the Operating Partnership, in the event that certain taxable events, which are within our control, occur. Although we plan to hold the contributed assets or defer recognition of gain on their sale pursuant to the like-kind exchange rules under Section 1031 of the Internal Revenue Code, we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they can expect to have a material impact on our financial position.

Dedicated investment activities and other factors specifically related to Fund II - Fund II involves risks to us such as the following:

- our partners in Fund II might remove Essex as the general partner of Fund II;
- our partners in Fund II might become bankrupt (in which event we might become generally liable for the liabilities of Fund II);
- our partners in Fund II might have economic or business interests or goals that are inconsistent with our business interests or goals;
- our partners in Fund II might fail to fund capital commitments as contractually required; or
- our partners in Fund II might fail to approve decisions regarding Fund II that are in our best interest.

We will, however, generally seek to maintain sufficient influence over Fund II to permit it to achieve its business objectives.

Investments in mortgages and other real estate securities - We may invest in securities related to real estate, which could adversely affect our ability to make distributions to stockholders. We may purchase securities issued by entities which own real estate and invest in mortgages or unsecured debt obligations. These mortgages may be first, second or third mortgages that may or may not be insured or otherwise guaranteed. In general, investments in mortgages include the following risks:

- that the value of mortgaged property may be less than the amounts owed, causing realized or unrealized losses;
- the borrower may not pay indebtedness under the mortgage when due, requiring us to foreclose, and the amount recovered in connection with the foreclosure may be less than the amount owed;
- that interest rates payable on the mortgages may be lower than our cost of funds; and
- in the case of junior mortgages, that foreclosure of a senior mortgage would eliminate the junior mortgage.

If any of the above were to occur, cash flows from operations and our ability to make expected dividends to stockholders could be adversely affected.

Possible environmental liabilities - Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on, in, to or migrating from such property. Such laws often impose liability without regard as to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons exposed to such substances, either through soil vapor or ingestion of the substances may claim personal injury damages. Persons who arrange for the disposal or treatment of hazardous or toxic substances or wastes also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility to which such substances or wastes were sent, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company could be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and costs related to injuries of persons and property.

Investments in real property create a potential for environmental liabilities on the part of the owner of such real property. We carry certain limited insurance coverage for this type of environmental risk. We have conducted environmental studies which revealed the presence of groundwater contamination at certain Properties. Such contamination at certain of these properties was reported to have migrated on-site from adjacent industrial manufacturing operations. The former industrial users of the Properties were identified as the source of contamination. The environmental studies noted that certain Properties are located adjacent to any possible down gradient from sites with known groundwater contamination, the lateral limits of which may extend onto such properties. The environmental studies also noted that at certain of these properties, contamination existed because of the presence of underground fuel storage tanks, which have been removed. In general, in connection with the ownership, operation, financing, management and development of real properties, we may be potentially liable for removal or clean-up costs, as well as certain other costs and environmental liabilities. We may also be subject to governmental fines and costs related to injuries to persons and property.

Recently there has been an increasing number of lawsuits against owners and managers of apartment communities alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Essex has been sued for mold related matters and has settled some, but not all, such matters, which matters remain unresolved and pending. Insurance carriers have reacted to mold related liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. Essex has, however, purchased pollution liability insurance, which includes limited coverage for mold, although the insurance may not cover all pending or future mold claims. Essex has adopted programs designed to manage the existence of mold in its properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or the property. Essex cannot assure you that it will not be sued in the future for mold related matters and cannot assure you that the liabilities resulting from such current or future mold related matters will not be substantial. The costs of carrying insurance to address potential mold related claims may also be substantial.

California has enacted legislation commonly referred to as "Proposition 65" requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity, including tobacco smoke. Although we have sought to comply with Proposition 65 requirements, we cannot assure you that we will not be adversely affected by litigation relating to Proposition 65.

Methane gas is a naturally-occurring gas that is commonly found below the surface in several areas, particularly in the Southern California coastal areas. Methane is a non-toxic gas, but can be ignitable in confined spaces. Although naturally-occurring, methane gas is not regulated at the state or federal level, some local governments, such as the County of Los Angeles, have imposed requirements that new buildings install detection systems in areas where methane gas is known to be located.

Methane gas is also associated with certain industrial activities, such as former municipal waste landfills. Radon is also a naturally-occurring gas that is found below the surface. Essex cannot assure you that it will not be adversely affected by costs related to its compliance with methane gas related requirements or litigation costs related to methane or radon gas.

The Company has almost no indemnification agreements from third parties for potential environmental clean-up costs at its Properties. The Company has no way of determining at this time the magnitude of any potential liability to which it may be subject arising out of unknown environmental conditions or violations with respect to the properties formerly owned by the Company. No assurance can be given that existing environmental studies with respect to any of the Properties reveal all environmental liabilities, that any prior owner or operator of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not exist as to any one or more of the Properties. The Company has limited insurance coverage for the types of environmental liabilities described above.

General uninsured losses - The Company carries comprehensive liability, fire, extended coverage and rental loss insurance for each of the Properties. There are, however, certain types of extraordinary losses, such as, for example, losses for terrorism or earthquake, for which the Company does not have insurance coverage. Substantially all of the Properties are located in areas that are subject to earthquake activity. In January 2007, the Company canceled the earthquake policy and established a wholly owned insurance subsidiary. Through this subsidiary, the Company is self-insured as it relates to earthquake related losses.

Although the Company may carry insurance for potential losses associated with its Properties, employees, residents, and compliance with applicable laws, it may still incur losses due to uninsured risks, deductibles, co-payments or losses in excess of applicable insurance coverage and those losses may be material.

Changes in real estate tax and other laws - Generally we do not directly pass through costs resulting from changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes, to tenants under leases. These costs may adversely affect funds from operations and the ability to make distributions to stockholders. Similarly, compliance with changes in (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions or (ii) rent control or rent stabilization laws or other laws regulating housing may result in significant unanticipated expenditures, which would adversely affect funds from operations and the ability to make distributions to stockholders.

Changes in financing policy; no limitation on debt – We have adopted a policy of maintaining for a debt-to-total-market-capitalization ratio of less than 50%. The calculation of debt-to-total-market-capitalization is as follows: total indebtedness divided by the sum of total indebtedness plus total equity market capitalization. As used in this calculation, total equity market capitalization is equal to the aggregate market value of the outstanding shares of common stock (based on the greater of current market price or the gross proceeds per share from public offerings of the outstanding shares plus any undistributed net cash flow), assuming the conversion of all limited partnership interests in the Operating Partnership into shares of common stock and the gross proceeds of the preferred units. Based on this calculation (including the current market price and excluding undistributed net cash flow), our debt-to-total-market-capitalization ratio was approximately 28% as of December 31, 2006.

Our organizational documents do not limit the amount or percentage of indebtedness that may be incurred. Accordingly, the Board of Directors of Essex could change current policies and the policies of the Operating Partnership regarding indebtedness. If we changed these policies, we could incur more debt, resulting in an increased risk of default on our obligations and the obligations of the Operating Partnership, and an increase in debt service requirements that could adversely affect our financial condition and results of operations. Such increased debt could exceed the underlying value of the Properties.

We are subject to certain tax risks - Essex has elected to be taxed as a REIT under the Internal Revenue Code. Essex's qualification as a REIT requires it to satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within Essex's control. Although Essex intends that its current organization and method of operation enable it to qualify as a REIT, it cannot assure you that it so qualifies or that it will be able to remain so qualified in the future. Future legislation, new regulations, administrative interpretations or court decisions (any of which could have retroactive effect) could adversely affect Essex's ability to qualify as a REIT or adversely affect its stockholders. If it fails to qualify as a REIT in any taxable year, Essex would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates, and would not be allowed to deduct dividends paid to its shareholders in computing its taxable income. Essex may also be disqualified from treatment as a REIT for the four taxable years following the year in which it failed to qualify. The additional tax liability would reduce its net earnings available for investment or distribution to stockholders, and it would no longer be required to make distributions to its stockholders. Even if Essex continues to qualify as a REIT, it will continue to be subject to certain federal, state and local taxes on its income and property.

Essex has established several taxable REIT subsidiaries ("TRSs"). Despite Essex's qualification as a REIT, its TRSs' must pay U.S. federal income tax on their taxable income. While Essex will attempt to ensure that their dealing with its TRSs' does not adversely affect its REIT qualification, it cannot provide assurance that it will successfully achieve that result. Furthermore, Essex may be subject to a 100% penalty tax, or its TRSs' may be denied deductions, to the extent its dealings with its TRSs' are not deemed to be arm's length in nature. No assurances can be given that Essex's dealings with its TRSs' will be arm's length in nature.

From time to time, we may transfer or otherwise dispose of some of our Properties. Under the Internal Revenue Code, any gain resulting from transfers of Properties that we hold as inventory or primarily for sale to customers in the ordinary course of business would be treated as income from a prohibited transaction subject to a 100% penalty tax. Since we acquire properties for investment purposes, we do not believe that our occasional transfers or disposals of property are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service may contend that certain transfers or disposals of properties by us are prohibited transactions. If the Internal Revenue Service were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then Essex would be required to pay a 100% penalty tax on any gain allocable to Essex from the prohibited transaction and Essex's ability to retain future gains on real property sales may be jeopardized. Income from a prohibited transaction might adversely affect Essex's ability to satisfy the income tests for qualification as a REIT for U.S. federal income tax purposes. Therefore, no assurances can be given that Essex will be able to satisfy the income tests for qualification as a REIT.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties

Our core apartment Portfolio as of December 31, 2006 (including partial ownership interests) was comprised of 130 apartment communities (comprising 27,553 apartment units), of which 13,285 units are located in Southern California, 7,490 units are located in the San Francisco Bay Area, 5,441 units are located in the Seattle Metropolitan Area, and 1,337 units are located in the other areas including Portland, Oregon and Houston, Texas. The Company's apartment communities accounted for 99% of the Company's property revenues for the year ended December 31, 2006.

Occupancy Rates

The 130 apartment communities had an average Same-Properties occupancy (as defined in Item 7), based on "financial occupancy," during the year ended December 31, 2006, of approximately 96.4 %. With respect to stabilized apartment communities with sufficient operating history, occupancy figures are based on financial occupancy (the percentage resulting from dividing actual rental revenue by total possible rental revenue). Actual rental revenue represents contractual revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

As of December 31, 2006, the headquarters building was 100% occupied by the Company and the Southern California office building was 95% occupied, based on physical occupancy. With respect to office buildings, occupancy figures are based on "physical occupancy" which refers to the percentage resulting from dividing leased and occupied square footage by rentable square footage. With respect to recreational vehicle parks, manufactured housing communities, or apartment communities which have not yet stabilized or have insufficient operating history, occupancy figures are based on "physical occupancy" which refers to the percentage resulting from dividing leased and occupied units by rentable units.

For the year ended December 31, 2006, none of the Company's Properties had book values equal to 10% or more of total assets of the Company or gross revenues equal to 10% or more of aggregate gross revenues of the Company.

Apartment Communities

Our apartment communities are generally suburban garden apartments and town homes comprising multiple clusters of two and three story buildings situated on three to fifteen acres of land. The apartment communities have on average of 212 units, with a mix of studio, one, two and some three-bedroom units. A wide variety of amenities are available at each apartment community, including covered parking, fireplaces, swimming pools, clubhouses with complete fitness facilities, volleyball and playground areas and tennis courts.

We select, train and supervise a full team of on-site service and maintenance personnel. We believe that the following primary factors enhance our ability to retain tenants:

- well built communities that have been well maintained since acquisition; and
- proactive customer service approach.

Office Buildings

The Company's corporate headquarters is located in a two-story office building with approximately 17,400 square feet located at 925 East Meadow Drive, Palo Alto, California. The Company acquired this property in 1997. The Company also owns an office building in Southern California (Woodland Hills), comprised of approximately 38,940 square feet building, of which the Company occupies approximately 11,200 square feet at December 31, 2006. The building has nine third-party tenants occupying approximately 26,000 square feet. The largest single tenant occupies approximately 10,900 square feet. The Company acquired the Woodland Hills property in 2001. The Company has a mortgage loan receivable on an office building with approximately 110,000 square feet located in Irvine, California, which is consolidated under FIN 46R.

Recreational Vehicle Parks and Manufactured Housing Community

The Company owns two recreational vehicle parks (comprising of 338 spaces), acquired in the Company's December 2002 acquisition of John M. Sachs, Inc., located in El Cajon, California.

The Company owns one manufactured housing community (containing 157 sites), acquired in the Company's December 2002 acquisition of John M. Sachs, Inc., located in Vista, California.

The following tables describe the Company's Properties as of December 31, 2006. The first table describes the Company's apartment communities and the second table describes the Company's other real estate assets.

Apartment Communities [1]	Location	Units	Rentable Square Footage	Year Built	Year Acquired	Occupancy[2]
Southern California						
Alpine Country	Alpine, CA	108	81,900	1986	2002	97%
Alpine Village	Alpine, CA	306	254,400	1971	2002	97%
Barkley, The(3)(4)	Anaheim, CA	161	139,800	1984	2000	98%
Bonita Cedars	Bonita, CA	120	120,800	1983	2002	96%
Camarillo Oaks	Camarillo, CA	564	459,000	1985	1996	96%
Mountain View	Camarillo, CA	106	83,900	1980	2004	98%
Cambridge	Chula Vista, CA	40	22,100	1965	2002	97%
Woodlawn Colonial	Chula Vista, CA	159	104,500	1974	2002	95%
Mesa Village	Clairemont, CA	133	43,600	1963	2002	98%
Parcwood(5)	Corona, CA	312	270,000	1989	2004	92%
Coral Gardens	El Cajon, CA	200	182,000	1976	2002	95%
Tierra del Sol/Norte	El Cajon, CA	156	117,000	1969	2002	97%
Grand Regency	Escondido, CA	60	42,400	1967	2002	99%
Valley Park(6)	Fountain Valley, CA	160	169,700	1969	2001	95%
Capri at Sunny Hills(6)	Fullerton, CA	100	128,100	1961	2001	97%
Wilshire Promenade	Fullerton, CA	149	128,000	1992(7)	1997	98%
Montejo(6)	Garden Grove, CA	124	103,200	1974	2001	97%
CBC Apartments	Goleta, CA	148	91,538	1962	2006	98%
Chimney Sweep Apartments	Goleta, CA	91	88,370	1967	2006	96%
Hampton Court (Columbus)	Glendale, CA	83	71,500	1974(8)	1999	96%
Hampton Place (Lorraine)	Glendale, CA	132	141,500	1970(9)	1999	95%
Devonshire	Hemet, CA	276	207,200	1988	2002	91%
Huntington Breakers	Huntington Beach, CA	342	241,700	1984	1997	98%
Hillsborough Park	La Habra, CA	235	215,500	1999	1999	98%
Trabuco Villas	Lake Forest, CA	132	131,000	1985	1997	99%
Marbrisa	Long Beach, CA	202	122,800	1987	2002	99%
Pathways	Long Beach, CA	296	197,700	1975(10)	1991	97%
Bunker Hill	Los Angeles, CA	456	346,600	1968	1998	98%
City Heights(11)	Los Angeles, CA	687	424,100	1968	2000	95%
Cochran Apartments	Los Angeles, CA	58	51,400	1989	1998	98%
Kings Road	Los Angeles, CA	196	132,100	1979(12)	1997	98%
Marbella, The	Los Angeles, CA	60	50,108	1991	2005	97%
Park Place	Los Angeles, CA	60	48,000	1988	1997	98%
Windsor Court	Los Angeles, CA	58	46,600	1988	1997	98%
Marina City Club(13)	Los Angeles, CA	101	127,200	1971	2004	98%
Renaissance(5)	Los Angeles, CA	168	154,268	1990	2006	95%
Mirabella	Marina Del Rey, CA	188	176,800	2000	2000	98%
Mira Monte (Mira Woods Villa)	Mira Mesa, CA	355	262,600	1982(14)	2002	97%
Hillcrest Park (Mirabella)	Newbury Park, CA	608	521,900	1973(15)(16)	1998	97%
Fairways(17)	Newport Beach, CA	74	107,100	1972	1999	97%
Country Villas	Oceanside, CA	180	179,700	1976	2002	96%
Mission Hills	Oceanside, CA	282	244,000	1984	2005	96%
Mariner's Place	Oxnard, CA	105	77,200	1987	2000	97%
Tierra Vista(18)	Oxnard, CA	404	387,100	2001	2001	97%
Monterey Villas (Village Apartments)	Oxnard, CA	122	122,100	1974(19)	1997	97%
Monterra del Mar (Windsor Terrace)	Pasadena, CA	123	74,400	1972(20)	1997	96%
Monterra del Rey (Glenbrook)	Pasadena, CA	84	73,100	1972(21)	1999	95%
Monterra del Sol (Euclid)	Pasadena, CA	85	69,200	1972(22)	1999	96%
Villa Angelina(6)	Placentia, CA	256	217,600	1970	2001	98%

(continued)

Apartment Communities [1]	Location	Units	Square Footage	Year Built	Year Acquired	Occupancy [2]
Southern California (continued)						
Fountain Park	Playa Vista, CA	705	608,900	2002	2004	92%
Highridge(6)	Rancho Palos Verdes, CA	255	290,200	1972	1997	94%
Bluffs II, The(23)	San Diego, CA	224	126,700	1974	1997	99%
Summit Park	San Diego, CA	300	229,400	1972	2002	96%
Vista Capri - North	San Diego, CA	106	51,800	1975	2002	97%
Brentwood (Hearthstone)(6)	Santa Ana, CA	140	154,800	1970	2001	97%
Treehouse(6)	Santa Ana, CA	164	135,700	1970	2001	95%
Carlton Heights	Santee, CA	70	48,400	1979	2002	98%
Meadowood	Simi Valley, CA	320	264,500	1986	1996	95%
Hidden Valley (Parker Ranch)(24)	Simi Valley, CA	324	310,900	2004	2004	97%
Shadow Point	Spring Valley, CA	172	131,200	1983	2002	96%
Lofts at Pinehurst, The (Villa Scandia)	Ventura, CA	118	71,100	1971(25)	1997	96%
Pinehurst(26)	Ventura, CA	28	21,200	1973	2004	99%
Woodside Village	Ventura, CA	145	136,500	1987	2004	96%
Walnut Heights	Walnut, CA	163	146,700	1964	2003	93%
Avondale at Warner Center	Woodland Hills, CA	446	331,000	1970(27)	1997	96%
		13,285	**10,911,384**			**96%**
Northern California						
Belmont Terrace	Belmont, CA	71	72,951	1974	2006	91%
Carlmont Woods(5)	Belmont, CA	195	107,200	1971	2004	98%
Davey Glen(5)	Belmont, CA	69	65,974	1962	2006	90%
Brookside Oaks(6)	Cupertino, CA	170	119,900	1973	2000	97%
Point at Cupertino, The (Westwood)(18)	Cupertino, CA	116	135,200	1963(28)	1998	98%
Harbor Cove(5)	Foster City, CA	400	306,600	1971	2004	96%
Waterstone at Fremont (Mountain Vista)(29)	Fremont, CA	526	433,100	1975	2000	94%
Stevenson Place (The Apple)	Fremont, CA	200	146,200	1971(30)	1983	96%
Treetops	Fremont, CA	172	131,200	1978(31)	1996	96%
Wimbledon Woods	Hayward, CA	560	462,400	1975(32)	1998	95%
Alderwood Park(5)	Newark, CA	96	74,624	1987	2006	98%
Summerhill Commons	Newark, CA	184	139,000	1987(33)	1987	97%
Regency Towers(5)	Oakland, CA	178	140,900	1975	2005	93%
San Marcos (Vista del Mar)	Richmond, CA	432	407,600	2003	2003	96%
Mt. Sutro	San Francisco, CA	99	64,000	1973	2001	97%
The Carlyle	San Jose, CA	132	129,200	2000	2000	96%
The Enclave(5)	San Jose, CA	637	525,463	1998	2005	93%
Waterford, The	San Jose, CA	238	219,600	2000	2000	97%
Esplanade	San Jose, CA	278	279,000	2002	2004	97%
Hillsdale Garden Apartments(34)	San Mateo, CA	697	611,505	1948	2006	95%
Bel Air (The Shores)	San Ramon, CA	462	391,000	1988(35)	1997	95%
Foothill Gardens	San Ramon, CA	132	155,100	1985	1997	97%
Twin Creeks	San Ramon, CA	44	51,700	1985	1997	97%
Le Parc Luxury Apartments (Plumtree)	Santa Clara, CA	140	113,200	1975(36)	1994	98%
Marina Cove(37)	Santa Clara, CA	292	250,200	1974	1994	98%
Bristol Commons	Sunnyvale, CA	188	142,600	1989	1997	97%
Montclaire (Oak Pointe)	Sunnyvale, CA	390	294,100	1973(38)	1988	94%
Summerhill Park	Sunnyvale, CA	100	78,500	1988	1988	99%
Windsor Ridge	Sunnyvale, CA	216	161,800	1989	1989	97%
Vista Belvedere	Tiburon, CA	76	78,300	1963	2004	98%
		7,490	**6,288,117**			**96%**

(continued)

Apartment Communities [1]	Location	Units	Square Footage	Year Built	Year Acquired	Occupancy[2]
Seattle, Washington Metropolitan Area						
Cedar Terrace	Bellevue, WA	180	174,200	1984	2005	96%
Emerald Ridge-North	Bellevue, WA	180	144,000	1987	1994	97%
Foothill Commons	Bellevue, WA	360	288,300	1978(39)	1990	98%
Palisades, The	Bellevue, WA	192	159,700	1977(40)	1990	96%
Sammamish View	Bellevue, WA	153	133,500	1986(41)	1994	98%
Woodland Commons	Bellevue, WA	236	172,300	1978(39)	1990	97%
Canyon Pointe	Bothell, WA	250	210,400	1990	2003	97%
Inglenook Court	Bothell, WA	224	183,600	1985	1994	95%
Salmon Run at Perry Creek	Bothell, WA	132	117,100	2000	2000	97%
Stonehedge Village	Bothell, WA	196	214,800	1986	1997	97%
Park Hill at Issaquah(42)	Issaquah, WA	245	277,700	1999	1999	97%
Peregrine Point	Issaquah, WA	21	85,900	2003(43)	2003	48%
Wandering Creek	Kent, WA	156	124,300	1986	1995	99%
Bridle Trails	Kirkland, WA	108	73,400	1986(44)	1997	94%
Evergreen Heights	Kirkland, WA	200	188,300	1990	1997	98%
Laurels, The	Mill Creek, WA	164	134,300	1981	1996	98%
Morning Run(5)	Monroe, WA	222	221,786	1991	2005	98%
Anchor Village(6)	Mukilteo, WA	301	245,900	1981	1997	95%
Castle Creek	Newcastle, WA	216	191,900	1997	1997	97%
Brighton Ridge	Renton, WA	264	201,300	1986	1996	95%
Forest View	Renton, WA	192	182,500	1998	2003	96%
Fairwood Pond	Renton, WA	194	189,200	1997	2004	96%
Fountain Court	Seattle, WA	320	207,000	2000	2000	97%
Linden Square	Seattle, WA	183	142,200	1994	2000	97%
Maple Leaf	Seattle, WA	48	35,500	1986	1997	98%
Spring Lake	Seattle, WA	69	42,300	1986	1997	98%
Tower @ 801(5)	Seattle, WA	173	118,500	1970	2005	95%
Wharfside Pointe	Seattle, WA	142	119,200	1990	1994	98%
Echo Ridge(5)	Snoqualmie, WA	120	124,539	2000	2005	95%
		5,441	**4,703,625**			**96%**
Portland, Oregon Metropolitan Area						
Jackson School Village	Hillsboro, OR	200	196,800	1996	2000	95%
Landmark	Hillsboro, OR	285	282,900	1990	1996	97%
Meadows @ Cascade Park	Vancouver, WA	198	199,300	1989	1997	97%
Village @ Cascade Park	Vancouver, WA	192	178,100	1989	1997	97%
		875	**857,100**			**97%**
Other areas and property owned by a TRS						
St. Cloud	Houston, TX	302	306,800	1968	2002	91%
Camino Ruiz Square(45)	Camarillo, CA	160	105,448	1990	2006	97%
		462	**412,248**			**93%**
Total/Weighted Average		**27,553**	**23,172,474**			**96%**

Other real estate assets[1]	Location	Tenants	Rentable Square Footage	Year Built	Year Acquired	Occupancy[2]
Office Buildings						
925 East Meadow Drive	Palo Alto, CA	1	17,400	1988	1997	100%(46)
17461 Derian Ave(47)	Irvine, CA	3	110,000	1983	2000	100%(48)
22110-22120 Clarendon Street	Woodland Hills, CA	9	38,940	1982	2001	96%(49)
Total Office Buildings		**13**	**166,340**			**99%**
Recreational Vehicle Parks						
Circle RV	El Cajon, CA	179 spaces		1977	2002	(50)
Vacationer	El Cajon, CA	159 spaces		1973	2002	(50)
Total Recreational Vehicle Parks		**338 spaces**				
Manufactured Housing Community						
Green Valley	Vista, CA	157 sites		1973	2002	(50)
Total Manufactured Housing Community		**157 sites**				

(1) Unless otherwise specified, the Company has a 100% ownership interest in each Property.

(2) For apartment communities, occupancy rates are based on financial occupancy for the year ended December 31, 2006; for the office buildings, recreational vehicle parks, manufactured housing communities or properties which have not yet stabilized or have insufficient operating history, occupancy rates are based on physical occupancy as of December 31, 2006. For an explanation of how financial occupancy and physical occupancy are calculated, see "Properties-Occupancy Rates" in this Item 2.

(3) The Company has a 30% special limited partnership interest in the entity that owns this apartment community. This investment was made under arrangements whereby the Essex Management Corporation ("EMC") became the general partner and the existing partners were granted the right to require the applicable partnership to redeem their interest for cash. Subject to certain conditions, the Company may, however, elect to deliver an equivalent number of shares of the Company's common stock in satisfaction of the applicable partnership's cash redemption obligation.

(4) The property is subject to a ground lease, which, unless extended, will expire in 2082.

(5) This property is owned by Fund II. The Company has a 28.2% interest in Fund II which is accounted for using the equity method of accounting.

(6) The Company holds a 1% special limited partner interest in the partnerships which own these apartment communities. These investments were made under arrangements whereby EMC became the 1% sole general partner and the other limited partners were granted the right to require the applicable partnership to redeem their interest for cash. Subject to certain conditions, the Company may, however, elect to deliver an equivalent number of shares of the Company's common stock in satisfaction of the applicable partnership's cash redemption obligation.

(7) In 2002 the Company purchased an additional 21 units adjacent to this property for $3 million. This property was built in 1992.

(8) The Company completed a $1.6 million redevelopment on this property in 2000.

(9) The Company completed a $2.3 million redevelopment on this property in 2000.

(10) The Company is in the process of performing a $10.7 million redevelopment on this property.

(11) The Company owns the land and has leased the improvements to an unrelated third party. The leasehold interest entitles the Company to receive a monthly payment for the 34-year term of the land lease and promote fees upon sale. The property was sold in February 2007 to a third-party.

(12) The Company is in the process of performing a $6.2 million redevelopment on this property.

(13) This property is subject to a ground lease, which, unless extended, will expire in 2067.

(14) The Company is in the process of performing a $6.0 million redevelopment on this property.

(15) The Company completed an $11.0 million redevelopment on this property in 2001.

(16) The Company completed an additional $3.6 million redevelopment on this property in 2005.

(17) This property is subject to a ground lease, which, unless extended, will expire in 2027.

(18) The Company had a 20.0% ownership interest this property. In 2004, the Company acquired the remaining 80%.

(19) The Company completed a $3.2 million redevelopment on this property in 2002.

(20) The Company completed a $1.9 million redevelopment on this property in 2000.

(21) The Company completed a $1.9 million redevelopment on this property in 2001.

(22) The Company completed a $1.7 million redevelopment on this property in 2001.

(23) The Company had an 85% controlling limited partnership interest in this property as of December 31,

2006, and during January 2007 the Company acquired the remaining 15% partnership interest.
(24) The Company and EMC have a 74.0% and 1% member interests, respectively, in this property.
(25) The Company completed a $3.5 million redevelopment on this property in 2002.
(26) The property is subject to a ground lease, which, unless extended, will expire in 2028.
(27) The Company is in the process of performing a $12.0 million redevelopment on this property.
(28) The Company completed a $2.7 million redevelopment in 2001.
(29) The Company has a preferred limited partnership interest in this property.
(30) The Company completed a $4.5 million redevelopment on this property in 1998.
(31) The Company is in the process of performing an $8.3 million redevelopment on this property.
(32) The Company is in the process of performing a $9.4 million redevelopment on this property.
(33) The Company is in the process of performing a $4.3 million redevelopment on this property
(34) The property is subject to a ground lease, which unless extended, will expire in 2047.
(35) The Company completed construction of 114 units of the property's 462 total units in 2000.
(36) The Company completed a $3.4 million redevelopment on this property in 2002.
(37) A portion of this Property on which 84 units are presently located is subject to a ground lease, which, unless extended, will expire in 2028.
(38) The Company is in the process of performing a $15.1 million redevelopment on this property.
(39) The Company is in the process of performing a joint $3.4 million redevelopment at these properties.
(40) The Company is in the process of performing a $6.6 million redevelopment on this property
(41) The Company is in the process of performing a $3.3 million redevelopment on this property.
(42) The Company had an approximate 45% preferred limited partnership interest in this property. In 2004 the Company acquired the remaining 55% partnership interest.
(43) The Company converted this property into condominiums and sold 45 units during 2006.
(44) The Company is in the process of performing a $5.1 million redevelopment on this property and completed construction of 16 units of the property's 108 units in 2006.
(45) The property is owned by a TRS.
(46) The Company occupies 100% of this property.
(47) The Company has a mortgage receivable, and consolidates this property pursuant to FIN 46R.
(48) The Company occupies 4.6% of this property.
(49) The Company occupies 29% of this property.
(50) The Company leased these three properties in 2003 to an unrelated third party for approximately 5 years with an option to purchase the property in approximately 2007.

Item 3. Legal Proceedings

In April 2004, an employee lawsuit was filed against the Company in the California Superior Court in the County of Alameda. In this lawsuit, two former Company maintenance employees sought unpaid wages, associated penalties and attorneys' fees on behalf of a putative class of the Company's current and former maintenance employees who were required to wear a pager while they were on call during evening and weekend hours. In June 2005, the Company settled the lawsuit for $1.5 million.

Recently there has been an increasing number of lawsuits against owners and managers of apartment communities alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. The Company has been sued for mold related matters and has settled some, but not all, of such matters. Insurance carriers have reacted to mold related liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. The Company has, however, purchased pollution liability insurance, which includes some coverage for mold. The Company has adopted programs designed to manage the existence of mold in its properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or property. Liabilities resulting from such mold related matters and the costs of carrying insurance to address potential mold related claims may also be substantial. The Company is subject to various other lawsuits in the normal course of its business operations. Accordingly, such lawsuits, as well as the class action lawsuit described above, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2006, no matters were submitted to a vote of security holders.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The shares of the Company's common stock are traded on the New York Stock Exchange ("NYSE") under the symbol ESS.

Market Information

The Company's common stock has been traded on the NYSE since June 13, 1994. The high, low and closing price per share of common stock reported on the NYSE for the quarters indicated are as follows:

Quarter Ended	High	Low	Close
December 29, 2006	$ 133.99	$ 119.76	$ 129.25
September 29, 2006	$ 128.57	$ 111.54	$ 121.40
June 30, 2006	$ 111.90	$ 100.90	$ 111.66
March 31, 2006	$ 111.10	$ 92.10	$ 108.73
December 31, 2005	$ 93.44	$ 80.35	$ 92.20
September 30, 2005	$ 93.14	$ 82.86	$ 90.00
June 30, 2005	$ 86.13	$ 68.50	$ 83.06
March 31, 2005	$ 84.32	$ 68.56	$ 69.10

The closing price as of February 26, 2007 was $140.00.

Holders

The approximate number of holders of record of the shares of the Company's common stock was 248 as of February 26, 2007. This number does not include stockholders whose shares are held in trust by other entities. The actual number of stockholders is greater than this number of holders of record.

Return of Capital

Under provisions of the Internal Revenue Code of 1986, as amended, the portion of the cash dividend, if any, that exceeds earnings and profits is considered a return of capital. The return of capital is generated due to a variety of factors, including the deduction of non-cash expenses, primarily depreciation, in the determination of earnings and profits.

The status of cash dividends distributed for the year ended December 31, 2006 related to Series G preferred stock is 100% ordinary income and, the status of the cash dividends distributed for the years ended December 31, 2006, 2005 and 2004 related to common stock and Series F preferred stock for tax purposes are as follows:

	2006	2005	2004
Common stock:			
Ordinary income	100.00%	74.91%	41.40%
Capital gains	0.00%	25.09%	58.60%
Return of capital	0.00%	0.00%	0.00%
	100.00%	100.00%	100.00%

	2006	2005	2004
Series F Preferred stock:			
Ordinary income	100.00%	74.91%	41.40%
Capital gains	0.00%	25.09%	58.60%
Return of capital	0.00%	0.00%	0.00%
	100.00%	100.00%	100.00%

Dividends and Distributions

Since its initial public offering on June 13, 1994, the Company has paid regular quarterly dividends to its stockholders. The Company has paid the following dividends per share of common stock:

Quarter Ended	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
3/31.....	N/A	$0.4175	$0.425	$0.435	$0.450	$0.500	$0.550	$0.700	$0.770	$0.780	$0.790	$0.810	$0.840
6/30.....	$0.0800	$0.4175	$0.425	$0.435	$0.500	$0.550	$0.610	$0.700	$0.770	$0.780	$0.790	$0.810	$0.840
9/30.....	$0.4175	$0.4250	$0.435	$0.450	$0.500	$0.550	$0.610	$0.700	$0.770	$0.780	$0.790	$0.810	$0.840
12/31....	$0.4175	$0.4250	$0.435	$0.450	$0.500	$0.550	$0.610	$0.700	$0.770	$0.780	$0.790	$0.810	$0.840

Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual cash flows from operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, applicable legal restrictions and such other factors as the Board of Directors deems relevant. There are currently no contractual restrictions on the Company's present or future ability to pay dividends.

On February 23, 2007, the Company announced the Board of Directors approved a $0.09 per share increase to the quarterly cash dividend, which represents a $0.36 increase on an annualized basis. Accordingly, the first quarter dividend distribution, payable on April 16, 2007 to stockholders as of record as of March 31, 2007, will be $0.93 per share.

Dividend Reinvestment and Share Purchase Plan

The Company has adopted a dividend reinvestment and share purchase plan designed to provide holders of Common Stock with a convenient and economical means to reinvest all or a portion of their cash dividends in shares of Common Stock and to acquire additional shares of Common Stock through voluntary purchases. Computershare, LLC, which serves as the Company's transfer agent, administers the dividend reinvestment and share purchase plan. For a copy of the plan, contact Computershare, LLC at (312) 360-5354.

Stockholder Rights Plan

In 1998, the Company adopted a stockholder rights plan that is designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. The rights plan is designed, in part, to prevent a person or group from gaining control of the Company without offering a fair price to all of the Company's stockholders.

On October 13, 1998, the Board declared a one-for-one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.0001 per share, of the Company, at a price of $99.13 per one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 11, 1998, as amended between the Company and Computershare, LLC as Rights Agent.

Securities Authorized for Issuance under Equity Compensation Plans

See our disclosure in the 2007 Proxy Statement under the heading "Equity Compensation Plan Information", which disclosure is incorporated herein by reference.

Issuance of Registered Equity Securities

Period	Total Number of Shares Sold	Average Price per Share	Proceeds (net of fees and commissions)
5/24/06 to 10/17/06	427,700	$115.16	$48,273,142

During 2006, pursuant to a registration statement and its Controlled Equity Offering program, the Company issued and sold approximately 427,700 shares of common stock for $48.3 million, net of fees and commissions. The Company used the net proceeds from the offerings to pay down outstanding borrowings under the Company's lines of credit, to fund real estate investments and for general corporate purposes.

Unregistered Sale of Equity Securities and Use of Proceeds

During October 2006, the Operating Partnership acquired Belmont Terrace, a 71-unit apartment community located in Belmont, California. As part of the consideration for this acquisition, the Operating Partnership issued approximately 72,685 partnership units, representing limited partnership interests in the Operating Partnership, to the sellers of this property. Such units were valued in aggregate at approximately $7.7 million. Such units were issued in a private placement and pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended. After one year after issuance, the units are exchangeable on a one-for-one basis into shares of Essex common stock. Were all of such units to be exchanged for common stock, then Essex would issue 72,685 shares of common stock, which is less than 1% of the number of its shares of common stock currently outstanding.

Item 6. Selected Financial Data

The following tables set forth summary financial and operating information for the Company from January 1, 2002 through December 31, 2006.

	Years Ended December 31,				
	2006	2005[1]	2004[1]	2003[1]	2002[1]
	(Dollars in thousands, except share and per share amounts)				
OPERATING DATA:					
REVENUES					
Rental and other property	$ 343,044	$ 310,970	$ 274,170	$ 240,969	$ 202,627
Management and other fees from affiliates	5,030	10,951	23,146	6,027	5,604
	348,074	321,921	297,316	246,996	208,231
EXPENSES					
Property operating expenses, excluding depreciation and amortization	117,783	107,710	96,701	80,289	63,304
Depreciation and amortization	80,147	76,848	68,609	53,796	41,501
Amortization of deferred financing costs	2,743	1,947	1,560	1,187	743
General and administrative	22,235	19,148	18,042	9,549	8,636
Interest[2]	72,898	70,784	60,709	49,985	41,641
Other expenses	1,770	5,827	-	-	-
	297,576	282,264	245,621	194,806	155,825
Earnings from operations	50,498	39,657	51,695	52,190	52,406
Gain on the sales of real estate	-	6,391	7,909	-	145
Interest and other income	6,176	8,524	3,077	668	6,882
Equity (loss) income in co-investments	(1,503)	18,553	40,683	2,349	4,647
Minority interests	(19,309)	(20,936)	(28,332)	(26,030)	(27,372)
Income from continuing operations before income tax provision	35,862	52,189	75,032	29,177	36,708
Income tax provision	(525)	(2,538)	(257)	-	-
Income from continuing operations	35,337	49,651	74,775	29,177	36,708
Income from discontinued operations (net of minority interests)	27,411	30,065	4,918	5,913	11,932
Net income	62,748	79,716	79,693	35,090	48,640
Write off of Series C preferred units offering costs	-	-	-	(625)	-
Amortization of discount on Series F preferred stock	-	-	-	(336)	-
Dividends to preferred stockholders	(5,145)	(1,953)	(1,952)	(195)	-
Net income available to common stockholders	$ 57,603	$ 77,763	$ 77,741	$ 33,934	$ 48,640
Per share data:					
Basic:					
Net income from continuing operations available to common stockholders	$ 1.31	$ 2.08	$ 3.18	$ 1.31	$ 1.98
Net income available to common stockholders	$ 2.50	$ 3.38	$ 3.39	$ 1.58	$ 2.62
Weighted average common stock outstanding- (in thousands)	23,082	23,039	22,921	21,468	18,530
Diluted:					
Net income from continuing operations available to common stockholders	$ 1.28	$ 2.03	$ 3.15	$ 1.29	$ 1.96
Net income available to common stockholders	$ 2.45	$ 3.32	$ 3.36	$ 1.57	$ 2.60
Weighted average common stock outstanding- (in thousands)	23,551	23,389	23,156	21,679	18,726
Cash dividend per common share	$ 3.36	$ 3.24	$ 3.16	$ 3.12	$ 3.08

	As of December 31,				
	2006	2005[1]	2004[1]	2003[1]	2002[1]
BALANCE SHEET DATA:					
Investment in real estate (before accumulated depreciation)	$ 2,669,187	$ 2,431,629	$ 2,371,194	$ 1,984,122	$ 1,762,221
Net investment in real estate	2,204,172	2,042,589	2,041,542	1,718,359	1,554,209
Real estate under development	103,487	54,416	38,320	55,183	143,818
Total assets	2,485,840	2,239,290	2,217,217	1,916,811	1,806,299
Total secured indebtedness	1,186,554	1,129,918	1,161,184	976,545	823,389
Total unsecured indebtedness	225,000	225,000	155,800	12,500	126,500
Cumulative convertible preferred stock	145,912	-	-	-	-
Cumulative redeemable preferred stock	25,000	25,000	25,000	25,000	-
Stockholders' equity (less redeemable preferred stock)	587,209	555,967	566,277	556,399	485,691

	As of and for the years ended December 31,				
	2006	2005[1]	2004[1]	2003[1]	2002[1]
OTHER DATA:					
Interest coverage ratio[2]	2.9 X	2.8 X	3.1 X	3.2 X	3.5 X
Same-property gross operating margin[3][4]	67%	66%	65%	66%	68%
Average same-property monthly rental rate per apartment unit[4][5]	$ 1,224	$ 1,149	$ 1,055	$ 1,088	$ 1,108
Average same-property monthly operating expenses per apartment unit[4][6]	$ 414	$ 395	$ 331	$ 325	$ 310
Total apartment units (at end of period)	27,553	26,587	25,518	26,012	23,699
Same-property occupancy rate[7]	96%	97%	96%	96%	95%
Total Properties (at end of period)	130	126	131	132	123

	Years Ended December 31,				
	2006	2005[1]	2004[1]	2003[1]	2002[1]
	(Dollars in thousands)				
RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA [2]:					
Net income	$ 62,748	$ 79,716	$ 79,693	$ 35,090	$ 48,640
Interest expense	72,898	70,784	60,709	49,985	41,641
Tax expense	525	2,538	257	-	-
Depreciation and amortization	80,147	76,848	68,609	53,796	41,501
Amortization of deferred financing costs	2,743	1,947	1,560	1,187	743
Gain on the sales of real estate	-	(6,391)	(7,909)	-	(145)
Gain on the sales of co-investment activities, net	-	(18,116)	(39,242)	-	(705)
Minority interests (net of minority interest)	19,309	20,936	28,332	26,030	27,372
Income from discontinued operations	(27,411)	(30,065)	(4,918)	(5,913)	(11,932)
Adjusted EBITDA[2]	210,959	198,197	187,091	160,175	147,115
Interest expense	72,898	70,784	60,709	49,985	41,641
Interest coverage ratio[2]	2.9 X	2.8 X	3.1 X	3.2 X	3.5 X

(1) The above financial and operating information from January 1, 2002 through December 31, 2003 reflect the retroactive adoption of FIN 46R and SFAS No. 123. The 2005 balance sheet and results of operations for 2005, 2004, 2003, and 2002 have been reclassified to reflect discontinued operations for properties sold subsequent to December 31, 2005 or held for sale as of December 31, 2006.

(2) Interest coverage ratio represents earnings before minority interests, gain on sales of real estate, interest expense, taxes, depreciation and amortization ("adjusted EBITDA") divided by interest expense. The Company believes that the interest coverage ratio is useful to readers because it is frequently used by investors, lenders, security analysts and other interested parties in the evaluation of companies in our industry. In addition, the Company believes that this ratio is useful in evaluating our performance compared to that of other companies in our industry because the calculation of the adjusted EBITDA component of the interest coverage ratio generally eliminates the effects of financing costs, income taxes, and depreciation and amortization, which items may vary for different companies for reasons unrelated to

operating performance.

The adjusted EBITDA component of the interest coverage ratio, however, is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP. When analyzing our operating performance, readers should use the interest coverage ratio and its adjusted EBITDA component in addition to, and not as an alternative for, net income, as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of the interest coverage ratio and its adjusted EBITDA component may not be comparable to similarly titled measures of other companies. Furthermore, the interest coverage ratio is not intended to be a measure of free cash flow for our management's discretionary use, as it does not consider certain cash requirements such as income tax payments, debt service requirements, capital expenditures and other fixed charges. The amounts shown for the interest coverage ratio and adjusted EBITDA may also differ from the amounts calculated under similarly titled definitions in our debt instruments, which can be further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain restricted payments.

(3) Gross operating margin represents rental revenues and other property income less property operating expenses, exclusive of depreciation and amortization, divided by rental revenues and other property income.

(4) A stabilized apartment community, or "Same-Property" apartment units (as defined in Item 7), are those units in properties that the Company has consolidated for the entire two years as of the end of the period set forth. The number of apartment units in such properties may vary at each year-end. Percentage changes in averages per unit do not correspond to total Same-Property revenues and expense percentage changes which are discussed in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.

(5) Average Same-Property monthly rental rate per apartment unit represents total scheduled rent for the same property apartment units for the period (actual rental rates on occupied apartment units plus market rental rates on vacant apartment units) divided by the number of such apartment units and further divided by the number of months in the period.

(6) Average Same-Property monthly expenses per apartment unit represents total monthly operating expenses, exclusive of depreciation and amortization, for the same property apartment units for the period divided by the total number of such apartment units and further divided by the number of months in the period.

(7) Occupancy rates are based on financial occupancy. For an explanation of how financial occupancy is calculated, see Item 7 – Managements Discussion and Analysis of Financial Condition and Results of Operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and notes thereto. These consolidated financial statements include all adjustments which are, in the opinion of management, necessary to reflect a fair statement of the results and all such adjustments are of a normal recurring nature.

OVERVIEW

The Company is a self-administered and self-managed REIT that acquires, develops, redevelops and manages apartment communities in selected residential areas located primarily in the West Coast of the United States. The Company owns all of its interests in its real properties, directly or indirectly, through the Operating Partnership. The Company is the sole general partner of the Operating Partnership and, as of December 31, 2006, had an approximately 90.4% general partner interest in the Operating Partnership.

Our investment strategy has two components: constant monitoring of existing markets, and evaluation of new markets to identify areas with the characteristics that underlie rental growth. Our strong financial condition supports our investment strategy by enhancing our ability to quickly shift our acquisition, development, and disposition activities to markets that will optimize the performance of the portfolio.

As of December 31, 2006, we had ownership interests in 130 apartment communities, comprising 27,553 apartment units. Our apartment communities are located in the following major West Coast regions:

Southern California (Los Angeles, Ventura, Orange, Riverside and San Diego counties)
Northern California (the San Francisco Bay Area)
Seattle Metro (Seattle metropolitan area)
Other Regions (Portland metropolitan area, Houston, Texas, and property owned by a TRS)

As of December 31, 2006, we also had ownership interests in three office buildings (with approximately 166,340 square feet), two recreational vehicle parks (comprising 338 spaces) and one manufactured housing community (containing 157 sites).

As of December 31, 2006, our development pipeline was comprised of two development projects, seven predevelopment projects, four TRS projects, and one joint venture development, aggregating 2,478 units, with total incurred costs of $103.5 million, and estimated remaining project costs of approximately $663.5 million for total estimated project costs of $767.0 million.

By region, the Company's operating results and rent growth analysis are as follows:

Southern California Region: As of December 31, 2006, this region represented 48% of our apartment units. During the year ended December 31, 2006, Same-Property (as defined below) revenues increased 5.8% as compared to 2005. The Company expects in 2007 new residential supply of 24,200 single family homes and 18,300 apartment units which represents a total new supply of 0.8% of existing stock. The Company expects this region to add 99,000 new jobs and generate market rent growth of approximately 4.5% in 2007.

Northern California Region: As of December 31, 2006, this region represented 27% of our apartment units. Same-Property revenues increased 8.4% in 2006 as compared to 2005. The Company expects in 2007 new residential supply of 9,000 single family homes and 7,300 apartment units which represents a total new supply of 0.7% of existing stock. The Company expects this region to add 55,000 new jobs and generate market rent growth of approximately 6.75% in 2007.

Seattle Metro Region: As of December 31, 2006, this region represented 20% of our apartment units. Same-Property revenues increase 9.2% in 2006 as compared to 2005. The Company expects in 2007 new residential supply of 10,500 single family homes and 3,200 apartment units which represents a total new supply of 1.3% of existing stock. The Company expects this region to add 38,000 new jobs and generate market rent growth of approximately 7.5% in 2007.

Other Regions: As of December 31, 2006, the Portland region represented 3% of our apartment units, and the remaining 2% of our units relate to a property located in Houston, Texas and a property owned by a TRS. For the Portland metropolitan area Same-Property revenues increased 7.0% in 2006 as compared to 2005. The Company expects in 2007 for the Portland metropolitan area new residential supply of 11,000 single family homes and 3,400 apartment units which represents a total new supply of 1.8% of existing stock. The company expects the Portland metropolitan area to add 27,000 new jobs and generate market rent growth of approximately 5.0% in 2007.

The Company's consolidated apartment communities are as follows:

	As of December 31, 2006		As of December 31, 2005	
	Apartment Homes	**%**	**Apartment Homes**	**%**
Southern California	13,285	48%	13,382	50%
Northern California	7,490	27%	6,557	25%
Seattle Metro	5,441	20%	5,471	21%
Other Regions	1,337	5%	1,177	4%
Total	27,553	100%	26,587	100%

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Average financial occupancy rates of the Company's stabilized apartment communities or "Same-Properties" (properties consolidated by the Company for each of the years ended December 31, 2006 and 2005) decreased to 96.4% for the year ended December 31, 2006 from 96.6% for the year ended December 31, 2005. Financial occupancy is defined as the percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual rental revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

The regional breakdown of the Company's Same-Property portfolio for financial occupancy for the years ended December 31, 2006 and 2005 are as follows:

	Years ended December 31,	
	2006	**2005**
Southern California	96.3%	96.5%
Northern California	96.7%	97.1%
Seattle Metro	96.9%	96.7%
Other Regions	95.2%	95.3%

The following table sets forth a breakdown of these revenue amounts, including the revenues attributable to Same-Properties.

	Number of Properties	Years Ended December 31, 2006	Years Ended December 31, 2005	Dollar Change	Percentage Change
Property Revenues (dollars in thousands)					
Same-Properties:					
Southern California	53	$ 174,156	$ 164,550	$ 9,606	5.8 %
Northern California	16	54,887	50,625	4,262	8.4
Seattle Metro	21	48,663	44,551	4,112	9.2
Other Regions	5	10,256	9,578	678	7.1
Total Same-Property revenues	95	287,962	269,304	18,658	6.9
Non-Same Property Revenues (1)		55,082	41,666	13,416	32.2
Total property revenues		$ 343,044	$ 310,970	$ 32,074	10.3 %

(1) Includes properties acquired after January 1, 2005, ten redevelopment communities, three office buildings, two recreational vehicle parks, and one manufactured housing community.

Same-Property Revenues increased by $18.7 million or 6.9% to $288.0 million for the year ended 2006 compared to $269.3 million for the year ended 2005. The increase was primarily attributable to an increase in rental rates of

$17.4 million or 6.5%, an increase of $0.7 million in revenue from the ratio utility billing system ("RUBS"), an increase of $0.7 million in ancillary property income, and a decrease in rent concessions of $0.9 million compared to the year ended December 31, 2005. Delinquency was consistent for the two years, and occupancy was stable for the first three quarters of 2006 compared to 2005, but in the fourth quarter of 2006 occupancy decreased by $0.9 million compared to fourth quarter of 2005.

Non-Same Property Revenues increased by $13.4 million or 32.2% to $55.1 million for the year ended 2006 compared to $41.7 million for the year ended 2005. The increase in non-same property revenues was primarily due to eight properties acquired since January 1, 2005.

Management and other fees from affiliates decreased by approximately $5.9 million or 54% for 2006 due primarily to $7.1 million in promote income recorded during 2005 related to the sale of Fund I assets, as compared to $1.2 million in promote income from Fund I during 2006.

Total Expenses increased $15.3 million or 5% to $297.6 million for 2006 from $282.3 million for 2005. The increase was primarily due to increases in utility expense, real estate taxes, insurance expense, and salaries. Utility expense increased by $3.1 million over the prior year due mainly to higher natural gas and electrical prices in the first two quarters of 2006. Real estate taxes increased $2.8 million over the prior year due mainly to increases in assessment of properties in the Pacific Northwest and new acquisitions. Insurance expense increased $0.9 million over prior year due to increases in earthquake and property liability premiums. Salaries increased mainly due to an increase in payroll salaries over the prior year, an increase in equity based compensation expense, and higher operating expenses due to the acquisition of eight properties in the past year.

Interest expense increased by $2.1 million or 3% for 2006 to $72.9 million, net of $3.9 million in capitalized interest, compared to $70.8 million, net of $1.1 in capitalized interest for 2005. The increase was mainly due to an increase in total outstanding debt of $57 million between 2006 and 2005, and higher short-term borrowing rates.

Other expenses decreased $4.1 million or 70% to $1.8 million for 2006 compared to $5.8 million for 2005. During 2006, the Company incurred $1.0 million in net pursuit costs related to the Company's attempt to acquire the Town & Country REIT in the first quarter of 2006 and the Company recorded a $0.8 million impairment charge on a property in Houston, Texas during the third quarter of 2006. During 2005, the Company recorded the following other expenses: (i) a $1.5 million charge related to a legal settlement, (ii) $1.4 million in incentive compensation costs related to $6.1 million in interest income realized on The Essex on Lake Merritt participating loan in the third quarter of 2005, (iii) an impairment loss of $1.3 million related to a property in Houston, Texas in the fourth quarter of 2005, and (iv) pre-payment penalties and write-off of deferred charges in the amount of $1.6 million related to the early termination of various mortgage notes payable during the fourth quarter of 2005.

Gain on sale of real estate was $0 for 2006 compared to a gain of $6.4 million recorded for 2005 resulting from the recognition of a $5 million deferred gain due to the sale of The Essex on Lake Merritt and $1.4 million from TRS activity.

Interest and other income was comprised of $1.7 million for a gain on the sale of the Town & Country stock recorded during the first quarter for 2006, $0.7 million of interest income earned on notes receivables, $0.2 million in forfeited deposits from a potential disposition and approximately $1.9 million in interest income on cash balances, as compared to $6.1 million in interest income from the Essex on Lake Merritt participating loan recorded in the third quarter of 2005. Lease income from the RV parks was consistent for both periods.

Equity (loss) income in co-investments decreased $20.1 million for 2006 primarily due to gains from the sale of Fund I properties during 2005 totaling $18.1 million. For 2006 the Company recorded a net loss on its investment in Fund II of $1.5 million, and there were no property sales in Fund I or II during 2006.

Income tax provision decreased by $2.0 million during 2006 due to less taxable income related to TRS activity.

Income from discontinued operations for 2006 relates to the gain on sale of 45 Peregrine Point condominiums for $2.0 million, a gain on sale of the Vista Pointe joint venture property for $8.8 million plus fees and promote income from that sale of $8.2 million, a gain of $3.1 million on the sales of the Vista Capri East, Casa Tierra, and Diamond Valley properties, and a gain of $6.7 million on the sale of Emerald Palms property. Discontinued operations for 2005 relates to the sale of the Eastridge Apartments in the second quarter of 2005, for a gain on sale of $28.5 million, a gain of $0.7 million attributed to the sale of four small assets, and $1.2 million in rental revenues related to the Eastridge property. The City Heights apartment community was held for sale as of December 31, 2006, and operations for this property were reclassified to discontinued operations for all periods presented in the accompanying consolidated statements of operations.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

Average financial occupancy rates of the Company's 2005/2004 Same-Property portfolio (properties consolidated by the Company for each of the years ended December 31, 2005 and 2004) for the year ended December 31, 2005 increased to 96.6% from 95.4% for the year ended December 31, 2004.

The regional breakdown of the Company's 2005/2004 Same-Property portfolio for financial occupancy for the years ended December 31, 2005 and 2004 are as follows:

	Years ended December 31,	
	2005	**2004**
Southern California	96.5%	95.5%
Northern California	97.1%	95.5%
Seattle Metro	96.7%	95.2%
Other Regions	95.3%	93.6%

The following table sets forth a breakdown of these revenue amounts, including the revenues attributable to 2005/2004 Same-Properties.

	Number of Properties	Years Ended December 31,		Dollar Change	Percentage Change
		2005	**2004**		
Property Revenues (dollars in thousands)					
2005/2004 Same-Properties:					
Southern California	45	$ 119,914	$ 113,574	$ 6,340	5.6 %
Northern California	16	51,727	50,577	1,150	2.3
Seattle Metro	20	41,079	39,548	1,531	3.9
Other Regions	5	9,578	9,301	277	3.0
Total 2005/2004 Same-Property revenues	86	222,298	213,000	9,298	4.4
2005/2004 Non-Same Property Revenues (1)		88,672	61,170	27,502	45.0
Total property revenues		$ 310,970	$ 274,170	$ 36,800	13.4 %

(1) Includes properties acquired subsequent to January 1, 2004, seven redevelopment communities, two development communities, three office buildings, three recreational vehicle parks, and one manufactured housing community.

2005/2004 Same-Property revenues increased by $9.3 million or 4.4% to $222.3 million for the year ended 2005 from $213.0 million for the year ended 2004. The majority of this increase was due to rental rate growth of 4.0% or $5.0 million attributable to the 2005/2004 Same-Properties located in Southern California and rental rate growth of 1.1% or approximately $0.5 million attributable to the 2005/2004 Same-Properties located in the Seattle Metro area. The apartment communities properties located in Northern California achieved rental rate growth of 0.7% or approximately $0.4 million. Property revenues for 2005/2004 Same-Properties also increased due to an increase in occupancy from 95.4% in 2004 to 96.6% for 2005, for an increase in revenues of $1.9 million. Rent concessions also decreased in the second half of 2005, which increased 2005 revenues by $0.4 million for the 2005/2004 Same-Property portfolio.

2005/2004 Non-Same Property Revenues increased by $27.5 or 45.0% to $88.7 million for 2005 from $61.2 million for 2004. The increase was primarily generated from communities acquired and or developed and increased rents from redeveloped properties. Subsequent to January 1, 2004, the Company acquired 16 apartment communities or 3,262 units and completed the construction of 756 units.

Management and other fees from affiliates decreased by approximately $12.2 million in 2005 due primarily to the promote income from Fund I being reduced from $18.3 million in 2004 to $7.0 million in 2005 as Fund I finished the liquidation of its assets. Development and redevelopment fees from Fund I decreased by $1.1 million during 2005 from $1.3 million in 2004 to $0.2 million in 2005 as the expenditures for Fund I's development assets decreased as the assets were sold in the second half of 2004 and early 2005.

Total Expenses increased 15% to $282.2 million for 2005 from $245.6 million for 2004. The increase was due primarily to depreciation and amortization, real estate taxes, property operating expenses, and other expenses. For 2005 as compared to 2004, depreciation and amortization increased 12% or $8.2 million, real estate taxes increased

12% or $2.9 million, and property operating expenses increased 11% or $8.1 million due to the purchase of 16 apartment communities since January 1, 2004.

Interest expense increased 17% to $70.8 million, net of $1.1 of capitalized interest for 2005, as compared to $60.7 million, net of $2.0 million of capitalized interest, for 2004. The increase was primarily due to an increase in LIBOR during 2005, and during the fourth quarter of 2005 the Company issued $225 million in exchangeable bonds. The proceeds from the bond issuance were used to pay the lines of credit and certain mortgage notes payable, and repurchase $25 million in common stock.

Other expenses were $5.8 million for 2005. During 2005, the Company recorded the following other expenses: (i) a $1.5 million charge related to a legal settlement, (ii) $1.4 million in incentive compensation costs related to $6.1 million in interest income realized on The Essex on Lake Merritt participating loan in the third quarter of 2005, (iii) an impairment loss of $1.3 million related to a property in Houston, Texas in the fourth quarter of 2005, and (iv) pre-payment penalties and write-off of deferred charges in the amount of $1.6 million related to the early termination of various mortgage notes payable during the fourth quarter of 2005.

Gain on sale of real estate decreased by $1.5 million for 2005 to $6.4 million compared to $7.9 million recorded in 2004. During 2005, Essex recognized $5.0 million in gains previously deferred in 2004 on the sale of Essex on Lake Merritt and $1.4 million in gains from our TRS activity. The gain of $7.9 million recorded in the third quarter of 2004 related to the sale of The Essex on Lake Merritt.

Interest and other income increased by $5.4 million to $8.5 million for 2005 compared to $3.1 million for 2004. The increase is primarily attributable to the receipt of $6.1 million in interest income related to The Essex on Lake Merritt participating loan in 2005.

Equity (loss) income in co-investments decreased by $22.1 million to $18.6 million for 2005 compared to $40.7 million in 2004. During 2005 the Company recorded its pro-rata allocation of gains of $18.1 million on sales of Fund I properties. During 2004, the Company recorded its pro-rata allocation of gains of $39.2 million on sales of Fund I properties and the sale of its direct interest in Coronado at Newport – North.

Income tax provision increased by $2.3 million during 2005 due to taxable income related to TRS activity.

Income from discontinued operations increased by $25.1 million to $30.1 million for 2005 from $4.9 million for 2004, due primarily from the sale of the Eastridge apartments in the second quarter of 2005, and the sale of four small assets during the first quarter of 2005.

Liquidity and Capital Resources

Standard and Poor's has issued a corporate credit rating of BBB/Stable for Essex Property Trust, Inc. and Essex Portfolio, L.P.

At December 31, 2006, the Company had $9.7 million of unrestricted cash and cash equivalents. We believe that cash flows generated by our operations, existing cash balances, availability under existing lines of credit, access to capital markets and the ability to generate cash gains from the disposition of real estate are sufficient to meet all of our reasonably anticipated cash needs during 2007. The timing, source and amounts of cash flows provided by financing activities and used in investing activities are sensitive to changes in interest rates and other fluctuations in the capital markets environment, which can affect our plans for acquisitions, dispositions, development and redevelopment activities.

Essex has a $200 million unsecured line of credit and, as of December 31, 2006, there was no outstanding balance on the line. This facility matures in March 2009, with an option for a one-year extension. The underlying interest rate on this line is based on a tiered rate structure tied to our corporate ratings and is currently LIBOR plus 0.8%. We also have a $100 million credit facility from Freddie Mac, which is secured by eight of Essex's apartment communities. As of December 31, 2006, we had $93.0 million outstanding under this line of credit, which bears an average interest rate of 6.2% and matures in January 2009. The underlying interest rate on this line is between 55 and 59 basis points over the Freddie Mac Reference Rate. Fund II has a credit facility aggregating $56 million. This line bears interest at LIBOR plus 0.875%, and matures on June 30, 2007. The Company has the capacity to issue up to approximately $20 million in equity securities, and the Operating Partnership has the capacity to issue up to $250 million of debt securities under our existing shelf registration statements.

During the third quarter of 2006, the Company sold 5,980,000 million shares of 4.875% Series G Cumulative Convertible Preferred Stock for gross proceeds of $149.5 million. Holders may convert Series G Preferred Stock into shares of the Company's common stock subject to certain conditions. The conversion rate will initially be .1830 shares of common stock per the $25 share liquidation preference, which is equivalent to an initial conversion price of approximately $136.62 per share of common stock (the conversion rate will be subject to adjustment upon the occurrence of specified events). On or after July 31, 2011, the Company may, under certain circumstances, cause some or all of the Series G Preferred Stock to be converted into shares of common stock at the then prevailing conversion rate.

Essex, through its Operating Partnership, has $225 million of outstanding exchangeable senior notes (the "Notes") with a coupon of 3.625% due 2025. The Notes are senior unsecured obligations of the Operating Partnership, and are fully and unconditionally guaranteed by the Company. On or after November 1, 2020, the Notes will be exchangeable at the option of the holder into cash and, in certain circumstances at Essex's option, shares of the Company's common stock at an initial exchange price of $103.25 per share subject to certain adjustments. The Notes will also be exchangeable prior to November 1, 2020, but only upon the occurrence of certain specified events. On or after November 4, 2010, the Operating Partnership may redeem all or a portion of the Notes at a redemption price equal to the principal amount plus accrued and unpaid interest (including additional interest, if any). Note holders may require the Operating Partnership to repurchase all or a portion of the Notes at a purchase price equal to the principal amount plus accrued and unpaid interest (including additional interest, if any) on the Notes on November 1, 2010, November 1, 2015 and November 1, 2020.

As of December 31, 2006, our mortgage notes payable totaled $1.1 billion which consisted of $907.2 million in fixed rate debt with interest rates varying from 4.14% to 8.18% and maturity dates ranging from 2007 to 2015 and $186.3 million of tax-exempt variable rate demand bonds with a weighted average interest rate of 4.6%. The tax-exempt variable rate demand bonds have maturity dates ranging from 2006 to 2034, and are subject to interest rate caps.

The Company pays quarterly dividends from cash available for distribution. Until it is distributed, cash available for distribution is invested by the Company primarily in short-term investment grade securities or is used by the Company to reduce balances outstanding under its line of credit.

Derivative Activity

As of December 31, 2006 the Company had entered into forward-starting interest rate swaps totaling a notional amount of $450 million with interest rates ranging from 4.9% to 5.9% and settlements dates ranging from April 2007 to July 2011. These derivatives qualify for hedge accounting and will economically hedge the cash flows associated with the refinancing of debt that matures between April 2007 and July 2011. The decrease in the fair value of these derivatives during the year ended December 31, 2006 was approximately $2.9 million and is reflected in accumulated other comprehensive (loss) income in the Company's consolidated financial statements. No hedge ineffectiveness on cash flow hedges was recognized during the year ended December 31, 2006.

Issuance of Common Stock

During 2006, the Company issued and sold approximately 427,700 shares of common stock for $48.3 million, net of fees and commissions, under its Controlled Equity Offering program; the average price per share was $115.16. Under this program, the Company may from time to time sell shares of common stock into the existing trading market at current market prices, and the Company anticipates using the net proceeds from such sales to fund development and redevelopment pipelines. The Company used the net proceeds from the common stock sales to pay down outstanding borrowings under the Company's lines of credit, to fund real estate investments and for general corporate purposes.

Capital Expenditures

Non-revenue generating capital expenditures are improvements and upgrades that extend the useful life of the property. For the year ended December 31, 2006, non-revenue generating capital expenditures totaled approximately $814 per unit. The Company expects to incur approximately $850 per unit in non-revenue generating capital expenditures for the year ended December 31, 2007. These expenditures do not include the improvements required in connection with the origination of mortgage loans, expenditures for deferred maintenance on acquisition properties, expenditures for property renovations and improvements which are expected to generate additional revenue, and renovation expenditures required pursuant to tax-exempt bond financings. The Company expects that cash from operations and/or its lines of credit will fund such expenditures. However, there can be no assurance that the actual expenditures incurred during 2007 and/or the funding thereof will not be significantly different than the Company's current expectations.

Development and Predevelopment Pipeline

The Company defines development activities as new properties that are being constructed, or are newly constructed and, in the case of development communities, are in a phase of lease-up and have not yet reached stabilized operations; or, in the case of TRS development projects, have not yet been sold. As of December 31, 2006, excluding development projects owned by Fund II, the Company had two development projects comprised of 513 units for an estimated cost of $167.3 million, of which $126.9 million remains to be expended. See discussion in the section, "Risks that development activities will be delayed or not completed and/or fail to achieve expected results" in Item 1A, Risk Factors, of this Form 10-K.

The Company defines the predevelopment pipeline as new properties in negotiation or in the entitlement process with a high likelihood of becoming development activities. As of December 31, 2006, the Company had development communities aggregating 1,845 units that were classified as predevelopment projects. The estimated total cost of the predevelopment pipeline at December 31, 2006 is $557.0 million, of which $514.8 million remains to be expended.

The Company had four other development projects owned by TRS entities that are under development aggregating 120 units. The estimated total cost of the other development projects at December 31, 2006 is $42.0 million, of which $21.8 million remains to be expended. The Company has also incurred $0.7 million in costs related to a joint venture development with a third party.

The Company expects to fund the development pipeline by using a combination of some or all of the following sources: its working capital, amounts available on its lines of credit, net proceeds from public and private equity and debt issuances, and proceeds from the disposition of properties, if any.

Redevelopment Pipeline

The Company defines redevelopment activities as existing properties owned or recently acquired, which have been targeted for additional investment by the Company with the expectation of increased financial returns through property improvement. The Company's redevelopment strategy strives to improve the financial and physical aspects of the Company's redevelopment apartment communities and to target at least a 10 percent return on the incremental renovation investment. Many of the Company's properties are older and in excellent neighborhoods, providing lower density with large floor plans that represent attractive redevelopment opportunities. During redevelopment, apartment units may not be available for rent and, as a result, may have less than stabilized operations. As of December 31, 2006, the Company had ownership interests in twelve major redevelopment communities aggregating 3,648 apartment units with estimated redevelopment costs of $90.2 million, of which approximately $51.2 million remains to be expended. These amounts exclude redevelopment projects owned by Fund II.

Alternative Capital Sources

Fund II has eight institutional investors, including the Company, with combined partner equity commitments of $265.9 million. Essex has committed $75.0 million to Fund II, which represents a 28.2% interest as general partner and limited partner. Fund II expects to utilize leverage equal to approximately 65% of the estimated value of the underlying real estate. Fund II invests in apartment communities in the Company's targeted West Coast markets with an emphasis on investment opportunities in the Seattle metropolitan area and the San Francisco Bay Area. Subject to certain exceptions, Fund II has been Essex's primary investment vehicle during 2005 and 2006. As of October 2006, Fund II was fully invested and closed for any future acquisitions or development. As of December 31, 2006, Fund II owned 11 apartment communities and three development projects. Consistent with Fund I, Essex records revenue for its asset management, property management, development and redevelopment services when earned, and promote income if Fund II exceeds certain financial return benchmarks.

Contractual Obligations and Commercial Commitments

The following table summarizes the maturation or due dates of our contractual obligations and other commitments at December 31, 2006, and the effect such obligations could have on our liquidity and cash flow in future periods:

(In thousands)	2007	2008 and 2009	2010 and 2011	Thereafter	Total
Mortgage notes payable	$ 69,108	$ 204,081	$ 312,403	$ 507,962	$ 1,093,554
Exchangeable bonds	-	-	-	225,000	225,000
Lines of credit	-	-	93,000	-	93,000
Interest on indebtedness	68,060	93,658	175,655	140,378	477,751
Development commitments	66,500	61,900	-	-	128,400
Redevelopment commitments	33,592	17,585	-	-	51,177
Essex Apartment Value Fund II, L.P. capital commitment	19,400	8,397	-	-	27,797
	$ 256,660	$ 385,621	$ 581,058	$ 873,340	$ 2,096,679

Variable Interest Entities

Consolidated Variable Interest Entities

In accordance FIN 46R, the Company consolidates 17 Down REIT limited partnerships (comprising ten properties), an office building that is subject to loans made by the Company, and building improvements owned by a third-party in which the Company owns the land underlying the improvements and from which the Company receives land lease payments, subordination, and property management fees. The Company consolidated these entities because it is deemed the primary beneficiary under FIN 46R. The Company's total assets and liabilities related to these variable interest entities (VIEs), net of intercompany eliminations, were approximately $269.5 million and $145.5 million, respectively, at December 31, 2006 and $230.9 million and $146.7 million, respectively, at December 31, 2005.

Interest holders in VIEs consolidated by the Company are allocated net income equal to the cash payments made to those interest holders for services rendered or distributions from cash flow. The remaining results of operations are generally allocated to the Company.

Properties consolidated in accordance with FIN 46R were encumbered by third party, non-recourse loans totaling $140.3 million and $141.8 million as of December 31, 2006 and 2005, respectively.

Unconsolidated Variable Interest Entities

As of December 31, 2006 the Company is involved with two VIEs, of which it is not deemed to be the primary beneficiary. Total assets and liabilities of these entities as of December 31, 2006 were approximately $78.5 million and $58.4 million, respectively. The Company does not have a significant exposure to loss resulting from its involvement with these unconsolidated VIEs.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements, in accordance with U.S. generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We define critical accounting policies as those accounting policies that require our management to exercise their most difficult, subjective and complex judgments. Our critical accounting policies relate principally to the following key areas: (i) consolidation under applicable accounting standards of various entities; (ii) assessing the carrying values of our real estate properties and investments in and advances to joint ventures and affiliates; and (iii) internal cost capitalization. The Company bases its estimates on historical experience, current market conditions, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates made by management.

The Company assesses each entity in which it has an investment or contractual relationship to determine if it may be deemed to be a VIE. If such an entity is a VIE, then the Company analyzes the expected losses and expected residual returns to determine who is the primary beneficiary. If the Company is the primary beneficiary, then the entity is consolidated. The analysis required to identify VIEs and primary beneficiaries is complex and judgmental, and the analysis must be applied to various types of entities and legal structures.

Rental properties are recorded at cost less accumulated depreciation. Depreciation components on rental properties have been provided over estimated useful lives ranging from 3 to 30 years using the straight-line method. Development costs include acquisition, direct and indirect construction costs, interest and real estate taxes incurred during the construction and property stabilizations periods. Maintenance and repair expenses that do not add to the value or prolong the useful life of the property are expensed as incurred. Asset replacements and improvements are capitalized and depreciated over their estimated useful lives.

The Company assesses the carrying value of its real estate investments by monitoring investment market conditions and performance compared to budget for operating properties and joint ventures, and by monitoring estimated costs for properties under development. Local market knowledge and data is used to assess carrying values of properties and the market value of acquisition opportunities. Whenever events or changes in circumstances indicate that the carrying amount of a property held for investment may not be fully recoverable, the carrying amount is evaluated. If the sum of the property's expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, then the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the property. Adverse changes in market conditions or poor operating results of real estate investments could result in impairment charges. When the Company determines that a property is held for sale, it discontinues the periodic depreciation of that property. The criteria for determining when a property is held for sale requires judgment and has potential financial statement impact as depreciation would cease and an impairment loss could occur upon determination of held for sale status. Assets held for sale are reported at the lower of the carrying amount or estimated fair value less costs to sell. With respect to investments in and advances to joint ventures and affiliates, the Company looks to the underlying properties to assess performance and the recoverability of carrying amounts for those investments in a manner similar to direct investments in real estate properties. An impairment charge or investment valuation charge is recorded if the carrying value of the investment exceeds its fair value.

The Company capitalizes all direct and certain indirect costs, including interest and real estate taxes, incurred during development and redevelopment activities. Interest is capitalized on real estate assets that require a period of time to get them ready for their intended use. The amount of interest capitalized is based upon the average amount of accumulated development expenditures during the reporting period. Included in capitalized costs are management's estimates of the direct and incremental personnel costs and indirect project costs associated with our development and redevelopment activities. Indirect project costs consist primarily of personnel costs associated with construction administration and development accounting, legal fees, and various office costs that clearly relate to projects under development.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from those estimates and those estimates could be different under different assumptions or conditions.

Forward Looking Statements

Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report on Form 10-K which are not historical facts may be considered forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding the Company's expectations, hopes, intentions, beliefs and strategies regarding the future. Forward looking statements include statements regarding the Company's expectations as to the timing of completion of current development and redevelopment projects and the stabilization dates of such projects, expectation as to the total projected costs and rental rates of development and redevelopment projects, beliefs as to the adequacy of future cash flows to meet operating requirements and to provide for dividend payments in accordance with REIT requirements, expectations as to the amount of capital expenditures, expectations as to the amount of non-revenue generating capital expenditures, future acquisitions, the Company's anticipated development projects in 2007, the anticipated performance of the second Essex Apartment Value Fund ("Fund II"), the anticipated performance of existing properties, anticipated results from various geographic regions and the Company's investment focus in such regions, statements regarding the Company's financing activities, and the use of proceeds from such activities.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors including, but not limited to, that the Company will fail to achieve its business objectives, that the actual completion of development projects will be subject to delays, that the stabilization dates of such projects will be delayed, that the total projected costs of current development projects will exceed expectations, that the Company's 2007 development strategy will change, that such development projects will not be completed, that development projects and acquisitions will fail to meet expectations, that estimates of future income from an acquired property may prove to be inaccurate, that future cash flows will be inadequate to meet operating requirements and/or will be insufficient to provide for dividend payments in accordance with REIT requirements, that the actual non-revenue generating capital expenditures will exceed the Company's current expectations, that there may be a downturn in the markets in which the Company's properties are located, that the terms of any refinancing may not be as favorable as the terms of existing indebtedness, as well as those risks, special considerations, and other factors discussed under the caption "Potential Factors Affecting Future Operating Results" below and those discussed in Item 1A, Risk Factors, of this Form 10-K, and those risk factors and special considerations set forth in the Company's other filings with the Securities and Exchange Commission (the "SEC") which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements are made as of today, and the Company assumes no obligation to update this information.

Potential Factors Affecting Future Operating Results

Many factors affect the Company's actual financial performance and may cause the Company's future results to be different from past performance or trends. These factors include those set forth under the caption "Risk Factors" in Item 1A. of this Annual Report on Form 10-K and the following:

Development and Redevelopment Activities

The Company pursues multifamily residential properties and development and redevelopment projects from time to time. These projects generally require various government and other approvals, the receipt of which cannot be assured. The Company's development and redevelopment activities generally entail certain risks, including the following:

- funds may be expended and management's time devoted to projects that may not be completed;
- construction costs of a project may exceed original estimates possibly making the project economically unfeasible;
- projects may be delayed due to, among other things, adverse weather conditions;
- occupancy rates and rents at a completed project may be less than anticipated; and
- expenses at a completed development project may be higher than anticipated.

These risks may reduce the funds available for distribution to the Company's stockholders. Further, the development and redevelopment of properties is also subject to the general risks associated with real estate investments.

Interest Rate Fluctuations

The Company monitors changes in interest rates and believes that it is well positioned from both a liquidity and interest rate risk perspective. However, current interest rates are at historic lows and potentially could increase rapidly to levels more in line with higher historical levels. The immediate effect of significant and rapid interest rate increases would result in higher interest expense on the Company's variable interest rate debt. The effect of prolonged interest rate increases could negatively impact the Company's ability to make acquisitions and develop properties at economic returns on investment and the Company's ability to refinance existing borrowings at acceptable rates.

Funds From Operations (FFO)

FFO is a financial measure that is commonly used in the REIT industry. Essex presents funds from operations as a supplemental performance measure. FFO is not used by Essex, nor should it be considered to be, as an alternative to net earnings computed under GAAP as an indicator of Essex's operating performance or as an alternative to cash from operating activities computed under GAAP as an indicator of Essex's ability to fund its cash needs.

FFO is not meant to represent a comprehensive system of financial reporting and does not present, nor does Essex intend it to present, a complete picture of its financial condition and operating performance. Essex believes that net earnings computed under GAAP remains the primary measure of performance and that FFO is only meaningful when it is used in conjunction with net earnings. Further, Essex believes that its consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of its financial condition and its operating performance.

In calculating FFO, Essex follows the definition for this measure published by the National Association of REITs ("NAREIT"), which is a REIT trade association. Essex believes that, under the NAREIT FFO definition, the two most significant adjustments made to net income are (i) the exclusion of historical cost depreciation and (ii) the exclusion of gains and losses from the sale of previously depreciated properties. Essex agrees that these two NAREIT adjustments are useful to investors for the following reasons:

(a) historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation charges, that the value of real estate assets diminishes predictably over time. NAREIT stated in its White Paper on Funds from Operations "since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves." Consequently, NAREIT's definition of FFO reflects the fact that real estate, as an asset class, generally appreciates over time and depreciation charges required by GAAP do not reflect the underlying economic realities.

(b) REITs were created as a legal form of organization in order to encourage public ownership of real estate as an asset class through investment in firms that were in the business of long-term ownership and management of real estate. The exclusion, in NAREIT's definition of FFO, of gains and losses from the sales of previously depreciated operating real estate assets allows investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT's activity and assists in comparing those operating results between periods.

Management has consistently applied the NAREIT definition of FFO to all periods presented. However, other REITs in calculating FFO may vary from the NAREIT definition for this measure, and thus their disclosure of FFO may not be comparable to Essex's calculation.

The following table sets forth the Company's calculation of FFO for 2006 and 2005 (in thousands except for per share data).

	For the year ended 12/31/06	For the quarter ended 12/31/06	9/30/06	6/30/06	3/31/06
Net income available to common stockholders	$ 57,603,000	$ 15,060,000	$ 10,686,000	$ 22,023,000	$ 9,834,000
Adjustments:					
Depreciation and amortization	83,034,000	21,602,000	20,666,000	20,675,000	20,091,000
Gains not included in FFO(1)	(19,666,000)	(7,090,000)	(714,000)	(8,800,000)	(3,062,000)
Minority interests and co-investments(2)	9,547,000	2,023,000	2,217,000	3,254,000	2,053,000
Funds from Operations	$ 130,518,000	$ 31,595,000	$ 32,855,000	$ 37,152,000	$ 28,916,000
Weighted average number of shares outstanding diluted(3)	26,029,774	26,508,994	26,143,923	25,697,237	25,572,575

	For the year ended 12/31/05	For the quarter ended 12/31/05	9/30/05	6/30/05	3/31/05
Net income available to common stockholders	$ 77,763,000	$ 4,725,000	$ 8,259,000	$ 38,390,000	$ 26,389,000
Adjustments:					
Depreciation and amortization	80,126,000	20,033,000	20,323,000	20,043,000	19,727,000
Gains not included in FFO(1)	(52,335,000)	(1,032,000)	-	(35,072,000)	(16,231,000)
Minority interests and co-investments(2)	9,536,000	1,322,000	1,084,000	4,179,000	2,951,000
Funds from Operations	$ 115,090,000	$ 25,048,000	$ 29,666,000	$ 27,540,000	$ 32,836,000
Weighted average number of shares outstanding diluted(3)	25,693,637	25,538,884	25,711,320	25,672,234	25,655,571

(1) Amount includes gain equivalent to accumulated depreciation on Peregrine Point condominium sales.
(2) Amount includes the following: (i) minority interest related to Operating Partnership units, (ii) depreciation add back for Fund II assets and minority interests and (iii) joint venture NOI not recognized for GAAP.
(3) Assumes conversion of all dilutive outstanding operating partnership interests in the Operating Partnership.

The following table sets forth the Company's cash flows for 2006 and 2005 (in thousands).

	For the year ended 12/31/06	For the quarter ended 12/31/2006	9/30/2006	6/30/2006	3/31/2006
Cash flow provided by (used in):					
Operating activities	$ 159,935	$ 20,021	$ 69,401	$ 26,642	$ 43,871
Investing activities	(312,876)	(47,484)	(162,170)	(29,489)	(73,733)
Financing activities	148,266	6,983	113,889	2,460	24,934

	For the year ended 12/31/05	For the quarter ended 12/31/05	9/30/05	6/30/05	3/31/05
Cash flow provided by (used in):					
Operating activities	$ 124,609	$ 17,957	$ 40,023	$ 28,145	$ 38,484
Investing activities	(30,843)	(11,629)	(31,080)	22,518	(10,652)
Financing activities	(90,073)	(11,358)	(22,652)	(30,109)	(25,954)

Item 7A. Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Hedging Activities

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. As of December 31, 2006, we have entered into nine forward-starting swap contracts to mitigate the risk of changes in the interest-related cash outflows on forecasted issuance of long-term debt. The forward-starting swaps are cash flow hedges of the variability in ten years of forecasted interest payments associated with the refinancing of the Company's long-term debt between 2007 and 2011. As of December 31, 2006, the Company also had $186.3 million of variable rate indebtedness, of which $182.8 million is subject to interest rate cap protection. All of our derivative instruments are designated as cash flow hedges, and the Company does not have any fair value hedges as of December 31, 2006. The following table summarizes the notional amount, carrying value, and estimated fair value of our derivative instruments used to hedge interest rates as of December 31, 2006. The notional amount represents the aggregate amount of a particular security that is currently hedged at one time, but does not represent exposure to credit, interest rates or market risks. The table also includes a sensitivity analysis to demonstrate the impact on our derivative instruments from an increase or decrease in LIBOR by 50 basis points, as of December 31, 2006.

(Dollars in thousands)	Notional Amount	Maturity Date Range	Carrying and Estimate Fair Value	+ 50 LIBOR Basis Points	- 50 LIBOR Basis Points
Cash flow hedges:					
Interest rate forward-starting swaps	$ 450,000	2007-2011	$ (2,293)	$ 12,245	$ (17,982)
Interest rate caps	182,849	2008-2011	20	57	4
Total cash flow hedges	$ 632,849	2007-2011	$ (2,273)	$ 12,302	$ (17,978)

Interest Rate Sensitive Liabilities

The Company is exposed to interest rate changes primarily as a result of its line of credit and long-term debt used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives the Company borrows primarily at fixed rates and may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate its interest rate risk on a related financial instrument. The Company does not enter into derivative or interest rate transactions for speculative purposes.

The Company's interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts and weighted average interest rates by year of expected maturity to evaluate the expected cash flows. Management believes that the carrying amounts of its LIBOR debt approximates fair value as of December 31, 2006 because interest rates, yields and other terms for these instruments are consistent with yields and other terms currently available to the Company for similar instruments. Management has estimated that the fair value of the

Company's $1.13 billion of fixed rate mortgage notes payable and exchangeable bonds at December 31, 2006 is approximately $1.22 billion based on the terms of existing mortgage notes payable compared to those available in the marketplace.

	For the Years Ended December 31							
	2007(1)	2008(2)	2009	2010(3)	2011(4)	Thereafter	Total	Fair value
(In thousands)								
Fixed rate debt	$ 69,108	$ 179,494	$ 24,587	$ 156,875	$ 155,528	$ 546,623	$ 1,132,215	$ 1,222,195
Average interest rate	6.0%	6.8%	6.9%	8.0%	6.6%	6.6%		
Variable rate LIBOR debt	$ -	$ -	$ -	$ 93,000	$ -	$ 186,339 (5)	$ 279,339	$ 279,339
Average interest rate	-	-	-	6.2%	-	4.6%		

(1) $50 million covered by a forward-starting swap at a fixed rate of 4.927%, with a settlement date on or before October 1, 2007.

(2) $50 million covered by a forward-starting swap at a fixed rate of 4.869%, with a settlement date on or before October 1, 2008. Also, $25 million covered by a forward-starting swap at a fixed rate of 5.082%, with a settlement date on or before January 1, 2009.

(3) $150 million covered by three forward-starting swaps with fixed rates ranging from 5.099% to 5.824%, with a settlement date on or before January 1, 2011.

(4) $125 million covered by forward-starting swaps with fixed rates ranging from 5.655% to 5.8795%, with a settlement date on or before February 1, 2011. $50 million covered by a forward-starting swap with a fixed rate of 5.535%, with a settlement date on or before July, 1 2011. The Company intends to encumber certain unencumbered assets during 2011 in conjunction with the settlement of these forward-starting swaps.

(5) $182,849 subject to interest rate caps.

The table incorporates only those exposures that exist as of December 31, 2006; it does not consider those exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss, with respect to interest rate fluctuations, would depend on the exposures that arise during the period, our hedging strategies at the time, and interest rates.

Item 8. Financial Statements and Supplementary Data

The response to this item is submitted as a separate section of this Form 10-K. See Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of December 31, 2006, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to the Company that is required to be included in our periodic filings with the Securities and Exchange Commission.

There were no changes in the Company's internal control over financial reporting, that occurred during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Item 9B. Other Information

None.

III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 8, 2007.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 8, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 8, 2007.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 8, 2007.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 8, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(A) Financial Statements

(3) See the Exhibit Index immediately following the signature page and certifications for a list of exhibits filed or incorporated by reference as part of this report.

(B) Exhibits

The Company hereby files, as exhibits to this Form 10-K, those exhibits listed on the Exhibit Index referenced in Item 15(A)(3) above.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Essex Property Trust, Inc.:

We have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting, appearing under Item 9A, that Essex Property Trust, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Essex Property Trust, Inc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Essex Property Trust, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Essex Property Trust, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006 and the related financial statement schedule III, and our report dated February 28, 2007, expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG LLP
KPMG LLP

San Francisco, California
February 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors
Essex Property Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule III. These consolidated financial statements and the accompanying financial statement schedule III are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the accompanying financial statement schedule III based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Essex Property Trust, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Essex Property Trust, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/S/ KPMG LLP
KPMG LLP

San Francisco, California
February 28, 2007

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(Dollars in thousands, except share amounts)

	2006	2005
ASSETS		
Real estate:		
Rental properties:		
Land and land improvements	$ 560,880	$ 541,232
Buildings and improvements	2,108,307	1,890,397
	2,669,187	2,431,629
Less accumulated depreciation	(465,015)	(389,040)
	2,204,172	2,042,589
Real estate - held for sale, net	41,221	42,478
Real estate under development	103,487	54,416
Investments	60,451	27,228
	2,409,331	2,166,711
Cash and cash equivalents-unrestricted	9,662	14,337
Cash and cash equivalents-restricted	13,948	13,937
Notes receivable and other receivables from related parties	1,209	1,173
Notes and other receivables	18,195	5,215
Prepaid expenses and other assets	20,632	22,899
Deferred charges, net	12,863	15,018
Total assets	$ 2,485,840	$ 2,239,290
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes payable	$ 1,060,704	$ 1,072,068
Motgage notes payable - held for sale	32,850	32,850
Exchangeable bonds	225,000	225,000
Lines of credit	93,000	25,000
Accounts payable and accrued liabilities	38,614	32,982
Dividends payable	24,910	22,496
Other liabilities	14,328	12,520
Deferred gain	2,193	2,193
Total liabilities	1,491,599	1,425,109
Commitments and contingencies		
Minority interests	236,120	233,214
Cumulative convertible preferred stock; $.0001 par value: 4.875% Series G - 5,980,000 issued and outstanding	145,912	-
Stockholders' equity:		
Common stock; $.0001 par value, 649,702,178 shares authorized; 23,416,295 and 22,858,953 shares issued and outstanding	2	2
Cumulative redeemable preferred stock; $.0001 par value: 7.8125% Series F - 1,000,000 shares authorized, issued and outstanding, liquidation value	25,000	25,000
Excess stock, $.0001 par value, 330,000,000 shares authorized and no shares issued and outstanding	-	-
Additional paid-in capital	686,937	632,646
Distributions in excess of accumulated earnings	(97,457)	(77,341)
Accumulated other comprehensive (loss) income	(2,273)	660
Total stockholders' equity	612,209	580,967
Total liabilities and stockholders' equity	$ 2,485,840	$ 2,239,290

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share and share amounts)

	2006	2005	2004
Revenues:			
Rental and other property	$ 343,044	$ 310,970	$ 274,170
Management and other fees from affiliates	5,030	10,951	23,146
	348,074	321,921	297,316
Expenses:			
Property operating, excluding real estate taxes	88,505	81,241	73,112
Real estate taxes	29,278	26,469	23,589
Depreciation and amortization	80,147	76,848	68,609
Interest	72,898	70,784	60,709
Amortization of deferred financing costs	2,743	1,947	1,560
General and administrative	22,235	19,148	18,042
Other expenses	1,770	5,827	-
	297,576	282,264	245,621
Earnings from operations	50,498	39,657	51,695
Gain on sale of real estate	-	6,391	7,909
Interest and other income	6,176	8,524	3,077
Equity (loss) income in co-investments	(1,503)	18,553	40,683
Minority interests	(19,309)	(20,936)	(28,332)
Income before discontinued operations and tax provision	35,862	52,189	75,032
Income tax provision	(525)	(2,538)	(257)
Income before discontinued operations	35,337	49,651	74,775
Income from discontinued operations (net of minority interests)	27,411	30,065	4,918
Net income	62,748	79,716	79,693
Dividends to preferred stockholders	(5,145)	(1,953)	(1,952)
Net income available to common stockholders	$ 57,603	$ 77,763	$ 77,741
Per share data:			
Basic:			
Income before discontinued operations available to common stockholders.	$ 1.31	$ 2.08	$ 3.18
Income from discontinued operations	1.19	1.30	0.21
Net income available to common stockholders	$ 2.50	$ 3.38	$ 3.39
Weighted average number of shares outstanding during the year	23,081,682	23,038,561	22,921,225
Diluted:			
Income before discontinued operations available to common stockholders.	$ 1.28	$ 2.03	$ 3.15
Income from discontinued operations	1.17	1.29	0.21
Net income available to common stockholders	$ 2.45	$ 3.32	$ 3.36
Weighted average number of shares outstanding during the year	23,551,042	23,388,503	23,156,301

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2006, 2005 and 2004
(Dollars and shares in thousands)

	Series F Preferred stock		Common stock		Additional paid-in capital	Distributions in excess of accumulated earnings	Accumulated other comprehensive (loss) income	Total
	Shares	Amount	Shares	Amount				
Balances at December 31, 2003	1,000	$ 25,000	22,833	$ 2	$ 642,643	$ (86,246)	$ -	$ 581,399
Net income	-	-	-	-	-	79,693	-	79,693
Issuance of common stock under stock-based compensation plans	-	-	155	-	6,058	-	-	6,058
Issuance of common stock	-	-	53	-	2,307	-	-	2,307
Reallocation of minority interest	-	-	-	-	(4,264)	-	-	(4,264)
Dividends declared	-	-	-	-	-	(73,916)	-	(73,916)
Balances at December 31, 2004	1,000	25,000	23,041	2	646,744	(80,469)	-	591,277
Comprehensive income:								
Net income	-	-	-	-	-	79,716	-	79,716
Change in fair value of cash flow hedges	-	-	-	-	-	-	660	660
Comprehensive income								80,376
Issuance of common stock under stock-based compensation plans	-	-	103	-	5,767	-	-	5,767
Retirement of common stock	-	-	(286)	-	(25,000)	-	-	(25,000)
Reallocation of minority interest (1)	-	-	-	-	5,135	-	-	5,135
Dividends declared	-	-	-	-	-	(76,588)	-	(76,588)
Balances at December 31, 2005	1,000	25,000	22,858	2	632,646	(77,341)	660	580,967
Comprehensive income:								
Net income	-	-	-	-	-	62,748	-	62,748
Change in fair value of cash flow hedges	-	-	-	-	-	-	(2,933)	(2,933)
Comprehensive income								59,815
Issuance of common stock under stock-based compensation plans	-	-	92	-	5,575	-	-	5,575
Issuance of common stock	-	-	427	-	48,273			48,273
Conversion/Reallocation of minority interest	-	-	39	-	443	-	-	443
Dividends declared	-	-	-	-	-	(82,864)	-	(82,864)
Balances at December 31, 2006	1,000	$ 25,000	23,416	$ 2	$ 686,937	$ (97,457)	$ (2,273)	$ 612,209

(1) During the twelve months ended December 31, 2005, the Company recorded a true-up of the reallocation of minority interest as of December 31, 2004. This true-up was not material to stockholders' equity at either December 31, 2005 or December 31, 2004.

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 62,748	$ 79,716	$ 79,693
Minority interests	22,738	24,271	27,615
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on the sales of real estate	(22,096)	(37,802)	(7,909)
The Company's share of gain on the sales of co-investments assets	-	(18,115)	(39,241)
Impairment loss	800	1,300	718
Equity loss (income) of limited partnerships	1,503	(7,420)	(20,281)
Depreciation and amortization	83,036	80,075	72,923
Amortization of deferred financing costs	2,743	1,970	1,587
Changes in operating assets and liabilities:			
Prepaid expenses and other assets	493	(4,762)	(1,189)
Accounts payable and accrued liabilities	6,162	4,709	5,942
Other liabilities	1,808	667	1,842
Net cash provided by operating activities	159,935	124,609	121,700
Cash flows from investing activities:			
Additions to real estate:			
Acquisitions of real estate	(199,107)	(91,496)	(229,437)
Improvements to recent acquisitions	(5,238)	(5,009)	(10,062)
Redevelopment	(25,609)	(14,229)	(8,056)
Revenue generating capital expenditures	(4,788)	(2,933)	(2,483)
Non-revenue generating capital expenditures	(19,120)	(14,568)	(10,095)
Disposition of real estate	38,092	68,585	143,549
Decrease (increase) in restricted cash	4,371	7,318	(10,080)
Additions to notes receivable from investees, other related parties and other receivables	(26,125)	(3,220)	(5,365)
Repayments of notes from investees, other related parties and other receivables	21,234	4,880	4,251
Net (contribution) distribution from to investments in corporations and limited partnerships	(28,226)	44,690	31,129
Additions to real estate under development	(68,360)	(24,861)	(28,372)
Net cash used in investing activities	(312,876)	(30,843)	(125,021)
Cash flows from financing activities:			
Proceeds from mortgage and other notes payable and lines of credit	324,228	205,096	447,870
Repayment of mortgage and other notes payable and lines of credit	(266,965)	(389,363)	(287,359)
Additions to deferred charges	(587)	(6,339)	(4,050)
Proceeds from exchangeable bonds	-	225,000	-
Retirement of common stock	-	(25,000)	-
Net proceeds from stock options exercised	4,287	4,489	5,483
Net proceeds from issuance of common stock	48,273	-	-
Net proceeds from issuance of preferred stock, Series G	145,912	-	-
Redemption of minority interest partners	(4,779)	(4,528)	(7,080)
Redemption of minority interest Series E preferred units	-	-	(55,000)
Distributions to minority interest partners	(21,657)	(23,165)	(27,948)
Dividends paid	(80,446)	(76,263)	(72,719)
Net cash provided by (used in) financing activities	148,266	(90,073)	(803)
Net (decrease) increase in cash and cash equivalents	(4,675)	3,693	(4,124)
Cash and cash equivalents at beginning of year	14,337	10,644	14,768
Cash and cash equivalents at end of year	$ 9,662	$ 14,337	$ 10,644

See accompanying notes to consolidated financial statements. (Continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of $3,900, $1,100 and $1,997 capitalized in 2006, 2005 and 2004, respectively	$ 68,686	$ 71,619	$ 60,007
Supplemental disclosure of noncash investing and financing activities:			
Mortgage notes payable assumed in connection with the purchase of real estate	$ -	$ -	$ 167,635
Issuance of Operating Partnership units in connection with the purchase of real estate	$ 7,704	$ -	$ 4,805

(Concluded)

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(Dollars in thousands, except for per share and per unit amounts)

(1) Organization

The accompanying consolidated financial statements present the accounts of Essex Property Trust, Inc. (the "Company"), which include the accounts of the Company and Essex Portfolio, L.P. (the Operating Partnership, which holds the operating assets of the Company). The Company was incorporated in the state of Maryland in March 1994. On June 13, 1994, the Company commenced operations with the completion of an initial public offering (the "Offering") in which it issued 6,275,000 shares of common stock at $19.50 per share. The net proceeds of the Offering of $112.1 million were used to acquire a 77.2% general partnership interest in the Operating Partnership.

The Company has a 90.4% general partner interest and the limited partners own a 9.6% interest in the Operating Partnership as of December 31, 2006. The limited partners may convert their 2,495,048 Operating Partnership units into an equivalent number of shares of common stock. The Company has reserved shares of common stock for such conversions. These conversion rights may be exercised by the limited partners at any time through 2024.

On December 17, 2002, the Company acquired, by merger, John M. Sachs, Inc. ("Sachs Portfolio") resulting in the acquisition of its real estate portfolio, which consisted of 20 multifamily properties, five recreational vehicle parks, two manufactured housing communities and two small office buildings. Total consideration in the transaction was $306.7 million and was structured as a tax-free reorganization whereby the Company: (i) issued 2,719,875 shares of its common stock valued at $136.8 million, (ii) assumed mortgages on four of the newly acquired properties for approximately $64.6 million with a fixed interest rate of 5.51%, maturing in January 2013, (iii) assumed and repaid unsecured liabilities in the amount of approximately $33.0 million, and (iv) paid the balance in cash of $72.2 million. The Company accounted for this transaction using the purchase method of accounting which resulted in the allocation of the purchase price to the assets and liabilities acquired based on their fair values. The fair value of assets and liabilities were based on management's estimates. No goodwill was recognized in connection with this purchase.

As of December 31, 2006, the Company operates and has ownership interests in 130 apartment communities (totaling 27,553 units), two recreational vehicle parks (comprising 338 spaces), three office buildings (aggregating to approximately 166,340 square feet), and one manufactured housing community (containing 157 sites) (collectively, the "Properties"). The Properties are located in Southern California (Los Angeles, Ventura, Orange, Riverside and San Diego counties), Northern California (the San Francisco Bay Area), Seattle, Washington and other regions (Portland, Oregon metropolitan area, Houston, Texas).

(2) Summary of Critical and Significant Accounting Policies

(a) Principles of Consolidation

The accounts of the Company, its controlled subsidiaries and the variable interest entities ("VIEs") in which it is the primary beneficiary are consolidated in the accompanying financial statements. All significant inter-company accounts and transactions have been eliminated. We use the equity method to account for investments that do not qualify as variable interest entities and where we do not own a majority of the economic interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. For an investee accounted for under the equity method, our share of net earnings or losses of the investee is reflected in income as earned and distributions are credited against the investment as received.

In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 Revised ("FIN 46R"), "*Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*", the Company consolidates 17 Down REIT limited partnerships (comprising ten properties), an office building that is subject to loans made by the Company, and the building improvements owned by a third-party in which the Company owns the land underlying these improvements and from which the Company receives land lease payments, subordination, and property management fees. The Company consolidates these entities because it is deemed the primary beneficiary under FIN 46R. The consolidated total assets and liabilities related to these VIEs, net of intercompany eliminations, were approximately $269.5 million and $145.5 million, respectively, at December 31, 2006 and $230.9 million and $146.7 million, respectively, at December 31, 2005. These VIEs were encumbered by third-party, non-recourse loans totaling $140.3 million and $141.8 million as of December 31, 2006 and 2005, respectively.

The Down REIT entities that collectively own ten apartment communities (1,831 units) were investments made under arrangements whereby Essex Management Company ("EMC") became the general partner, the Operating Partnership became a special limited partner, and the other limited partners were granted rights of redemption for their interests. Such limited partners can request to be redeemed and the Company can elect to redeem their rights for cash or by issuing shares of its common stock on a one share per unit basis. Conversion values will be based on the market value of the Company's common stock at the time of redemption multiplied by the number of units stipulated under the above arrangements. The other limited partners receive distributions based on the Company's current dividend rate times the number of units held. At December 31, 2006, the maximum number of shares that could be issued to meet redemption of these Down REIT entities is 1,256,787. As of December 31, 2006 and 2005, the carrying value of the other limited partners' interests is presented at their historical cost and is classified within minority interests in the accompanying consolidated balance sheets.

Minority interests include the 9.6% and 9.7% limited partner interests in the Operating Partnership not held by the Company at December 31, 2006 and 2005, respectively. The Company periodically adjusts the carrying value of minority interest in the Operating Partnership to reflect its share of the book value of the Operating Partnership. Such adjustments are recorded to stockholders' equity as a reallocation of minority interest in the Operating Partnership in the accompanying consolidated statements of stockholders' equity. The minority interest balance also includes the Operating Partnership's cumulative redeemable preferred units (see Note 12).

Interest holders in VIEs consolidated by the Company are allocated a priority of net income equal to the cash payments made to those interest holders for services rendered or distributions from cash flow. The remaining results of operations are generally allocated to the Company.

As of December 31, 2006 the Company was involved with two VIEs, of which it is not deemed to be the primary beneficiary. Total assets and liabilities of these entities were approximately $78.5 million and $58.4 million, respectively, at December 31, 2006. As of December 31, 2005, the Company was involved with three VIEs, of which it was not deemed to be the primary beneficiary, and total assets and liabilities of these entities were approximately $92.9 million and $72.5 million, respectively. The Company does not have a significant exposure to loss resulting from its involvement with these unconsolidated VIEs.

(b) Real Estate Rental Properties

Significant expenditures, which improve or extend the life of an asset and have a useful life of greater than one year, are capitalized. Operating real estate assets are stated at cost and consist of land, buildings and improvements, furniture, fixtures and equipment, and other costs incurred during their development, redevelopment and acquisition. Expenditures for maintenance and repairs are charged to expense as incurred.

The depreciable life of various categories of fixed assets are as follows:

Computer equipment	3 years
Interior unit improvements	5 years
Land improvements and certain exterior components of real property	10 years
Real estate structures	30 years

In accordance with SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," the Company capitalizes predevelopment costs incurred in the pursuit of new development opportunities, in the negotiation process, as well as the entitlement process with a high likelihood of the projects becoming development activities. Predevelopment costs for which a future development is no longer considered probable are charged to expense. All costs incurred with the predevelopment, development or redevelopment of real estate assets are capitalized if they are clearly associated with the predevelopment, development or redevelopment of rental property, or are associated with the construction or expansion of real property. Such capitalized costs include land, land improvements, allocated costs of the Company's project management staff, construction costs, as well as interest and related loan fees, property taxes and insurance. Capitalization begins for predevelopment, development, and redevelopment projects when activity commences. Capitalization ends when the apartment home is completed and the property is available for a new residence.

In accordance with FASB's Statement of Financial Accounting Standard No. 141 ("SFAS No. 141") "*Business*

Combinations," the Company allocates the purchase price of real estate to land and building, and identifiable intangible assets, such as the value of above, below and at-market in-place leases. The values of the above and below market leases are amortized and recorded as either a decrease (in the case of above market leases) or an increase (in the case of below market leases) to rental revenue over the remaining term of the associated leases acquired. The value of acquired at-market leases are amortized to expense over the term the Company expects to retain the acquired tenant, which is generally 20 months.

In accordance with SFAS No. 141 and its applicability to acquired in-place leases, we perform the following evaluation for properties we acquire:

(1) estimate the value of the real estate "as if vacant" as of the acquisition date;
(2) allocate that value among land and building and determine the associated asset life for each;
(3) compute the value of the difference between the "as if vacant" value and the purchase price, which will represent the total intangible assets;
(4) allocate the value of the above and below market leases to the intangible assets and determine the associated life of the above market/ below market leases;
(5) allocate the remaining intangible value to the at-market in-place leases or customer relationships, if any, and the associated lives of these assets;

Whenever events or changes in circumstances indicate that the carrying amount of a property held for investment or held for sale may not be fully recoverable, the carrying amount will be evaluated for impairment. If the sum of the property's expected future cash flows (undiscounted and without interest charges) is less than the carrying amount (including intangible assets) of the property, then the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the property. Such fair value of a property is determined using conventional real estate valuation methods, such as discounted cash flow, the property's unleveraged yield in comparison to the unleveraged yields and sales prices of similar properties that have been recently sold, and other third party information, if available.

During the second quarter of 2006, the Company recorded an impairment loss of $0.8 million and in fourth quarter of 2005 the Company recorded an impairment loss of $1.3 million resulting from write-downs of a property's value in Houston, Texas, to reduce the property's carrying value to its estimated fair value. The impairment charges are recorded in other expenses in the accompanying consolidated statements of operations. There was an impairment charge of $0.7 million recorded in the second quarter of 2004 related to the sale of an RV park in Hemet, California. That impairment charge was recorded in discontinued operations in the accompanying consolidated statements of operations. These properties were acquired as part of the Sachs Portfolio (see Note 1).

In the normal course of business, the Company will receive offers for sale of its properties, either solicited or unsolicited. For those offers that are accepted, the prospective buyer will usually require a due diligence period before consummation of the transaction. It is not unusual for matters to arise that result in the withdrawal or rejection of the offer during this process. Essex classifies real estate as "held for sale" when all criteria under Statement of Financial Accounting Standard No. 144 ("SFAS No. 144"), "*Accounting for the Impairment or Disposal of Long-Lived Assets*" have been met. In accordance with SFAS No. 144, the Company presents income and gains/losses on properties sold as discontinued operations net of minority interests. Real estate investments accounted for under the equity method of accounting remain classified in continuing operations upon disposition. (See Note 7 for a description of the Company's discontinued operations for 2006, 2005, and 2004).

(c) Investments and Joint Ventures

The Company owns investments in joint ventures and affiliates in which it has significant influence, but its ownership interest does not meet the criteria for consolidation in accordance with FIN 46R. Therefore, we account for our interest using the equity method of accounting. Under the equity method of accounting, the investment is carried at the cost of assets contributed or distributed, plus the Company's equity in undistributed GAAP earnings or losses since its initial investment. The Company's share of equity in income and gains on sales of real estate are included in other income in the accompanying consolidated statements of operations.

A majority of these investments and/or joint ventures compensate the Company for its asset management services and some of these investments may provide promote distributions if certain financial return benchmarks are achieved. Asset management fees are recognized where earned, and promote fees are recognized when the earnings events have occurred and there is sufficient GAAP earnings in the underlying entities. Asset management fees and promote fees are reflected in interest and other and equity income in co-investments, respectively, in the accompanying consolidated statements of operations.

(d) Revenues and Gains on Sale of Real Estate

Revenues from tenants renting or leasing apartment units, recreational vehicle park spaces or manufactured housing community spaces are recorded when due from tenants and are recognized monthly as they are earned, which is not materially different than on a straight-line basis. Units or spaces are rented under short-term leases (generally, lease terms of 6 to 12 months) and may provide no rent for one or two months, depending on the market conditions and leasing practices of our competitors in each sub-market at the time the leases are executed. Revenues from tenants leasing commercial space are recorded on a straight-line basis over the life of the respective lease.

The Company recognizes gains on sales of real estate when a contract is in place, a closing has taken place, the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company does not have a substantial continuing involvement in the property.

(e) Cash Equivalents and Restricted Cash

Highly liquid investments with original maturities of three months or less when purchased are classified as cash equivalents. Restricted cash balances relate primarily to reserve requirements for capital replacement at certain Properties in connection with the Company's mortgage debt.

(f) Notes Receivable and Interest Income

Notes receivable relate to real estate financing arrangements that exceed one year. They bear interest at a market rate based on the borrower's credit quality and are recorded at face value. Interest is recognized over the life of the note. The Company requires collateral for the notes.

Each note is analyzed to determine if it is impaired pursuant to SFAS No. 114, "*Accounting by Creditors for Impairment of a Loan*". A note is impaired if it is probable that the Company will not collect all principal and interest contractually due. The Company does not accrue interest when a note is considered impaired. All cash receipts on impaired notes are applied to reduce the principal amount of such notes until the principal has been recovered and, thereafter, are recognized as interest income.

(g) Interest Rate Protection, Swap, and Forward Contracts

The Company has from time to time used interest rate protection, swap and forward contracts to manage its interest rate exposure on current or identified future debt transactions. The Company accounts for such derivative contracts using SFAS No. 133. Under SFAS No. 133, derivative instruments are required to be included in the balance sheet at fair value. The changes in the fair value of the derivatives are accounted for depending on the use of the derivative and whether it has been designated and qualifies as a part of a hedging relationship.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. All existing instruments are considered cash flow hedges, and the Company does not have any fair value hedges as of December 31, 2006.

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount.

Amounts reported in accumulated other comprehensive (loss) income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's hedged debt. The Company is hedging its exposure to the variability in future cash flows for a portion of its forecasted transactions over a maximum period of 54 months as of December 31, 2006.

(h) Deferred Charges

Deferred charges are principally comprised of loan fees and related costs which are amortized over the terms of the related borrowing in a manner which approximates the effective interest method.

(i) Income Taxes

Generally in any year in which the Company qualifies as a real estate investment trust ("REIT") under the Internal Revenue Code (the "Code"), it is not subject to federal income tax on that portion of its income that it distributes to stockholders. No provision for federal income taxes, other than the taxable REIT subsidiaries ("TRSs") discussed below has been made in the accompanying consolidated financial statements for each of the three years in the period ended December 31, 2006, as the Company has elected to be and believes it qualifies under the Code as a REIT and has made distributions during the periods in amounts to preclude us from paying federal income tax.

In order to maintain compliance with REIT tax rules, the Company utilizes TRSs for various revenue generating or investment activities. The TRSs' are consolidated by the Company. The activities and tax related provisions, assets and liabilities are not material.

The status of cash dividends for the year ended December 31, 2006 related to Series G preferred stock is 100% ordinary income, and the status of cash dividends distributed for the years ended December 31, 2006, 2005, and 2004 related to common stock and Series F preferred stock are classified for tax purposes as follows:

	2006	2005	2004
Common stock:			
Ordinary income	100.00%	74.91%	41.40%
Capital gains	0.00%	25.09%	58.60%
Return of capital	0.00%	0.00%	0.00%
	100.00%	100.00%	100.00%

	2006	2005	2004
Series F Preferred stock:			
Ordinary income	100.00%	74.91%	41.40%
Capital gains	0.00%	25.09%	58.60%
Return of capital	0.00%	0.00%	0.00%
	100.00%	100.00%	100.00%

(j) Preferred Stock

The Company classifies its Series G Cumulative Convertible Preferred Stock ("Series G Preferred Stock") based on Emerging Issues Task Force Topic D-98, ("EITF D-98") "*Classification and Measurement of Redeemable Securities.*" The Series G Preferred Stock contains fundamental change provisions that allow the holder to redeem the preferred stock for cash if certain events occur. The redemption under these provisions is not solely within the Company's control, thus the Company has classified the Series G Preferred Stock as temporary equity in the accompanying consolidated balance sheets.

The Company classifies its Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Stock") based on EITF D-98. The Series F Preferred Stock contains fundamental change provisions that allow the holder to redeem the preferred stock for cash if certain events occur. The redemption under these provisions is within the Company's control, and thus the Company has classified the Series F Preferred Stock as permanent equity in the accompanying consolidated balance sheets.

(k) Stock-based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 Revised ("SFAS No. 123(R)"), "*Share-Based Payment*", a revision of SFAS No. 123 using the modified prospective approach. Effective January 1, 2004, the Company adopted the fair value method of accounting for its stock-based compensation plans using the retroactive restatement method as provided by SFAS No. 123 (see Note 2(*n*)). SFAS No. 123(R) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity based compensation issued to employees. The average fair value of stock options granted for the years ended December 31, 2006, 2005 and 2004 was $17.40, $10.06 and $8.84 per share, respectively, and was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

	2006	2005	2004
Stock price	$101.01-$132.62	$69.11-$91.88	$62.34-$84.46
Risk-free interest rates	4.45%-5.15%	3.64%-4.50%	3.34%-3.94%
Expected lives	4-7 years	5-6 years	5 years
Volatility	18.44%-18.54%	18.09%-18.54%	19.07%-19.14%
Dividend yield	3.12%-4.29%	4.22%-5.13%	4.26%-5.07%

The Company has adopted an incentive program involving the issuance of Series Z Incentive Units and Series Z-1 Incentive Units (collectively referred to as "Z Units") of limited partnership interest in the Operating Partnership. Vesting in the Z Units is based on performance criteria established in the plan. The criteria can be revised at the beginning of the year by the Board's Compensation Committee if the Committee deems that the plan's criterion is unachievable for any given year. The sale of Z units is contractually prohibited and cannot be converted into Operating Partnership units until certain conditions are met or 15 years after the inception of the plan. The estimated fair value of a Z unit is determined on the grant date and considers the company's current stock price, the dividends that are not paid on unvested units and a marketability discount for the 8 to 15 years of illiquidity. Compensation expense is calculated by taking annual vesting increases multiplied by the estimated fair value as of the grant date less its $1.00 purchase price.

(l) Legal costs

Legal costs associated with matters arising out of the normal course of our business are expensed as incurred. Legal costs incurred in connection with non-recurring litigation that is not covered by insurance are accrued when amounts are probable and estimable.

(m) Accounting Estimates and Reclassifications

The preparation of consolidated financial statements, in accordance with U.S. generally accepted accounting principles ("GAAP"), requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to acquiring, developing and assessing the carrying values of its real estate properties, its investments in and advances to joint ventures and affiliates, its notes receivable and its qualification as a REIT. The Company bases its estimates on historical experience, current market conditions, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from those estimates and those estimates could be different under different assumptions or conditions.

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation. Such reclassifications have no impact on reported earnings, total assets or total liabilities.

(n) New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R). This statement is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation"*, and supersedes APB No. 25, *"Accounting for Stock Issued to Employees"*. The Statement requires companies to recognize in the income statement the grant-date fair value of stock options and other equity based compensation issued to employees. We adopted the provisions of SFAS No. 123(R) effective January 1, 2006 using the modified prospective approach. The adoption of this Statement did not have a material impact on our financial position, results of operations or cash flows.

In June 2005, the FASB ratified the EITF's consensus on Issue No. 04-5 *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights."* This consensus establishes the presumption that general partners in a limited partnership control that limited partnership regardless of the extent of the general partners' ownership interest in the limited partnership. The consensus further establishes that the rights of the limited partners can overcome the presumption of control by the general partners, if the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. Whether the presumption of control is overcome is a matter of judgment based on the facts and circumstances, for which the consensus provides additional guidance. This consensus applies to limited partnerships or similar entities, such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership. This consensus was applicable to the Company for new or modified partnerships in 2005, and is otherwise applicable to existing partnerships effective January 1, 2006. The adoption of this consensus did not have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2006, the FASB issued FASB Staff Position ("FSP") FIN 46R-6, "*Determining the Variability to Be Considered in Applying FASB Interpretation No. 46 (R).*" This FSP addresses certain implementation issues related to FIN 46R. Specifically, FSP FIN 46R-6 addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46R. The variability that is considered in applying FIN 46R affects the determination of (a) whether an entity is a variable interest entity (VIE), (b) which interests are "variable interests" in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. The Company is required to apply the guidance in this FSP prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46R when a "reconsideration event" has occurred, effective July 1, 2006. The Company will evaluate the impact of this Staff Position at the time any such "reconsideration event" occurs, and for any new entities.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement 109.*" FIN 48 increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in measuring income taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. This Interpretation only allows the benefit of an uncertain tax position to be included in the calculation of tax liabilities and expenses if a company concludes that it is more likely than not that its adopted tax position will prevail if challenged by tax authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not believe that the adoption of this Interpretation will have a material impact on our financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 was issued to address diversity in practice in quantifying financial statement misstatements. Current practice allows for the evaluation of materiality on the basis of either (1) the error quantified as the amount by which the current year income statement was misstated ("rollover method") or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated ("iron curtain method"). The guidance provided in SAB No. 108 requires both methods to be used in evaluating materiality ("dual approach"). SAB No. 108 permits companies to initially apply its provisions either by (1) restating prior financial statements as if the dual approach had always been used or (2) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The adoption of this SAB did not have a material impact on our consolidated financial position, results of operations or cash flows.

(3) Real Estate

(a) Sales of Real Estate and Assets Held for Sale

The Company recognizes sales of real estate when a contract has been executed, a closing has occurred, the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company does not have a substantial continuing involvement in the property. Each property is considered a separately identifiable component of the Company and is reported in discontinued operations when the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of a disposal transaction.

For the year ended December 31, 2004, the gain on the sale of The Essex on Lake Merritt apartment community was $12.9 million, of which $5.0 million was deferred in 2004 and recognized in 2005 on the cost recovery method when the cash was received. The $5.0 million was deferred because it was due and payable to the Company only upon the sale of units following a condominium conversion. The sale transaction was included in continuing operations as we continued to manage the rented apartment units in the project during the conversion process.

For the year ended December 31, 2005, the gain on the sale of The Eastridge apartment community was $28.5 million. An additional $2.2 million was deferred as of December 31, 2006 and 2005. The $2.2 million was deferred because it was due and payable to the Company only upon the sale of units following a condominium conversion. This transaction was included in discontinued operations as we had no other ongoing involvement with the Property.

As of December 31, 2006, the City Heights apartment community was classified as held for sale, and the property was sold to a third-party for a gain during February 2007.

(b) Investments

The Company has investments in a number of affiliates, which are accounted for under the equity method. The affiliates own and operate apartment communities.

Essex Apartment Value Fund, L.P. ("Fund I"), is an investment fund organized by the Company in 2001 to add value through rental growth and asset appreciation, utilizing the Company's acquisition, development, redevelopment and asset management capabilities. Fund I was considered fully invested in 2003. An affiliate of the Company, Essex VFGP, L.P. ("VFGP"), is a 1% general partner and is a 20.4% limited partner. The Operating Partnership owns a 99% limited partnership interest in VFGP. Since its formation, Fund I acquired or developed ownership interests in 19 apartment communities, representing 5,406 apartment units.

In 2004, Fund I sold a recently developed property, Palermo apartments, to a third-party for $58.2 million. Fund I also entered into a purchase and sale agreement (the "Agreement") with a third-party for the sale of sixteen of its apartment communities, totaling 4,646 units, and with respect to Coronado at Newport North and South, both Fund I's and the Company's separate ownership interests, for a contract price of approximately $756.0 million. Pursuant to the Agreement, Fund I sold fourteen communities in 2004, including the Company's approximate 49.9% ownership interest in Coronado at Newport – North. The remaining two apartment communities under the Agreement closed in 2005. Coronado at Newport - South, a 715-unit apartment community in Newport Beach, California was sold in the first quarter of 2005 for $106.0 million and River Terrace, a newly developed 250-unit apartment community in Santa Clara was sold in the third quarter of 2005 for $63.0 million. The remaining asset in Fund I, the Irvine, California land parcel, was sold in the fourth quarter of 2005 for approximately $10.5 million. As of December 31, 2006, Fund I was in the process of liquidation.

The Fund I dispositions in 2004, combined with the sale of its 49.9% direct ownership interest in Coronado at Newport North, resulted in the Company recognizing equity income from investments of $38.8 million. The Company's share of the gain on the sale of real estate of $39.3 million was reduced by a $0.5 million non-cash loss on the early extinguishment of debt related to the write-off of unamortized loan fees. The Company's general partnership interest provides for "promote distributions" upon attainment of certain financial return benchmarks. During 2004, the Company recognized $18.3 million in promote income from Fund I which is recorded in management and other fees from affiliates in the accompanying consolidated statements of operations. The Fund I dispositions in 2005 resulted in the Company recognizing equity income from the gain on the sale of investments of $18.1 million, and $7.0 million in promote income. During 2006, the Company recorded an additional $1.2 million in promote income related to the dispositions of assets in 2005.

Essex Apartment Value Fund II, L.P. ("Fund II"), has eight institutional investors, including the Company, with combined partner equity commitments of $265.9 million. Essex has committed $75.0 million to Fund II, which represents a 28.2% interest as general partner and limited partner. Fund II expects to utilize leverage equal to approximately 65% of the estimated value of the underlying real estate. Fund II invests in apartment communities in the Company's targeted West Coast markets with an emphasis on investment opportunities in the Seattle metropolitan area and the San Francisco Bay Area. Subject to certain exceptions, Fund II has been Essex's primary investment vehicle during 2005 and 2006. As of October 2006, Fund II was fully invested and closed for any future acquisitions or development. As of December 31, 2006, Fund II owned 11 apartment communities and 3 development projects. No properties have been sold by Fund II. Consistent with Fund I, Essex records revenue for its asset management, property management, development and redevelopment services when earned, and promote income if Fund II exceeds certain financial return benchmarks.

In August 2005, the Company purchased 500,000 Series A Preferred shares in Multifamily Technology Solutions, Inc. ("MTS"). The Company owns less than 5% of the voting stock of MTS and therefore accounts for this investment on the cost method.

During 2006, the Company made contributions to two developments with joint venture partners totaling $7.5 million. One of the developments is located in San Francisco Bay Area and one of the developments is located in Southern California. As of December 31, 2006, both of these developments are still in the predevelopment stage.

	2006	2005
Investments in joint ventures accounted for under the equity method of accounting:		
Limited partnership interest of 20.4% and general partner interest of 1% in Essex Apartment Value Fund, L.P (Fund I)	$ -	$ 582
Limited partnership interest of 27.2% and general partner interest of 1% in Essex Apartment Value Fund II, L.P (Fund II)	45,598	19,340
Preferred limited partnership interest in Mountain Vista Apartments (A)	6,806	6,806
Development joint ventures	7,547	-
	59,951	26,728
Investments accounted for under the cost method of accounting:		
Series A Preferred Stock interest in Multifamily Technology Solutions, Inc.	500	500
Total investments	$ 60,451	$ 27,228

(A) The preferred limited partnership interest is held in an entity that includes an affiliate of The Marcus & Millichap Company ("TMMC"). TMMC's Chairman is also the Chairman of the Company.

The combined summarized financial information of investments in joint ventures, which are accounted for under the equity method, is as follows:

	December 31, 2006	December 31, 2005
Balance sheets:		
Real estate and real estate under development	$ 576,134	$ 431,655
Other assets	20,681	18,656
Total assets	$ 596,815	$ 450,311
Mortgage notes payable	$ 301,665	$ 268,325
Other liabilities	74,793	83,979
Partners' equity	220,357	98,007
Total liabilities and partners' equity	$ 596,815	$ 450,311
Company's share of equity	$ 59,951	$ 26,728

	Years ended December 31, 2006	2005	2004
Statements of operations:			
Property revenues	$ 43,031	$ 28,156	$ 54,522
Property operating expenses	(20,464)	(11,761)	(25,327)
Net operating income	22,567	16,395	29,195
Gain on the sale of real estate	-	41,985	141,739
Interest expense	(17,000)	(11,042)	(13,858)
Depreciation and amortization	(12,395)	(7,037)	(13,820)
Total net (loss) income	$ (6,828)	$ 40,301	$ 143,256
Company's share of net (loss) income	$ (1,503)	$ 18,553	$ 40,683

(c) Real Estate Under Development

The Company defines real estate under development activities as new properties that are being constructed, or are newly constructed and, in the case of development communities, are in a phase of lease-up and have not yet reached stabilized operations; or, in the case TRS development projects, have not yet been sold. As of December 31, 2006, the Company had two development project comprised of 513 units for an estimated cost of $167.3 million, of which $126.9 million remains to be expended. The Company has also incurred $0.7 million in costs related to a joint venture development with a third party.

The Company defines the predevelopment pipeline as new properties in negotiation or in the entitlement process with a high likelihood of becoming development activities. As of December 31, 2006, the Company had development communities aggregating 1,845 units that were classified as predevelopment projects. The estimated total cost of the predevelopment pipeline at December 31, 2006 is $557.0 million, of which $514.8 million remains to be expended.

The Company had four other development projects owned by TRS entities that are under development aggregating 120 units. The estimated total cost of the other development projects at December 31, 2006 is $42.0 million, of which $21.8 million remains to be expended.

(d) Depreciation

Beginning in 2003, the Company implemented an upgrade to its subsidiary ledger for accounting for fixed assets. The Company completed this system upgrade in the first quarter of 2004. In conjunction with this system upgrade, the Company determined that cumulative depreciation expense generated by consolidated or equity method rental properties was understated by approximately $2.1 million through December 31, 2003 and this amount was recorded during the quarter ended March 31, 2004.

(4) Notes Receivable and Other Receivables from Related Parties

Notes receivable and other receivables from related parties consist of the following as of December 31, 2006 and 2005:

	2006	2005
Related party receivables, unsecured:		
Loans to officers made prior to July 31, 2002, secured, bearing interest of 8%, due beginning April 2007	$ 375	$ 375
Other related party receivables, substantially due on demand	834	798
Total notes and other receivable from related parties	$ 1,209	$ 1,173

Other related party receivables consist primarily of accrued interest income on related party notes receivable from loans to officers, advances, and accrued management fees from joint venture investees. The Company's officers and directors do not have an economic interest in these joint venture investees.

(5) Notes and Other Receivables

Notes receivables, secured by real estate, and other receivables consist of the following as December 31, 2006 and 2005:

	2006	2005
Note receivable, secured, bearing interest at 12%, due June 2008	$ 2,193	$ 2,193
Note receivable, secured, bearing interest at LIBOR + 3.69%, due June 2009	7,309	-
Note receivable, secured, bearing interest at LIBOR + 4.65%, due June 2008	7,807	-
Other receivables	886	3,022
	$ 18,195	$ 5,215

Included in other receivables as of December 31, 2005, was an amount due from the Vista Pointe joint venture for $2,176. A cash distribution for the entire amount was received from escrow in July 2006.

(6) Related Party Transactions

The Company's Chairman, George Marcus, is also the Chairman of TMMC, which is a real estate brokerage firm. During the years ended December 31, 2006, 2005, and 2004, the Company paid brokerage commissions totaling $835, $0, and $350 to TMMC on the purchase and sales of real estate. The commissions are either capitalized as a cost of acquisition or are reflected as a reduction of the gain on sales of real estate in the accompanying consolidated statements of operations.

Management and other fees from affiliates includes management, promote, development and redevelopment fees totaling $5,030, $10,951, and $23,146 for the years ended December 31, 2006, 2005, and 2004, respectively.

During the fourth quarter of 2006, the Company bought the outstanding common stock of EMC from four officers of the Company for $260, which approximates the fair value of common stock. The Company has a 100% ownership in EMC as of December 31, 2006.

(7) Discontinued Operations

In the normal course of business, the Company will receive offers for sale of its properties, either solicited or unsolicited. For those offers that are accepted, the prospective buyer will usually require a due diligence period before consummation of the transaction. It is not unusual for matters to arise that result in the withdrawal or rejection of the offer during this process. Essex classifies real estate as "held for sale" when all criteria under SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144") have been met.

In June 2004, Golden Village RV Park, a property located in Hemet, California and acquired as part of the Sachs Portfolio, met the "held for sale" criteria under SFAS 144. Upon reclassification as held for sale at June 30, 2004, the Company presented Golden Village at its estimated fair value less disposal costs which resulted in an impairment charge of approximately $0.7 million. Such fair value was determined using the contractual sales price pursuant to the contract with the buyer of the property. In July 2004, the Company sold Golden Village for $6.7 million. No gain or loss was recognized on the sale, and the Company has recorded the impairment charge and the operations for Golden Village as part of discontinued operations in the accompanying consolidated statements of operations.

In January 2005, the Company sold four non-core assets that were acquired in conjunction with the Sachs Portfolio merger in 2002 for $14.9 million. The four non-core assets were: The Riviera Recreational Vehicle Park and a Manufactured Home Park, located in Las Vegas, Nevada, for which the Company had previously entered into master lease and option agreements with an unrelated entity; and two small office buildings, located in San Diego California, aggregating 7,200 square feet. The Company recorded a gain of $0.7 million on the sale of these assets. The Company has recorded the gain on sale and operations for these assets as part of discontinued operations in the accompanying consolidated statements of operations.

In June 2005, the Company sold Eastridge apartments, a 188-unit apartment community located in San Ramon, California for approximately $47.5 million. In conjunction with the sale, the Company deferred $2.2 million of the gain on the sale of Eastridge because Essex, through a TRS, originated a participating loan to the buyer in the amount of approximately $2.2 million, which allows the Company to financially participate in the buyer's condominium conversion plan. The gain on the sale of the Eastridge property net of the deferral of the $2.2 participating loan was $28.5 million. The Company has recorded the gain on sale and operations for Eastridge apartments as part of discontinued operations in the accompanying consolidated statements of operations.

In January 2006, the Company sold Vista Capri East and Casa Tierra apartment communities for approximately $7.0 million and in March 2006, the Company sold Diamond Valley, a Recreational Vehicle Park, for approximately S1.3 million. The total combined gain was $3.1 million. Company has recorded the gain on sale and operations for the three properties as part of discontinued operations in the accompanying consolidated statements of operations.

In June 2006, the unconsolidated joint venture property, Vista Pointe, a 286-unit apartment community located in Anaheim, California, was sold for approximately $46 million. The Company's share of the proceeds from the transaction totaled $19.3 million, resulting in an $8.8 million gain on the sale, and an additional $8.2 million for fees and a promote distribution. The Company has recorded the ground lease income and all related gains and fees from the Vista Pointe joint venture as part of discontinued operations in the accompanying consolidated statements of operations.

In December 2006, the Company sold Emerald Palms, a 152-unit apartment community located in San Diego for approximately $20.5 million, for a gain of approximately $6.7 million. The Company has recorded the gain on sale and operations for Emerald Palms apartments as part of discontinued operations in the accompanying consolidated statements of operations.

During 2006, the Company has sold 45 of 66 available condominiums at the Peregrine Point property. The Company recorded a gain of approximately $2.0 million net of taxes and expenses during 2006. The Company has recorded the gain on sale of condominiums and operations for Peregrine Point apartments as part of discontinued operations in the accompanying consolidated statements of operations.

As of December 31, 2006, City Heights apartments, a 687-unit community located in Los Angeles was classified as held for sale, and was sold to a third-party during February 2007. The Company has recorded the operations for City Heights apartments as part of discontinued operations in the accompanying consolidated statements of operations.

The components of discontinued operations are outlined below and include the results of operations for the respective periods that the Company owned such assets, as described above.

	2006	2005	2004
Rental revenues	$ 11,261	$ 13,531	$ 14,484
Interest and other income	41	1,231	1,911
Equity income co-investments	238	477	547
Revenues	11,540	15,239	16,942
Property operating expenses	(4,223)	(4,927)	(5,369)
Interest expense	(2,314)	(2,830)	(2,314)
Depreciation and amortization	(2,889)	(3,301)	(4,342)
Minority interests	(850)	(594)	719
Expenses	(10,276)	(11,652)	(11,306)
Income from real estate sold	1,264	3,587	5,636
Gain on sale of real estate	20,505	29,219	-
Promote interest and fees	8,221	-	-
Minority interests	(2,579)	(2,741)	-
	26,147	26,478	-
Impairment loss	-	-	(718)
Income from discontinued operations	$ 27,411	$ 30,065	$ 4,918

(8) Mortgage Notes Payable and Exchangeable Bonds

Mortgage notes payable and exchangeable bonds consist of the following as of December 31, 2006 and 2005:

	2006	2005
Mortgage notes payable to a pension fund, secured by deeds of trust, bearing interest at rates ranging from 6.62% to 8.18%, interest only payments due monthly for periods ranging from October 2001 through November 2004, principal and interest payments due monthly thereafter, and maturity dates ranging from October 2008 through October 2010. Under certain conditions a portion of these loans can be converted to an unsecured note payable. Three loans are cross-collateralized by a total of 13 properties	$ 228,663	$ 232,197
Mortgage notes payable, secured by deeds of trust, bearing interest at ranges ranging from 4.14% to 7.90%, principal and interest payments due monthly, and maturity dates ranging from June 2007 through August 2015	645,702	653,146
Mortgage notes payable - held for sale, secured by deed of trust, bearing interest at 6.90%, principal and interest payments due monthly, and maturity date of January 2008. Repaid in February 2007	32,850	32,850
Multifamily housing mortgage revenue bonds secured by deeds of trust on rental properties and guaranteed by collateral pledge agreements, payable monthly at a variable rate as defined in the Loan Agreement (approximately 4.60% at December 2006 and 3.20% at December 2005), plus credit enhancement and underwriting fees ranging from approximately 1.2% to 1.9%. The bonds are convertible to a fixed rate at the Company's option. Among the terms imposed on the properties, which are security for the bonds, is a requirement that 20% of the units are subject to tenant income criteria. Principal balances are due in full at various maturity dates from July 2020 through March 2034. These bonds are subject to various interest rate cap agreements which limit the maximum interest rate with respect to such bonds	186,339	186,725
Exchangeable bonds, unsecured obligations of the Operating Partnership and guaranteed by the Company, bearing interest at 3.625% per year, payable November 1 and May 1 of each year, beginning May 1, 2006 which mature on November 1, 2025. The bonds are exchangeable at the option of the holder into cash and, in certain circumstances at Essex's option, shares of the Company's common stock at an initial exchange price of $103.25 per share subject to certain adjustments. These bonds will also be exchangeable prior to November 1, 2020 under certain circumstances. The bonds are redeemable at the Company's option for cash at any time on or after November 4, 2010 and are subject to repurchase for cash at the option of the holder on November 1st in years 2010, 2015, and 2020 or upon the occurrence of certain events	225,000	225,000
	$ 1,318,554	$ 1,329,918

The aggregate scheduled principal payments of mortgage notes payable and exchangeable bonds are as follows:

2007	$ 69,108
2008	179,494
2009	24,587
2010	156,875
2011	155,528
Thereafter	732,962
	$ 1,318,554

Repayment of debt before the scheduled maturity date could result in prepayment penalties.

(9) Lines of Credit

The Company has two outstanding lines of credit in the aggregate committed amount of $300 million. In March 2006, the Company renegotiated its revolving line of credit to increase the maximum principal amount to $200 million from $185 million. Additionally, the maturity date was extended from April 2007 to March 2009, with an option for a one-year extension, and the underlying rate, based on a tiered rate structure tied to the Company's corporate ratings, was reduced to LIBOR plus 0.8% from LIBOR plus 1.0%. The balance on this line of credit was $0 as of December 31, 2006 and 2005. We also have a $100 million credit facility from Freddie Mac, which is secured by eight of Essex's apartment communities. As of December 31, 2006 and 2005, we had $93.0 and $25.0 million outstanding under this line of credit, respectively, which yielded an average interest rate of 6.2% and 3.6% as of December 31, 2006 and 2005, respectively, and matures in January 2009. The underlying interest rate on this line is between 55 and 59 and basis points over the Freddie Mac Reference Rate. The credit agreements contain debt covenants related to limitations on indebtedness and liabilities, maintenance of minimum levels of consolidated earnings before depreciation, interest and amortization and maintenance of minimum tangible net worth. The Company was in compliance with the line of credit covenants as of December 31, 2006 and 2005.

(10) Derivative Instruments and Hedging Activities

As of December 31, 2006 the Company had entered into nine forward-starting interest rate swaps totaling a notional amount of $450 million with interest rates ranging from 4.9% to 5.9% and settlements dates ranging from April 2007 to July 2011. The Company entered into two forward-starting swap contracts during 2005 for a notional amount of $100 million, and seven forward-starting swap contracts during 2006 for a notional amount of $350 million. These derivatives qualify for hedge accounting and will economically hedge the cash flows associated with the refinancing of debt that matures between April 2007 and July 2011. The fair value of the derivatives decreased $2.9 million during the year ended December 31, 2006, and the fair value of the derivatives increased $660 for the year ended December 31, 2005. The changes in the fair values of the derivatives are reflected in accumulated other comprehensive (loss) income in the Company's consolidated financial statements. No hedge ineffectiveness on cash flow hedges was recognized during the year ended December 31, 2006 and 2005.

(11) Lease Agreements

During the fourth quarter of 2003, the Company entered into lease and purchase option agreements with unrelated third parties related to its five recreational vehicle ("RV") parks that were comprised of 1,717 spaces, and two manufactured housing communities that contain 607 sites. At the time of agreement, the unrelated third parties had an option to purchase the assets in approximately four years for approximately $41.7 million – a 5% premium to the gross book value of the assets. The Company received $0.5 million as consideration for entering into the option agreement and a non-refundable upfront payment of $4.0 million, which was recorded as deferred revenue and has been amortized into income over the five year lease term. Under the lease agreements, Essex receives fixed monthly lease payments and passes through all executory costs such as property taxes. In July 2004, the Company sold Golden Village RV Park and in January 2005, the Company sold Riviera RV Resort and Riviera Mobile Home Park. As of December 31, 2006, the Company still owns two RV parks totaling 338 spaces, and one manufactured housing community that contains 157 sites.

The Company is a lessor under a land lease associated with a property located in Southern California. The land lease entitles the Company to receive fixed annual land lease payments totaling a minimum of $477 over a thirty-four year term ended 2034. The Company is also a lessor of an office building located in Southern California. The tenants' lease terms expire at various times through 2009 with average annual lease payments of approximately $1.3 million. The future minimum non-cancelable base rent to be received under these operating leases for each of the years ending after December 31, 2006 are summarized as follows:

		Future Minimum Rent
2007	$	2,537
2008		2,275
2009		1,330
2010		901
2011		564
2012 and thereafter		628
	$	8,235

The carrying value of the rental properties subject to these long-term leases as of December 31, 2006 and 2005 is $32,625 and $34,957, respectively.

The Company is also a lessee of an office building located in Palo Alto next to the Company's headquarters. The lease term expires on September 30, 2009, with average annual lease payments of approximately $0.2 million.

(12) Equity Transactions

As of December 31, 2006, the Company, either directly or through the Operating Partnership, has the following cumulative preferred securities outstanding:

Description	Issue Date		Liquidation Preference
7.875% Series B	February 1998	1,200,000 units	$ 60,000
7.875% Series B	April 1998	400,000 units	$ 20,000
7.875% Series D	July 1999	2,000,000 units	$ 50,000
7.8125% Series F	September 2003	1,000,000 shares	$ 25,000
4.875% Series G	July 2006	5,980,000 shares	$ 149,500

Dividends on the securities are payable quarterly. The holders of the securities have limited voting rights if the required dividends are in arrears. The Series B and D preferred units represent preferred interests issued by the Operating Partnership and are included in minority interests in the accompanying consolidated balance sheets. The preferred units can be exchanged for Series B and D preferred stock of the Company under limited conditions.

In September 2003, the Company issued 1,000,000 shares of its Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Stock") at a fixed price of $24.664 per share, a discount from the $25.00 per share liquidation value of the shares. The shares pay quarterly distributions at an annualized rate of 7.8125% per year of the liquidation value and are redeemable by the Company on or after September 23, 2008. The shares were issued pursuant to the Company's existing shelf registration statement. The Company used the net proceeds from this sale of Series F Preferred Stock to redeem all of the 9.125% Series C Cumulative Redeemable Preferred Units (the "Series C Preferred Units") of Essex Portfolio, L.P., of which the Company is the general partner.

In January 2004, the Operating Partnership restructured its previously issued $50,000, 9.30% Series D Cumulative Redeemable Preferred Units ("Series D Units"), and its previously issued $80,000, 7.875% Series B Cumulative Redeemable Preferred Units ("Series B Units"). The existing distribution rate of 9.30% of the Series D Units continued until July 27, 2004 – the end of the non-call period. Effective July 28, 2004, the distribution rate on the Series D Units was reduced to 7.875%. The date that the Series D Units can first be redeemed at the Company's option was extended by six years to July 28, 2010. The date that the Series B Units can first be redeemed at the Company's option was extended from February 6, 2003 to December 31, 2009.

During the third quarter of 2006, the Company sold 5,980,000 shares of 4.875% Series G Cumulative Convertible Preferred Stock for gross proceeds of $149.5 million. Holders may convert Series G Preferred Stock into shares of the Company's common stock subject to certain conditions. The conversion rate will initially be .1830 shares of common stock per the $25 share liquidation preference, which is equivalent to an initial conversion price of approximately $136.62 per share of common stock (the conversion rate will be subject to adjustment upon the occurrence of specified events). On or after July 31, 2011, the Company may, under certain circumstances, cause some or all of the Series G Preferred Stock to be converted into that number of shares of common stock at the then prevailing conversion rate.

Additional Significant Equity Transactions

In August 2004, the Company acquired Vista Belvedere, a 76-unit apartment community located in the Marin County in the town of Tiburon, California. Essex acquired the apartment community in an UpREIT structured transaction for an agreed upon value of approximately $17.1 million. The Company issued 73,088 limited operating partnership units to the prior owner and during the close of escrow the Company paid-off the existing debt on the property.

In October 2006, the Company acquired Belmont Terrace, a 71-unit community located in Belmont, California. Essex acquired the apartment community in an UpREIT structured transaction for an agreed upon value of approximately $14.7 million. The Company issued 72,685 limited operating partnership units to the prior owners and during the close of escrow the Company paid-off the existing debt on the property.

During 2006, the Company issued and sold approximately 427,700 shares of common stock for $48.3 million, net of fees and commissions under its Controlled Equity Offering program. Under this program, the Company may from time to time sell shares of common stock into the existing trading market at current market prices, and the Company used the net proceeds from such sales to primarily fund the development and redevelopment pipelines.

(13) Net Income Per Common Share

Basic and diluted income from continuing operations per share are calculated as follows for the years ended December 31:

	2006			2005			2004		
	Income	Weighted-average Common Shares	Per Common Share Amount	Income	Weighted-average Common Shares	Per Common Share Amount	Income	Weighted-average Common Shares	Per Common Share Amount
Basic:									
Income from continuing operations available to common stockholders....	$ 30,192	23,081,682	$ 1.31	$ 47,698	23,038,561	$ 2.08	$ 72,823	22,921,225	$ 3.18
Income from discontinued operations..	27,411	23,081,682	1.19	30,065	23,038,561	1.30	4,918	22,921,225	0.21
	57,603		2.50	77,763		3.38	77,741		3.39
Effect of Dilutive Securities (1).........	-	469,360		-	349,942		-	235,076	
Diluted:									
Income from continuing operations available to common stockholders....	30,192	23,551,042	1.28	47,698	23,388,503	2.03	72,823	23,156,301	3.15
Income from discontinued operations..	27,411	23,551,042	1.17	30,065	23,388,503	1.29	4,918	23,156,301	0.21
	$ 57,603		$ 2.45	$ 77,763		$ 3.32	$ 77,741		$ 3.36

(1) Weighted convertible limited partnership units of 2,294,591, 2,305,134, and 2,333,935 for the years ended December 31, 2006, 2005, and 2004, respectively, and Series Z incentive units of 184,142 for the year ended December 31 2006, were not included in the determination of diluted EPS because they were anti-dilutive. The Company has the ability and intent to redeem Down REIT Limited Partnership units for cash and does not consider them to be common stock equivalents.

On or after November 1, 2020, the holders of the $225 million exchangeable notes may exchange, at the then applicable exchange rate, the notes for cash and, at Essex's option, a portion of the notes may be exchanged for Essex common stock; the current exchange rate is $103.25 per share of Essex common stock. The exchangeable notes will also be exchangeable prior to November 1, 2020, but only upon the occurrence of certain specified events. During 2006, the weighted average common stock price exceeded the $103.25 strike price and therefore common stock issuable upon exchange of the exchangeable notes was included in the diluted share count. The treasury method was used to determine the shares to be added to the denominator for the calculation of earnings per diluted share.

Stock options of 1,014, 22,229, and 29,500 for 2006, 2005, 2004, respectively, are not included in the diluted earnings per share calculation because the exercise price of the options was greater than the average market price of the common shares for the three and nine months ended and, therefore, were anti-dilutive.

5,980,000 shares of cumulative convertible preferred stock Series G has been excluded from diluted earnings per share for 2006 as the effect was anti-dilutive.

(14) Stock Based Compensation Plans

The Essex Property Trust, Inc. 2004 Stock Incentive Plan provides incentives to attract and retain officers, directors and key employees. The Stock Incentive Plan provides for the grants of options to purchase a specified number of shares of common stock or grants of restricted shares of common stock. Under the Stock Incentive Plan, the total number of shares available for grant is approximately 1,200,000. The 2004 Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee is comprised of independent directors. The Compensation Committee is authorized to establish the exercise price; however, the exercise price cannot be less than 100% of the fair market value of the common stock on the grant date. The Company's options have a life of ten years. Option grants for officers and employees fully vest between one year and five years after the grant date.

Stock-based compensation expense for options and under the fair value method totaled approximately $1.1 million, $0.8 million and $0.6 million, for the years ended December 31, 2006, 2005 and 2004, respectively. Stock-based compensation capitalized for options totaled approximately $0.2 for the year ended December 31, 2006 and $0.0 for the years ended December 31, 2005 and 2004, respectively. The intrinsic value of the options exercised totaled $6.0 million, $4.1 million, and $4.2 million, for the years ended December 31, 2006, 2005, and 2004, respectively. The intrinsic value of the options outstanding and fully vested totaled $14.3 million, $10.8 million, and $11.5 million, for the years ended December 31, 2006, 2005, and 2004, respectively. Total unrecognized compensation cost related to unvested share-based compensation granted under the stock option plans totaled $2.0 million as of December 31, 2006. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 3 to 5 years for the stock option plans.

A summary of the status of the Company's stock option plans as of December 31, 2006, 2005, and 2004 and changes during the years ended on those dates is presented below:

	2006			2005			2004		
	Shares		Weighted-average exercise price	Shares		Weighted-average exercise price	Shares		Weighted-average exercise price
Outstanding at beginning of year	530,375	$	57.73	463,376	$	47.07	590,231	$	42.93
Granted	170,350		106.63	188,800		78.01	49,500		74.10
Exercised	(90,633)		47.57	(103,201)		43.47	(142,835)		38.71
Forfeited and canceled	(39,550)		80.85	(18,600)		76.70	(33,520)		49.72
Outstanding at end of year	570,542		72.60	530,375		57.73	463,376		47.07
Options exercisable at year end	272,074		52.42	248,015		43.77	267,366		40.58

The following table summarizes information about stock options outstanding as of December 31, 2006:

	Options outstanding				Options exercisable		
Range of exercise prices	Number outstanding as of December 31, 2006	Weighted-average remaining contractual life		Weighted-average exercise price	Number exercisable as of December 31, 2006		Weighted-average exercise price
$13.26-26.52	600	0.1 years	$	19.08	600	$	19.08
26.52-39.79	78,508	1.9 years		32.67	78,508		32.67
39.78-53.05	113,300	4.8 years		49.06	90,260		49.01
53.05-66.31	48,772	6.7 years		58.96	41,832		59.69
66.31-79.57	106,328	8.1 years		75.68	45,745		76.75
79.57-92.83	62,184	8.5 years		83.24	15,129		82.97
92.83-106.10	42,600	9.2 years		102.48	-		-
106.10-119.36	111,750	9.4 years		107.31	-		-
119.36-132.62	6,500	9.9 years		128.02	-		-
	570,542	6.9 years		72.60	272,074		52.42

Stock-based compensation expense for Z and Z-1 Units, (collectively, "Z Units") under the fair value method totaled approximately $1.3 million, $1.6 million and $0.2 million, for the years ended December 31, 2006, 2005 and 2004, respectively. Stock-based compensation capitalized for Z Units totaled approximately $0.3 million, $0.2 million and $0.3 million, for the years ended December 31, 2006, 2005 and 2004, respectively. The intrinsic value of the Z Units subject to conversion totaled $13.4 million as of December 31, 2006. Total unrecognized compensation cost related Z Units subject to conversion in the future granted under the Z Units plans totaled $9.3 million as of December 31, 2006. The unamortized cost is expected to be recognized over the next 4 to 12 years subject to the achievement of the stated performance criteria.

The issuance of Z Units is administered by the Compensation Committee which has the authority to select participants and determine the awards to be made up to a maximum of 600,000 Z Units. The conversion ratchet (accounted for as vesting) of the Z Units into common units, will increase by up to 10% (up to 20% in certain circumstances following their initial issuance) effective January 1of each year for each participating executive who remains employed by the Company if the Company has met a specified "funds from operations" per share target, or such other target as the Compensation Committee deems appropriate, for the prior year, up to a maximum conversion ratchet of 100%. The Operating Partnership has the option to redeem Z Units held by any executive whose employment has been terminated with either common units of the Operating Partnership or shares of the Company's common stock based on the then-effective conversion ratchet.

During 2001, the Operating Partnership issued 200,000 Series Z Incentive Units of limited partner interest to eleven senior executives of the Company in exchange for a capital commitment of $1.00 per Series Z Incentive Unit, for an aggregate offering price of $200. The 2001 Z Unit grant had conversion ratchet of 35, 45, and 55 percent as of January 1, 2004, 2005, and 2006 respectively.

During 2004, the Operating Partnership issued 95,953 Series Z-1 Incentive Units of limited partner interest to fourteen senior executives of the Company in exchange for cash or a capital commitment of $1.00 per Series Z-1 Incentive Unit, for an aggregate offering price of $96. The 2004 Z Unit grant had a conversion ratchet of 20 percent upon issuance, and 30 and 40 percent as of January 1, 2005 and 2006, respectively. In 2005 an additional 27,000 Z-1 Units were granted to two senior executives pursuant to the 2004 grant terms with a 20 percent conversion ratio at issuance, and 30 percent conversion ratchet as of January 1, 2006.

During 2005, the Operating Partnership issued 89,999 Series Z-1 Incentive Units of limited partner interest to fourteen senior executives of the Company in exchange for cash or a capital commitment of $1.00 per Series Z-1 Incentive Unit, for an aggregate offering price of $90. The 2005 Z-1 Unit grant had a conversion ratchet of 20 percent as of January 1, 2006.

(15) Shareholder Rights Plan

On November 12, 1998, the Company's Board of Directors adopted a Stockholder Rights Plan. A dividend of one right (a Right) per share of common stock was distributed to stockholders of record on November 21, 1998. Each Right, expiring November 11, 2008, represents a right to buy from the Company 1/100th of a share of Series A junior participating preferred stock at a price of $99.13 per Right.

Generally the Rights will not be exercisable unless a person or group acquires 15% or more, or announces an offer that could result in acquiring 15% or more, of the Company's common stock unless such person is or becomes the beneficial owner of 15% or more of the Company's outstanding common stock and had a contractual right or the approval of the Company's Board of Directors, provided that such percentage shall not be greater than 19.9%. Following an acquisition of 15% or more of the Company's common stock, each Right holder, except the 15% or more shareholder, has the right to receive, upon exercise, shares of common stock valued at twice the then applicable exercise price of the Right, unless the 15% or more shareholder has offered to acquire all of the outstanding shares of the Company under terms that a majority of the independent directors of the Company have determined to be fair and in the best interest of the Company and its shareholders.

Similarly, unless certain conditions are met, if the Company engages in a merger or other business combination following a stock acquisition where it does not survive or survives with a change or exchange of its common stock or if 50% or more of its assets, earning power or cash flow is sold or transferred, the Rights will become exercisable for shares of the acquirer's stock having a value of twice the exercise price.

Generally, Rights may be redeemed for $0.01 each (in cash, common stock or other consideration the Company deems appropriate) until the tenth day following a public announcement that a 15% or greater position has been acquired of the Company's stock.

(16) Segment Information

In accordance with FASB No. 131, "*Disclosures about Segments of an Enterprise and Related Information*" the Company defines its reportable operating segments as the three geographical regions in which its properties are located: Southern California, Northern California and Seattle Metro. Excluded from segment revenues are properties outside of these regions including properties in Portland, Oregon and Houston, Texas, management and other fees from affiliates, and interest and other income. Non-segment revenues and net operating income included in the following schedule also consist of revenue generated from commercial properties, recreational vehicle parks, and manufactured housing communities. Other non-segment assets include investments, real estate under development, cash, notes receivable, other assets and deferred charges. The 2005 and 2004 operations and assets for the properties held in the Portland, Oregon have been reclassified from the Seattle/Pacific Northwest region to the other non-segment areas for comparison to the current segment presentation.

The revenues, net operating income, and assets for each of the reportable operating segments are summarized as follows for the years ended and as of December 31, 2006, 2005, and 2004:

	Years Ended December 31,		
	2006	2005	2004
Revenues:			
Southern California	$ 198,916	$ 181,048	$ 158,876
Northern California	75,624	67,099	58,328
Seattle Metro	55,721	50,936	43,326
Other Regions	12,783	11,887	13,640
Total property revenues	$ 343,044	$ 310,970	$ 274,170
Net operating income:			
Southern California	$ 135,897	$ 122,458	$ 106,399
Northern California	49,907	44,528	38,771
Seattle Metro	35,138	31,792	26,681
Other Regions	4,319	4,482	5,618
Total net operating income	225,261	203,260	177,469
Depreciation and amortization:			
Southern California	(43,017)	(39,219)	(36,666)
Northern California	(17,568)	(15,984)	(15,507)
Seattle Metro	(13,170)	(12,343)	(8,400)
Other Regions	(6,392)	(9,302)	(8,036)
	(80,147)	(76,848)	(68,609)
Interest:			
Southern California	(26,432)	(27,690)	(23,749)
Northern California	(18,295)	(17,201)	(15,065)
Seattle Metro	(6,904)	(6,508)	(5,718)
Other Regions	(21,267)	(19,385)	(16,177)
	(72,898)	(70,784)	(60,709)
Amortization of deferred financing costs	(2,743)	(1,947)	(1,560)
General and administrative	(22,235)	(19,148)	(18,042)
Other expenses	(1,770)	(5,827)	-
Management and other fees from affiliates	5,030	10,951	23,146
Gain on sale or real estate	-	6,391	7,909
Interest and other income	6,176	8,524	3,077
Equity income in co-investments	(1,503)	18,553	40,683
Minority interests	(19,309)	(20,936)	(28,332)
Income tax provision	(525)	(2,538)	(257)
Income from continuing operations	$ 35,337	$ 49,651	$ 74,775
Assets:			
Southern California	$ 1,244,037	$ 1,169,192	
Northern California	565,405	456,093	
Pacific Northwest	317,848	315,327	
Other areas	76,882	101,977	
Net real estate assets	2,204,172	2,042,589	
Nonsegment assets	281,668	196,701	
Total assets	$ 2,485,840	$ 2,239,290	

(17) 401(k) Plan

The Company has a 401(k) benefit plan (the Plan) for all full-time employees who have completed six months of service. Employees may contribute up to 23% of their compensation, limited by the maximum allowed under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions for non-highly compensated personnel, up to 50% of their contribution up to a specified maximum. Company contributions to the Plan were approximately $226, $98, and $93 for the years ended December 31, 2006, 2005, and 2004.

(18) Fair Value of Financial Instruments

Management believes that the carrying amounts of its variable rate mortgage notes payable, lines of credit, notes receivable from investees and other related parties and notes and other receivables approximate fair value as of December 31, 2006 and 2005, because interest rates, yields and other terms for these instruments are consistent with yields and other terms currently available to the Company for similar instruments. Management has estimated that the fair value of the Company's $1.13 billion of fixed rate mortgage notes payable and exchangeable bonds at December 31, 2006 are approximately $1.22 billion based on the terms of existing mortgage notes payable compared to those available in the marketplace. At December 31, 2005, the Company's fixed rate mortgage notes payable of $1.14 billion had an approximate market value of $1.18 billion. Management believes that the carrying amounts of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, other liabilities and dividends payable approximate fair value as of December 31, 2006 and 2005 due to the short-term maturity of these instruments.

(19) Commitments and Contingencies

At December 31, 2006 we had five non-cancelable ground leases for certain apartment communities and buildings that expire between 2027 and 2080. Land lease payments are typically the greater of a stated minimum or a percentage of gross rents generated by these apartment communities. Total lease commitments, under land leases and operating leases, are approximately $1.6 million per year.

The Company has a performance guarantee with a commercial bank related to the Northwest Gateway development.

To the extent that an environmental matter arises or is identified in the future that has other than a remote risk, as defined in SFAS 5, of having a material impact on the financial statements, the Company will disclose the estimated range of possible outcomes, and, if an outcome is probable, accrue appropriate liability for remediation and other potential liability. The Company will consider whether such occurrence results in an impairment of value on the affected property and, if so, accrue an appropriate reserve for impairment.

Except with respect to three Properties, the Company has no indemnification agreements from third parties for potential environmental clean-up costs at its Properties. The Company has no way of determining at this time the magnitude of any potential liability to which it may be subject arising out of unknown environmental conditions or violations with respect to the properties formerly owned by the Company. No assurance can be given that existing environmental studies with respect to any of the Properties reveal all environmental liabilities, that any prior owner or operator of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Properties. The Company has limited insurance coverage for the types of environmental liabilities described above.

The Company may enter into transactions that could require us to pay the tax liabilities of the partners in the Operating Partnership or in the Down REIT entities, which are within our control. Although the Company plans to hold the contributed assets or defer recognition of gain on their sale pursuant to like-kind exchange rules under Section 1031 of the Internal Revenue Code we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they may to have a material impact on our financial position.

In April 2004, an employee lawsuit was filed against the Company in the California Superior Court in the County of Alameda. In this lawsuit, two former Company maintenance employees sought unpaid wages, associated penalties and attorneys' fees on behalf of a putative class of the Company's current and former maintenance employees who were required to wear a pager while they were on call during evening and weekend hours. In June 2005, the Company settled the lawsuit for $1.5 million.

Recently there has been an increasing number of lawsuits against owners and managers of apartment communities alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. The Company has been sued for mold related matters and has settled some, but not all, of such matters. Insurance carriers have reacted to mold related liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. The Company has, however, purchased pollution liability insurance, which includes some coverage for mold. The Company has adopted programs designed to manage the existence of mold in its properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or property. Liabilities resulting from such mold related matters and the costs of carrying insurance to address potential mold related claims may also be substantial.

The Company carries comprehensive liability, fire, extended coverage and rental loss insurance for each of the Properties. There are, however, certain types of extraordinary losses, such as, for example, losses for terrorism or earthquake, for which the Company does not have insurance coverage. Substantially all of the Properties are located in areas that are subject to earthquake activity.

The Company is subject to various other lawsuits in the normal course of its business operations. Such lawsuits could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

(20) Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for 2006 and 2005:

	Quarter ended December 31[1]	Quarter ended September 30[1]	Quarter ended June 30[1]	Quarter ended March 31[1]
2006:				
Total property revenues	$ 90,244	$ 86,850	$ 83,717	$ 82,233
Income before discontinued operations	$ 10,549	$ 11,132	$ 6,618	$ 7,038
Net income	$ 17,437	$ 12,477	$ 22,512	$ 10,322
Net income available to common stockholders	$ 15,060	$ 10,686	$ 22,023	$ 9,834
Per share data:				
Net income:				
Basic	$ 0.64	$ 0.46	$ 0.96	$ 0.43
Diluted	$ 0.63	$ 0.45	$ 0.95	$ 0.43
Market price:				
High	$ 133.99	$ 128.57	$ 111.90	$ 111.10
Low	$ 119.76	$ 111.54	$ 100.90	$ 92.10
Close	$ 129.25	$ 121.40	$ 111.66	$ 108.73
Dividends declared	$ 0.84	$ 0.84	$ 0.84	$ 0.84
2005:				
Total property revenues	$ 80,281	$ 78,791	$ 76,617	$ 75,281
Income before discontinued operations	$ 4,765	$ 8,364	$ 12,149	$ 24,373
Net income	$ 5,213	$ 8,747	$ 38,878	$ 26,878
Net income available to common stockholders	$ 4,725	$ 8,259	$ 38,390	$ 26,389
Per share data:				
Net income:				
Basic	$ 0.21	$ 0.36	$ 1.66	$ 1.15
Diluted	$ 0.20	$ 0.35	$ 1.64	$ 1.13
Market price:				
High	$ 93.44	$ 93.14	$ 86.13	$ 84.32
Low	$ 80.35	$ 82.86	$ 68.50	$ 68.56
Close	$ 92.20	$ 90.00	$ 83.06	$ 69.10
Dividends declared	$ 0.81	$ 0.81	$ 0.81	$ 0.81

(1) Net earnings from discontinued operations have been reclassified for all periods presented.

(21) Subsequent Events

In January 2007, the Company purchased 14.2 acres improved with four commercial buildings consisting of 262,000 net rentable square feet located in San Jose, California. The buildings are subject to a two-year lease with two, six-month lease option extensions with the previous owner. The City of San Jose has approved a General Plan Amendment to accommodate a multifamily housing development with density ranging from 55 to 90 units per acre. The Company will continue to pursue the design and entitlement process during the leaseback period.

During February 2007, City Heights, a 687-unit community located in Los Angeles which was classified as held for sale as of December 31, 2006, was sold to a third party for $120 million, which resulted in a gain. All related mortgage debt was paid-off upon the close of escrow. The Company acquired City Heights in January 2001 and owned the land and leased the improvements on the land to an unrelated party. The land lease provided for a base annualized lease payment over the 34-year term, and the Company earned management and other fees and received a residual interest in the appreciation of the land.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Financial Statement Schedule III
Real Estate and Accumulated Depreciation
December 31, 2006
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial cost: Land	Initial cost: Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period: Land and improvements	Gross amount carried at close of period: Buildings and improvements	Gross amount carried at close of period: Total[1]	Accumulated depreciation	Date of construction	Date acquired	Lives (years)
Encumbered apartment communities													
Foothill Commons	360	Bellevue, WA	$	$ 2,435	$ 9,821	$ 4,420	$ 2,440	$ 14,236	$ 16,676	$ 8,638	1978	03/90	3-30
Montclaire (Oak Pointe)	390	Sunnyvale, CA		4,842	19,776	9,694	4,847	29,465	34,312	16,851	1973	12/88	3-30
Palisades, The	192	Bellevue, WA		1,560	6,242	8,183	1,565	14,420	15,985	5,615	1969/1977[2]	05/90	3-30
Pathways	296	Long Beach, CA		4,083	16,757	9,859	6,239	24,461	30,699	11,971	1975	02/91	3-30
Stevenson Place (The Apple)	200	Fremont, CA		996	5,582	6,924	1,001	12,501	13,502	8,327	1971	04/83	3-30
Summerhill Commons	184	Newark, CA		1,608	7,582	4,722	1,525	12,387	13,912	6,503	1987	07/87	3-30
Summerhill Park	100	Sunnyvale, CA		2,654	4,918	973	2,656	5,889	8,545	3,735	1988	09/88	3-30
Woodland Commons	236	Bellevue, WA		2,040	8,727	2,872	2,044	11,595	13,639	6,739	1978	03/90	3-30
			91,935	20,218	79,405	47,648	22,317	124,954	147,271	68,379			
Fountain Court	320	Seattle, WA		6,702	27,306	1,103	6,985	28,126	35,111	6,587	2000	03/00	3-30
Hillcrest Park (Mirabella)	608	Newbury Park, CA		15,318	40,601	11,890	15,755	52,054	67,809	14,736	1973	03/98	3-30
Hillsborough Park	235	La Habra, CA		6,291	15,455	683	6,272	16,157	22,429	4,087	1999	09/99	3-30
			77,797	28,311	83,362	13,676	29,012	96,337	125,349	25,410			
Bel Air (The Shores)	462	San Ramon, CA		12,105	18,252	18,151	12,682	35,826	48,508	11,080	1988	01/97	3-30
Waterford, The	238	San Jose, CA		11,808	24,500	10,589	15,165	31,732	46,897	6,451	2000	06/00	3-30
			58,931	23,913	42,752	28,740	27,847	67,558	95,405	17,531			
Bonita Cedars	120	Bonita, CA		2,496	9,913	863	2,503	10,769	13,272	1,544	1983	12/02	3-30
Bristol Commons	188	Sunnyvale, CA		5,278	11,853	2,080	5,293	13,918	19,211	5,286	1989	01/97	3-30
Castle Creek	216	Newcastle, WA		4,149	16,028	1,573	4,833	16,917	21,750	5,850	1997	12/97	3-30
Forest View	192	Renton, WA		3,731	14,530	399	3,731	14,929	18,660	1,670	1998	10/03	3-30
Mira Monte (Mira Woods)	355	Mira Mesa, CA		7,165	28,459	6,099	7,186	34,536	41,723	4,527	1982	12/02	3-30
Mission Hills	282	Oceanside, CA		10,099	38,778	1,107	10,167	39,817	49,984	2,178	1984	7/05	3-30
Walnut Heights	163	Walnut, CA		4,858	19,168	983	4,887	20,122	25,009	2,188	1964	10/03	3-30
Windsor Ridge	216	Sunnyvale, CA		4,017	10,315	3,103	4,021	13,415	17,435	7,500	1989	03/89	3-30
			93,000	41,793	149,044	16,207	42,621	164,423	207,044	30,742			
Alpine Village	306	Alpine, CA	17,304	4,967	19,728	1,630	4,982	21,344	26,325	2,977	1971	12/02	3-30
Anchor Village	301	Mukilteo, WA	10,750	2,498	10,595	4,337	2,672	14,757	17,430	6,373	1981	01/97	3-30
Brighton Ridge	264	Renton, WA	16,246	2,623	10,800	2,119	2,656	12,886	15,542	5,405	1986	12/96	3-30
Brookside Oaks	170	Sunnyvale, CA	14,342	7,301	16,310	1,805	7,665	17,751	25,416	4,353	1973	06/00	3-30
Camarillo Oaks	564	Camarillo, CA	54,011	10,953	25,254	4,315	11,075	29,447	40,522	12,576	1985	07/96	3-30
Capri at Sunny Hills	100	Fullerton, CA	11,701	3,337	13,320	3,255	3,769	16,143	19,912	2,814	1961	09/01	3-30
Canyon Point	250	Bothell, WA	15,965	4,692	18,288	576	4,693	18,864	23,556	2,080	1990	10/03	3-30
Coral Gardens	200	El Cajon, CA	11,128	3,638	14,452	815	3,649	15,256	18,905	2,148	1976	12/02	3-30
Devonshire	276	Hemet, CA	11,266	3,470	13,786	1,286	3,482	15,060	18,542	2,241	1988	12/02	3-30
Emerald Ridge - North	180	Bellevue, WA	10,884	3,449	7,801	1,943	3,449	9,744	13,193	4,553	1987	11/94	3-30
Esplanade	278	San Jose, CA	39,569	18,170	40,086	2,071	18,425	41,902	60,327	3,044	2002	11/04	3-30
Evergreen Heights	200	Kirkland, WA	11,077	3,566	13,395	1,753	3,649	15,064	18,714	5,228	1990	06/97	3-30
Fairwood Pond	194	Renton, WA	14719.3	5,296	15,564	333	5,300	15,894	21,193	1,173	1997	10/04	3-30
Fountain Park	705	Playa Vista, CA	83,179	25,073	94,980	1,199	25,203	96,049	121,252	9,715	2002	02/04	3-30

(Continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2006
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial cost: Land	Initial cost: Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period: Land and improvements	Gross amount carried at close of period: Buildings and improvements	Total[1]	Accumulated depreciation	Date of construction	Date acquired	Lives (years)
Unencumbered apartment communities (continued)													
The Laurels	164	Mill Creek, WA		1,559	6,430	1,273	1,595	7,667	9,262	3,048	1981	12/96	3-30
The Marbella	60	Los Angeles, CA		2,826	11,269	91	2,871	11,315	14,186	477	1991	09/05	3-30
Tierra del Sol/Norte	156	El Cajon, CA		2,455	9,753	551	2,463	10,296	12,759	1,463	1969	12/02	3-30
Trabucco Villas	132	Lake Forest, CA		3,638	8,640	1,424	3,890	9,812	13,702	3,572	1985	10/97	3-30
Village @ Cascade	192	Vancouver, WA		2,103	8,753	802	2,154	9,504	11,658	3,187	1989	12/97	3-30
Vista Capri - North	106	San Diego, CA		1,663	6,609	445	1,668	7,049	8,717	941	1975	12/02	3-30
Wilshire Promenade	149	Fullerton, CA		3,118	7,385	4,933	3,797	11,639	15,436	4,052	1992	01/97	3-30
Woodlawn Colonial	159	Chula Vista, CA		2,344	9,311	883	2,351	10,187	12,538	1,508	1974	12/02	3-30
Woodside Village	145	Ventura, CA		5,331	21,036	922	5,342	21,946	27,289	1,456	1987	12/04	3-30
	23,749		1,147,396	523,992	1,779,688	316,940	546,305	2,074,315	2,620,620	457,131			
Other real estate assets													
Office Buildings													
17461 Derian		Irvine, CA	-	3,079	12,315	5,178	3,105	17,466	20,572	3,591	1983	07/00	3-30
925 East Meadow (9)		Palo Alto, CA	-	1,401	3,172	1,105	1,857	3,822	5,678	1,941	1988	11/97	3-30
22120 Clarendon (10)		Woodland Hills, CA	-	903	3,600	1,152	1,014	4,640	5,655	1,243	1982	03/01	3-30
Recreational vehicle parks													
Circle RV		El Cajon, CA	-	2,375	2,347	140	2,505	2,357	4,862	320	1977	12/02	3-30
Vacationer		El Cajon, CA	-	1,975	1,951	138	2,100	1,964	4,064	270	1973	12/02	3-30
Manufactured housing communities													
Green Valley		Vista, CA	6,308	3,750	3,710	275	3,993	3,742	7,735	519	1973	12/02	3-30
Total apartment communities and other real estate assets			$ 1,153,704	$ 537,475	$ 1,806,783	$ 324,928	$ 560,880	$ 2,108,307	$ 2,669,187	$ 465,015			

Property	Units	Location	Encumbrance	Initial cost: Land	Initial cost: Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period: Land and improvements	Gross amount carried at close of period: Buildings and improvements	Total[1]	Accumulated depreciation	Date of construction	Date acquired	Lives (years)
Apartment Communities - held for sale													
City Heights (11)	687	Los Angeles, CA	$ 32,850	$ 9,655	$ 37,078	$ 6,083	$ 9,901	$ 42,915	$ 52,816	$ 11,595	1968	12/00	3-30

(Continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Financial Statement Schedule III
Real Estate and Accumulated Depreciation
December 31, 2006
(Dollars in thousands)

				Initial cost		Costs capitalized	Gross amount carried at close of period						
Property	Units	Location	Encumbrance	Land	Buildings and improvements	subsequent to acquisition	Land and improvements	Buildings and improvements	Total[1]	Accumulated depreciation	Date of construction	Date acquired	Lives (years)
Encumbered apartment communities													
Foothill Commons	360	Bellevue, WA	$	$ 2,435	$ 9,821	$ 4,420	$ 2,440	$ 14,236	$ 16,676	$ 8,638	1978	03/90	3-30
Montclaire (Oak Pointe)	390	Sunnyvale, CA		4,842	19,776	9,694	4,847	29,465	34,312	16,851	1973	12/88	3-30
Palisades, The	192	Bellevue, WA		1,560	6,242	8,183	1,565	14,420	15,985	5,615	1969/1977[2]	05/90	3-30
Pathways	296	Long Beach, CA		4,083	16,757	9,859	6,239	24,461	30,699	11,971	1975	02/91	3-30
Stevenson Place (The Apple)	200	Fremont, CA		996	5,582	6,924	1,001	12,501	13,502	8,327	1971	04/83	3-30
Summerhill Commons	184	Newark, CA		1,608	7,582	4,722	1,525	12,387	13,912	6,503	1987	07/87	3-30
Summerhill Park	100	Sunnyvale, CA		2,654	4,918	973	2,656	5,889	8,545	3,735	1988	09/88	3-30
Woodland Commons	236	Bellevue, WA		2,040	8,727	2,872	2,044	11,595	13,639	6,739	1978	03/90	3-30
			91,935	20,218	79,405	47,648	22,317	124,954	147,271	68,379			
Fountain Court	320	Seattle, WA		6,702	27,306	1,103	6,985	28,126	35,111	6,587	2000	03/00	3-30
Hillcrest Park (Mirabella)	608	Newbury Park, CA		15,318	40,601	11,890	15,755	52,054	67,809	14,736	1973	03/98	3-30
Hillsborough Park	235	La Habra, CA		6,291	15,455	683	6,272	16,157	22,429	4,087	1999	09/99	3-30
			77,797	28,311	83,362	13,676	29,012	96,337	125,349	25,410			
Bel Air (The Shores)	462	San Ramon, CA		12,105	18,252	18,151	12,682	35,826	48,508	11,080	1988	01/97	3-30
Waterford, The	238	San Jose, CA		11,808	24,500	10,589	15,165	31,732	46,897	6,451	2000	06/00	3-30
			58,931	23,913	42,752	28,740	27,847	67,558	95,405	17,531			
Bonita Cedars	120	Bonita, CA		2,496	9,913	863	2,503	10,769	13,272	1,544	1983	12/02	3-30
Bristol Commons	188	Sunnyvale, CA		5,278	11,853	2,080	5,293	13,918	19,211	5,286	1989	01/97	3-30
Castle Creek	216	Newcastle, WA		4,149	16,028	1,573	4,833	16,917	21,750	5,850	1997	12/97	3-30
Forest View	192	Renton, WA		3,731	14,530	399	3,731	14,929	18,660	1,670	1998	10/03	3-30
Mira Monte (Mira Woods)	355	Mira Mesa, CA		7,165	28,459	6,099	7,186	34,536	41,723	4,527	1982	12/02	3-30
Mission Hills	282	Oceanside, CA		10,099	38,778	1,107	10,167	39,817	49,984	2,178	1984	7/05	3-30
Walnut Heights	163	Walnut, CA		4,858	19,168	983	4,887	20,122	25,009	2,188	1964	10/03	3-30
Windsor Ridge	216	Sunnyvale, CA		4,017	10,315	3,103	4,021	13,415	17,435	7,500	1989	03/89	3-30
			93,000	41,793	149,044	16,207	42,621	164,423	207,044	30,742			
Alpine Village	306	Alpine, CA	17,304	4,967	19,728	1,630	4,982	21,344	26,325	2,977	1971	12/02	3-30
Anchor Village	301	Mukilteo, WA	10,750	2,498	10,595	4,337	2,672	14,757	17,430	6,373	1981	01/97	3-30
Brighton Ridge	264	Renton, WA	16,246	2,623	10,800	2,119	2,656	12,886	15,542	5,405	1986	12/96	3-30
Brookside Oaks	170	Sunnyvale, CA	14,342	7,301	16,310	1,805	7,665	17,751	25,416	4,353	1973	06/00	3-30
Camarillo Oaks	564	Camarillo, CA	54,011	10,953	25,254	4,315	11,075	29,447	40,522	12,576	1985	07/96	3-30
Capri at Sunny Hills	100	Fullerton, CA	11,701	3,337	13,320	3,255	3,769	16,143	19,912	2,814	1961	09/01	3-30
Canyon Point	250	Bothell, WA	15,965	4,692	18,288	576	4,693	18,864	23,556	2,080	1990	10/03	3-30
Coral Gardens	200	El Cajon, CA	11,128	3,638	14,452	815	3,649	15,256	18,905	2,148	1976	12/02	3-30
Devonshire	276	Hemet, CA	11,266	3,470	13,786	1,286	3,482	15,060	18,542	2,241	1988	12/02	3-30
Emerald Ridge - North	180	Bellevue, WA	10,884	3,449	7,801	1,943	3,449	9,744	13,193	4,553	1987	11/94	3-30
Esplanade	278	San Jose, CA	39,569	18,170	40,086	2,071	18,425	41,902	60,327	3,044	2002	11/04	3-30
Evergreen Heights	200	Kirkland, WA	11,077	3,566	13,395	1,753	3,649	15,064	18,714	5,228	1990	06/97	3-30
Fairwood Pond	194	Renton, WA	14719.3	5,296	15,564	333	5,300	15,894	21,193	1,173	1997	10/04	3-30
Fountain Park	705	Playa Vista, CA	83,179	25,073	94,980	1,199	25,203	96,049	121,252	9,715	2002	02/04	3-30

(Continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2006
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial cost		Costs capitalized subsequent to acquisition	Gross amount carried at close of period			Accumulated depreciation	Date of construction	Date acquired	Lives (years)
				Land	Buildings and improvements		Land and improvements	Buildings and improvements	Total[1]				
Encumbered apartment communities (continued)													
Brentwood (Hearthstone II)	140	Santa Ana, CA	9,498	2,833	11,303	1,758	3,021	12,873	15,894	2,245	1970	11/01	3-30
Hidden Valley (Parker Ranch)	324	Simi Valley, CA	33,590	14,174	34,065	248	11,711	36,776	48,487	3,096	2004	12/04	3-30
Highridge	255	Rancho Palos Verde, CA	18,678	5,419	18,347	5,325	5,695	23,396	29,091	8,311	1972	05/97	3-30
Huntington Breakers	342	Huntington Beach, CA	21,355	9,306	22,720	3,588	9,315	26,299	35,614	8,370	1984	10/97	3-30
Inglenook Court	224	Bothell, WA	8,300	3,467	7,881	3,151	3,474	11,025	14,499	5,091	1985	10/94	3-30
Kings Road	196	Los Angeles, CA	14,857	4,023	9,527	5,297	4,031	14,816	18,847	4,269	1979	06/97	3-30
Le Pac Luxury Apartments (Plumtree)	140	Santa Clara, CA	13,938	3,090	7,421	4,528	3,092	11,947	15,039	4,456	1975	02/94	3-30
Marbrisa	202	Long Beach, CA	21,261	4,700	18,605	1,168	4,760	19,713	24,473	3,017	1987	09/02	3-30
Mariners Place	105	Oxnard, CA	3,945	1,555	6,103	964	1,562	7,061	8,622	1,849	1987	05/00	3-30
Montejo	124	Garden Grove, CA	5,900	1,925	7,685	1,103	2,110	8,603	10,713	1,570	1974	11/01	3-30
Monterey Villas (The Village)	122	Oxnard, CA	14,024	2,349	5,579	4,213	2,424	9,717	12,141	2,817	1974	07/97	3-30
Monterra del Rey (Glenbrook)	84	Pasadena, CA	10,301	2,312	4,923	4,243	2,825	8,653	11,478	2,140	1972	04/99	3-30
Monterra del Sol (Euclid)	85	Pasadena, CA	2,616	2,202	4,794	4,329	2,824	8,501	11,325	1,918	1972	04/99	3-30
Mt. Sutro	99	San Francisco, CA	5,805	2,334	8,507	1,545	2,810	9,576	12,386	2,407	1973	06/01	3-30
Park Place/Windsor Court/Cochran	176	Los Angeles, CA	22,326	4,965	11,806	3,332	5,015	15,087	20,103	5,062	1988	08/97	3-30
Pointe at Cupertino, The (Westwood)	116	Cupertino, CA	13,217	4,505	17,605	412	4,505	18,017	22,522	1,609	1963	08/98[5]	3-30
Sammamish View	153	Bellevue, WA	10,942	3,324	7,501	3,445	3,331	10,938	14,270	4,027	1986	11/94	3-30
San Marcos	432	Richmond, CA	49,970	15,563	36,204	23,825	22,859	52,733	75,592	5,498	2003	11/03	3-30
Stonehedge Village	196	Bothell, WA	13,978	3,167	12,603	2,186	3,201	14,756	17,956	4,658	1986	10/97	3-30
Summit Park	300	San Diego, CA	21,457	5,959	23,670	1,654	5,977	25,306	31,283	3,726	1972	12/02	3-30
The Barkley	161	Anahiem, CA	4,985	2,272	8,520	1,581	2,353	10,020	12,373	2,836	1984	04/00	3-30
The Bluffs	224	San Diego, CA	12,360	3,405	7,743	973	3,442	8,680	12,121	3,224	1974	06/97	3-30
The Carlyle	132	San Jose, CA	15,645	3,954	15,277	8,980	5,801	22,410	28,211	4,432	2000	04/00	3-30
Tierra Vista	404	Oxnard, CA	36,114	13,652	53,336	491	13,661	53,818	67,479	4,783	2001	01/01[5]	3-30
Treehouse	164	Santa Ana, CA	7,943	2,626	10,485	1,282	2,843	11,550	14,393	2,190	1970	11/01	3-30
Treetops	172	Fremont, CA	9,800	3,520	8,182	2,631	3,580	10,753	14,333	4,322	1978	01/96	3-30
Valley Park	160	Fountain Valley	10,063	3,361	13,420	2,371	3,714	15,439	19,152	2,789	1969	11/01	3-30
Villa Angelina	256	Placentia	13,607	4,498	17,962	2,364	4,896	19,928	24,824	3,459	1970	11/01	3-30
Vista Belvedere	76	Tiburon, CA	11,471	5,573	11,901	1,347	5,573	13,248	18,821	987	1963	08/04	3-30
Wandering Creek	156	Kent, WA	5,300	1,285	4,980	2,409	1,296	7,378	8,674	3,103	1986	11/95	3-30
Wharfside Pointe	142	Seattle, WA	7,946	2,245	7,020	1,789	2,256	8,798	11,054	4,217	1990	06/94	3-30
Wimbledon Woods	560	Hayward, CA	52,399	9,883	37,670	7,204	10,350	44,407	54,757	13,236	1975	03/98	3-30
			1,147,396	366,714	1,142,267	243,445	386,771	1,365,655	1,752,426	332,450			

(Continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2006
(Dollars in thousands)

				Initial cost		Costs capitalized	Gross amount carried at close of period						
Property	Units	Location	Encumbrance	Land	Buildings and improvements	subsequent to acquisition	Land and improvements	Buildings and improvements	Total[1]	Accumulated depreciation	Date of construction	Date acquired	Lives (years)
Unencumbered apartment communities													
Alpine Country	108	Alpine, CA		1,741	6,914	382	1,746	7,291	9,037	1,042	1986	12/02	3-30
Avondale at Warner Center	446	Woodland Hills, CA		10,536	24,522	13,205	10,601	37,661	48,263	8,843	1970	01/97	3-30
Belmont Terrace	71	Belmont, CA		4,446	10,290	19	4,495	10,260	14,755	57	1974	10/06	3-30
Bridle Trails	108	Kirkland, WA		1,500	5,930	4,880	1,531	10,779	12,310	2,589	1986	10/97	3-30
Bunker Hill Towers	456	Los Angeles, CA		11,498	27,871	2,752	11,639	30,483	42,121	9,979	1968	03/98	3-30
Cambridge	40	Chula Vista, CA		497	1,973	174	498	2,146	2,644	301	1965	12/02	3-30
Camino Ruiz Square	160	Camarillo, CA		6,921	26,320	(0)	6,921	26,320	33,241	0	1990	12/06	3-30
Carlton Heights	70	Santee, CA		1,099	4,368	264	1,103	4,629	5,731	671	1979	12/02	3-30
CBC Apartments	148	Goleta, CA		6,283	24,000	(59)	6,287	23,937	30,224	741	1962	01/06	3-30
Cedar Terrace	180	Bellevue, WA		5,543	16,442	1,684	5,652	18,018	23,669	1,152	1984	01/05	3-30
Chimney Sweep Apartments	91	Goleta, CA		5,558	21,320	1,152	5,618	22,412	28,030	693	1967	01/06	3-30
Country Villas	180	Oceanside, CA		4,174	16,583	2,070	4,187	18,640	22,827	2,614	1976	12/02	3-30
Fairway[6]	74	Newport Beach, CA		-	7,850	2,506	9	10,347	10,356	3,326	1972	06/99	3-30
Foothill/Twincreeks	176	San Ramon, CA		5,875	13,992	2,762	5,964	16,665	22,629	6,221	1985	02/97	3-30
Grand Regency	60	Escondido, CA		881	3,498	179	883	3,675	4,558	528	1967	12/02	3-30
Hampton Park (Columbus)	83	Glendale, CA		2,407	5,672	1,507	2,426	7,161	9,586	1,788	1974	06/99	3-30
Hampton Place (Lorraine)	132	Glendale, CA		4,288	11,081	1,934	4,307	12,995	17,303	3,258	1970	06/99	3-30
Hillsdale Garden	697	Hillsdale Garden, CA		-	95,533	257	0	95,790	95,790	823	1948	09/06	3-30
Jackson School Village	200	Hillsboro, OR		2,588	10,452	1,302	2,698	11,644	14,342	2,578	1996	09/00	3-30
Landmark	285	Hillsboro, OR		3,655	14,200	2,339	3,700	16,494	20,194	6,328	1990	08/96	3-30
Linden Square	183	Seattle, WA		4,374	11,588	706	4,202	12,466	16,668	2,929	1994	06/00	3-30
Lofts at Pinehurst (Villa Scandia)	118	Ventura, CA		1,570	3,912	3,868	1,618	7,732	9,350	2,259	1971	06/97	3-30
Maple Leaf	48	Seattle, WA		805	3,283	310	828	3,570	4,398	1,218	1986	10/97	3-30
Marina City Club[7]	101	Marina Del Rey, CA		-	28,167	2,167	-	30,334	30,334	2,931	1971	01/04	3-30
Marina Cove[8]	292	Santa Clara, CA		5,320	16,431	3,220	5,324	19,647	24,971	9,590	1974	06/94	3-30
Meadows @ Cascade	198	Vancouver, WA		2,261	9,070	1,909	2,337	10,904	13,240	4,044	1989	11/97	3-30
Meadowood	320	Simi Valley, CA		7,852	18,592	2,697	7,898	21,243	29,141	8,169	1986	11/96	3-30
Mesa Village	133	Clairemont, CA		1,888	7,498	435	1,894	7,927	9,821	1,091	1963	12/02	3-30
Mirabella	188	Marina Del Rey, CA		6,180	26,673	1,198	6,270	27,781	34,051	6,398	2000	05/00	3-30
Monterra del Mar (Windsor Terrace)	123	Pasadena, CA		2,188	5,263	3,911	2,735	8,627	11,362	2,693	1972	09/97	3-30
Mountain View	106	Camarillo, CA		3,167	11,106	471	3,117	11,627	14,744	1,166	1980	01/04	3-30
Park Hill	245	Issaquah, CA		7,284	21,937	394	7,284	22,331	29,615	1,718	1999	02/99[3]	3-30
Pinehurst	28	Ventura, CA		355	1,356	228	6	1,933	1,939	161	1973	12/04	3-30
Salmon Run	132	Bothell, WA		3,717	11,483	469	3,801	11,869	15,669	2,442	2000	10/00	3-30
Shadow Point	172	Spring Valley, CA		2,812	11,170	1,208	2,820	12,370	15,190	1,842	1983	12/02	3-30
Spring Lake	69	Seattle, WA		838	3,399	303	859	3,681	4,540	1,291	1986	10/97	3-30
St. Cloud	302	Houston, TX		2,140	8,496	(631)	2,146	7,858	10,005	1,507	1968	12/02	3-30

(Continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2006
(Dollars in thousands)

				Initial cost		Costs capitalized	Gross amount carried at close of period						
Property	Units	Location	Encumbrance	Land	Buildings and improvements	subsequent to acquisition	Land and improvements	Buildings and improvements	Total[1]	Accumulated depreciation	Date of construction	Date acquired	Lives (years)
Unencumbered apartment communities (continued)													
The Laurels	164	Mill Creek, WA		1,559	6,430	1,273	1,595	7,667	9,262	3,048	1981	12/96	3-30
The Marbella	60	Los Angeles, CA		2,826	11,269	91	2,871	11,315	14,186	477	1991	09/05	3-30
Tierra del Sol/Norte	156	El Cajon, CA		2,455	9,753	551	2,463	10,296	12,759	1,463	1969	12/02	3-30
Trabucco Villas	132	Lake Forest, CA		3,638	8,640	1,424	3,890	9,812	13,702	3,572	1985	10/97	3-30
Village @ Cascade	192	Vancouver, WA		2,103	8,753	802	2,154	9,504	11,658	3,187	1989	12/97	3-30
Vista Capri - North	106	San Diego, CA		1,663	6,609	445	1,668	7,049	8,717	941	1975	12/02	3-30
Wilshire Promenade	149	Fullerton, CA		3,118	7,385	4,933	3,797	11,639	15,436	4,052	1992	01/97	3-30
Woodlawn Colonial	159	Chula Vista, CA		2,344	9,311	883	2,351	10,187	12,538	1,508	1974	12/02	3-30
Woodside Village	145	Ventura, CA		5,331	21,036	922	5,342	21,946	27,289	1,456	1987	12/04	3-30
	23,749		1,147,396	523,992	1,779,688	316,940	546,305	2,074,315	2,620,620	457,131			
Other real estate assets													
Office Buildings													
17461 Derian		Irvine, CA	-	3,079	12,315	5,178	3,105	17,466	20,572	3,591	1983	07/00	3-30
925 East Meadow (9)		Palo Alto, CA	-	1,401	3,172	1,105	1,857	3,822	5,678	1,941	1988	11/97	3-30
22120 Clarendon (10)		Woodland Hills, CA	-	903	3,600	1,152	1,014	4,640	5,655	1,243	1982	03/01	3-30
Recreational vehicle parks													
Circle RV		El Cajon, CA	-	2,375	2,347	140	2,505	2,357	4,862	320	1977	12/02	3-30
Vacationer		El Cajon, CA	-	1,975	1,951	138	2,100	1,964	4,064	270	1973	12/02	3-30
Manufactured housing communities													
Green Valley		Vista, CA	6,308	3,750	3,710	275	3,993	3,742	7,735	519	1973	12/02	3-30
Total apartment communities and other real estate assets			$ 1,153,704	$ 537,475	$ 1,806,783	$ 324,928	$ 560,880	$ 2,108,307	$ 2,669,187	$ 465,015			

				Initial cost		Costs capitalized	Gross amount carried at close of period						
Property	Units	Location	Encumbrance	Land	Buildings and improvements	subsequent to acquisition	Land and improvements	Buildings and improvements	Total[1]	Accumulated depreciation	Date of construction	Date acquired	Lives (years)
Apartment Communities - held for sale													
City Heights (11)	687	Los Angeles, CA	$ 32,850	$ 9,655	$ 37,078	$ 6,083	$ 9,901	$ 42,915	$ 52,816	$ 11,595	1968	12/00	3-30

(Continued)

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation
December 31, 2006
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial cost: Land	Initial cost: Buildings and improvements	Costs capitalized subsequent to acquisition	Gross amount carried at close of period: Land and improvements	Gross amount carried at close of period: Buildings and improvements	Gross amount carried at close of period: Total[1]	Accumulated depreciation	Date of construction	Date acquired	Lives (years)
Development communities (12)													
Northwest Gateway	275	Los Angeles, CA	$ -	$ 8,100	$ -	$ 20,114	$ 28,214	$ -	$ 28,214	$ -	-	12/04	-
100 Grand	238	Oakland, CA	-	4,838	-	7,298	12,136	-	12,136	-	-	08/05	-
Predevelopment projects	1,845	various	-	32,692	-	9,539	42,231	-	42,231	-	-		-
Other projects (TRS)	120	various	-	24,677	-	(4,426)	20,251	-	20,251	-	-		-
Development joint venture	-	Seattle, WA	-	-	-	655	655	-	655	-	-		-
Consolidated Development Pipeline	2,478		$ -	$ 70,307	$ -	$ 33,180	$ 103,487	$ -	$ 103,487	$ -			

(Concluded)

(1) The aggregate cost for federal income tax purposes is $2,040,200.
(2) Phase I was built in 1969 and Phase II was built in 1977.
(3) The Company's initial 45% interest was obtained in 1999. The remaining 55% interest was acquired in 2004.
(4) The Company sold a single family home built on the property for $336 in 2003, and sold 45 condos in 2006.
(5) The Company's initial was 20%, and the remaining 80% interest was acquired in 2004.
(6) The land is leased pursuant to a ground lease expiring 2027.
(7) The land is leased pursuant to a ground lease expiring 2067.
(8) A portion of land is leased pursuant to a ground lease expiring in 2028.
(9) Total rentable square footage of 17,404.
(10) Total rentable square footage of 38,940.
(11) The Company had a leasehold interest in the land, and the property was sold to third-party during February 2007.
(12) All construction costs are reflected as real estate under development in the Company's consolidated balance sheets until the project reaches stabilization.

A summary of activity for real estate and accumulated depreciation is as follows:

	2006	2005	2004
Real estate:			
Balance at beginning of year	$ 2,431,629	$ 2,371,194	$ 1,984,122
Improvements	40,885	24,000	28,380
Acquisition of real estate	202,459	90,065	406,745
Development of real estate	-	20,460	48,239
Disposition of real estate	(5,786)	(22,473)	(81,351)
Real estate investment held for sale	-	(51,617)	(14,941)
Balance at the end of year	$ 2,669,187	$ 2,431,629	$ 2,371,194

	2006	2005	2004
Accumulated depreciation:			
Balance at beginning of year	$ 389,040	$ 329,652	$ 265,763
Depreciation expense - Acquisitions	2,314	1,406	5,956
Depreciation expense - Development	-	-	630
Depreciation expense - Discontinued operations	2,889	3,278	4,314
Depreciation expense	77,833	75,442	62,023
Dispositions	(2,362)	(4,768)	(2,948)
FAS 141 adjustment	(2,205)	(5,156)	(5,590)
Real estate under development	(335)	(1,378)	-
Real estate investment held for sale	(2,159)	(9,436)	(496)
Balance at the end of year	$ 465,015	$ 389,040	$ 329,652

See accompanying Independent Registered Public Accounting Firm's Report.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSEX PROPERTY TRUST, INC.
(Registrant)

Date: February 28, 2007

By: /S/ MICHAEL T. DANCE

Michael T. Dance
Executive Vice President, Chief Financial Officer
(Authorized Officer, Principal Financial Officer)

By: /S/ BRYAN HUNT

Bryan Hunt
Vice President, Chief Accounting Officer

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keith R. Guericke and Michael T. Dance, and each of them, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the date indicated.

Signature	Title	Date
/S/ KEITH R. GUERICKE Keith R. Guericke	Chief Executive Officer and President, Director, and Vice Chairman of the Board (Principal Executive Officer)	February 28, 2007
/S/ MICHAEL T. DANCE Michael T. Dance	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2007
/S/ MICHAEL J. SCHALL Michael J. Schall	Senior Executive Vice President, Director, and Chief Operating Officer	February 28, 2007
/S/ GEORGE M. MARCUS George M. Marcus	Director and Chairman of the Board	February 28, 2007
/S/ WILLIAM A. MILLICHAP William A. Millichap	Director	February 28, 2007
/S/ DAVID W. BRADY David W. Brady	Director	February 28, 2007

Signature	Title	Date
/S/ ROBERT E. LARSON Robert E. Larson	Director	February 28, 2007
/S/ GARY P. MARTIN Gary P. Martin	Director	February 28, 2007
/S/ ISSIE N. RABINOVITCH Issie N. Rabinovitch	Director	February 28, 2007
/S/ THOMAS E. RANDLETT Thomas E. Randlett	Director	February 28, 2007
/S/ WILLARD H. SMITH, JR. Willard H. Smith, Jr.	Director	February 28, 2007

EXHIBIT INDEX

Exhibit No.	Document	Note
2.2	Agreement of Purchase and Sale dated as of August 13, 2004, by and between United Dominion Realty, L.P., a Delaware limited partnership, as Buyer, and Essex The Crest, L.P., a California limited partnership, Essex El Encanto Apartments, L.P., a California limited partnership, Essex Hunt Club Apartments, L.P., a California limited partnership, and the other signatories named as Sellers therein. Attached as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed October 5, 2004, and incorporated herein by reference.	--
3.1	Articles of Amendment and Restatement of Essex dated June 22, 1995, attached as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and incorporated herein by reference.	--
3.2	Articles Supplementary of Essex Property Trust, Inc. for the 8.75% Convertible Preferred Stock, Series 1996A, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	--
3.3	First Amendment to Articles of Amendment and Restatement of Essex Property Trust, Inc., attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.	--
3.4	Certificate of Correction to Exhibit 3.2 dated December 20, 1996; attached as Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.	--
3.5	Amended and Restated Bylaws of Essex Property Trust, Inc., attached as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	--
3.6	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc., dated December 17, 1996, attached as Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December31, 1996, and incorporated herein by reference.	--
3.7	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 7.875% Series B Cumulative Redeemable Preferred Stock, filed with the State of Maryland on February 10, 1998, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed March 3, 1998, and incorporated herein by reference.	--
3.8	Articles Supplementary reclassifying 500,000 shares of Common Stock as 500,000 shares of 9 1/8% Series C Cumulative Redeemable Preferred Stock, filed with the State of Maryland on November 25, 1998, attached as Exhibit 3.8 to the Company's Current Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	--
3.9	Certificate of Correction to Exhibit 3.2 dated February 12, 1999, attached as Exhibit 3.9 to the Company's Current Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	--
3.10	Articles Supplementary reclassifying 6,617,822 shares of Common Stock as 6,617,822 shares of Series A Junior Participating Preferred Stock, filed with the State of Maryland on November 13, 1998, attached as Exhibit 4.0 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	--
3.11	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, filed with the State of Maryland on July 30, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.	--
3.12	Articles Supplementary reclassifying 2,200,000 shares of Common Stock as 2,200,000 shares of 9.25% Series E Cumulative Redeemable Preferred Stock, filed with the State of Maryland on September 9, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.	--
3.13	Certificate of Correction to Articles Supplementary reclassifying 2,000,000 shares of Common Stock as	

	2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, attached as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	--
3.14	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc. dated February 14, 2000, attached as Exhibit 3.2 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	--
3.15	Articles Supplementary relating to the 7.8125% Series F Cumulative Redeemable Preferred Stock, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, dated September 19, 2003, and incorporated herein by reference.	--
3.16	Articles Supplementary reclassifying 2,000,000 shares of 7.875% Series B Cumulative Redeemable Preferred Stock as 2,000,000 shares of Series B Cumulative Redeemable Preferred Stock, filed with the State of Maryland on January 14, 2004, attached as Exhibit 3.16 to the Company's Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.	--
3.17	Articles Supplementary reclassifying 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock as 2,000,000 shares of Series D Cumulative Redeemable Preferred Stock, filed with the State of Maryland on January 14, 2004, attached as Exhibit 3.16 to the Company's Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.	--
3.18	Articles Supplementary of Essex Property Trust, Inc. reclassifying 5,980,000 shares of Common Stock as 5,980,000 shares of 4.875% Series G Cumulative Convertible Preferred Stock, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, Filed July 27, 2006, and incorporated herein by reference.	--
4.1	Rights Agreement, dated as of November 11, 1998, between Essex Property Trust, Inc., and BankBoston, N.A., as Rights Agent, including all exhibits thereto, attached as Exhibit 1 to the Company's Registration Statement filed on Form 8-A dated November 12, 1998, and incorporated herein by reference.	--
4.2	Amendment to Rights Agreement, dated as of December 13, 2000, attached as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.	--
4.3	Amendment to Rights Agreement, dated as of February 28, 2002 attached as Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.	--
4.4	Form of 4.875% Series G Cumulative Convertible Preferred Stock Certificate attached as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed July 27, 2006, and incorporated herein by reference.	--
10.1	Essex Property Trust, Inc. 1994 Stock Incentive Plan, (amended and restated), attached as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.*	--
10.2	First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.	--
10.3	First Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated February 6, 1998, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 3, 1998, and incorporated herein by reference.	--
10.4	Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated April 20, 1998, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed April 23, 1998, and incorporated herein by reference.	--
10.5	Third Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated November 24, 1998, attached as Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.	--
10.6	Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated July 28, 1999, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.	--

10.7	Fifth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated September 3, 1999, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.	--
10.8	Form of Essex Property Trust, Inc. 1994 Non-Employee and Director Stock Incentive Plan, attached as Exhibit 10.3 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.*	--
10.9	Form of Indemnification Agreement between Essex and its directors and officers, attached as Exhibit 10.7 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	--
10.10	First Amendment to Investor Rights Agreement dated July 1, 1996 by and between George M. Marcus and The Marcus & Millichap Company, attached as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	--
10.11	Co-Brokerage Agreement by and among Essex, the Operating Partnership, MM REIBC and Essex Management Corporation attached as Exhibit 10.15 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	--
10.12	General Partnership Agreement of Essex Washington Interest Partners attached as Exhibit 10.16 to the Company's Registration Statement on Form S-11 (Registration No.33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	--
10.13	Phantom Stock Unit Agreement for Mr. Guericke, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form was used for subsequent phantom stock agreements.)*	--
10.14	Phantom Stock Unit Agreement for Mr. Schall, attached as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form was used for subsequent phantom stock agreements.)*	--
10.15	Replacement Promissory Note (April 15, 1996) and Pledge Agreement for Mr. Guericke, attached as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference.*	--
10.16	Promissory Note (December 31, 1996) and Pledge Agreement for Mr. Guericke, attached as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form of Promissory Note and Pledge Agreement used for subsequent loans.)*	--
10.17	Replacement Promissory Note (April 30, 1996) and Pledge Agreement for Mr. Schall, attached as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference.*	--
10.18	Promissory Note (December 31, 1996) and Pledge Agreement for Mr. Schall, attached as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form of Promissory Note and Pledge Agreement used for subsequent loans.)*	--
10.19	First Amended and Restated Agreement of Limited Partnership of Western Highridge I Investors, effective as of May 13, 1997, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference.	--
10.20	Registration Rights Agreement, effective as of May 13, 1997, by and between the Company and the limited partners of Western-Highridge I Investors, Irvington Square Associates, Western-Palo Alto II Investors, Western Riviera Investors, and Western-San Jose III Investors, attached as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference.	--
10.21	$100,000,000 Promissory Note between Essex Portfolio, L.P., and Essex Morgan Funding Corporation, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and incorporated herein by reference.	--

10.22	Sixth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated as of June 28, 2001, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.*	--
10.23	Executive Severance Plan attached as Exhibit 10.31 to the Company's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.	--
10.24	Agreement between Essex Property Trust, Inc. and George M. Marcus dated March 27, 2003 attached as Exhibit 10.32 to the Company's Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.	--
10.25	Seventh Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated as of June 26, 2003, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.*	--
10.26	Eighth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated as of September 23, 2003, attached as Exhibit 10.2 to the Company's 10-Q for the quarter ended September 30, 2003 and incorporated herein by reference.	--
10.27	Ninth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated as of January 8, 2004, attached as Exhibit 10.36 to the Company's 10-K for the year ended December 31, 2003, and incorporated herein by reference.	--
10.28	Tenth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated as of January 8, 2004, attached as Exhibit 10.37 to the Company's 10-K for the year ended December 31, 2003, and incorporated herein by reference.	--
10.29	Eleventh Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated as of March 29, 2004, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference. *	--
10.30	Essex Property Trust, Inc. 2004 Stock Incentive Plan, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference. *	--
10.31	Offer Letter between Essex Property Trust, Inc. and Mr. Dance, filed as Exhibit 10.1 on the Company's Form 8-K, filed on February 14, 2005, and incorporated herein by reference. *	--
10.32	Indenture, dated October 28, 2005, by and among Essex Property Trust, Inc., as Guarantor, Essex Portfolio, L.P., as the Issuer, and Wells Fargo Bank, N.A., attached as Exhibit 10.1 to the Company's current report on Form 8-K, filed November 2, 2005, and incorporated herein by reference.	--
10.33	Registration Rights Agreement, dated October 28, 2005, by and among Essex Portfolio, L.P., Essex Property Trust, Inc., UBS Securities LLC and Bear Stearns & Co., attached as Exhibit 10.1 to the Company's Registration Statement on Form S-3, filed January 26, 2006, and incorporated herein by reference.	--
10.34	Fourth Amended and Restated Revolving Credit Agreement, dated as of March 24, 2006, among Essex Portfolio L.P., Bank of America and other lenders as specified therein, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 31, 2006, and incorporated herein by reference.	--
10.35	Twelfth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated as of July 26, 2006, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 1, 2006, and incorporated herein by reference.	--
10.36	Thirteenth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated as of October 26, 2006, attached as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and incorporated herein by reference.	--
12.1	Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.	--

21.1	List of Subsidiaries of Essex Property Trust, Inc.	--
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.	--
24.1	Power of Attorney (see signature page)	--
31.1	Certification of Keith R. Guericke, Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	--
31.2	Certification of Michael T. Dance, Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	--
32.1	Certification of Keith R. Guericke, Principal Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	--
32.2	Certification of Michael T. Dance, Principal Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	--

* Management contract or compensatory plan or arrangement.

Exhibit 12.1

ESSEX PROPERTY TRUST, INC.
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Years ended December 31				
	2006	2005[(1)]	2004[(1)]	2003[(1)]	2002[(1)]
Earnings:					
Income before discontinued operations	$ 35,337	$ 49,651	$ 74,775	$ 29,177	$ 36,708
Gain on sales of real estate	-	(6,391)	(7,909)	-	(145)
Minority interests	19,309	20,936	28,332	26,030	27,372
Interest expense	72,898	70,784	60,709	49,985	41,641
Amortization of deferred financing costs	2,743	1,947	1,560	1,187	743
Total earnings	$ 130,287	$ 136,927	$ 157,467	$ 106,379	$ 106,319
Fixed charges:					
Interest expense	$ 72,898	$ 70,784	$ 60,709	$ 49,985	$ 41,641
Amortization of deferred financing costs	2,743	1,947	1,560	1,187	743
Capitalized interest	3,913	1,100	1,997	4,084	6,814
Preferred stock dividends	5,145	1,953	1,952	195	-
Perpetual preferred unit distributions	10,238	10,238	14,175	17,996	18,319
Total fixed charges and preferred stock dividends	$ 94,937	$ 86,022	$ 80,393	$ 73,447	$ 67,517
Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.64 X	1.85 X	2.45 X	1.93 X	2.16 X
Ratio of earnings to combined fixed charges and preferred stock dividends	1.37 X	1.59 X	1.96 X	1.45 X	1.57 X

(1) The above financial and operating information from January 1, 2002 through December 31, 2003 reflect the retroactive adoption of FIN 46R and SFAS 123. The results of operations for 2005, 2004, 2003, and 2002 have been reclassified to reflect discontinued operations for properties sold subsequent to December 31, 2005.

Exhibit 21.1

List of Subsidiaries

1. Essex Portfolio, L.P., a California limited partnership
2. Essex Management Corporation, a California corporation
3. Essex-Palisades Facilitator, a California limited partnership
4. Essex Sunpointe Limited, a California limited partnership
5. Essex Washington Interest Partners, a California general partnership
6. Essex San Ramon Partners L.P., a California limited partnership
7. Essex Fidelity I Corporation, a California corporation
8. Essex Camarillo Corporation, a California corporation
9. Essex Camarillo L.P., a California limited partnership
10. Essex Meadowood Corporation, a California corporation
11. Essex Meadowood, L.P., a California limited partnership
12. Essex Bunker Hill Corporation, a California corporation
13. Essex Bunker Hill, L.P., a California limited partnership
14. Essex Treetops Corporation, a California corporation
15. Essex Treetops, L.P., a California limited partnership
16. Essex Bluffs, L.P., a California limited partnership
17. Essex Huntington Breakers, L.P., a California limited partnership
18. Essex Stonehedge Village, L.P., a California limited partnership
19. Essex Bridle Trails, L.P., a California limited partnership
20. Essex Spring Lake, L.P., a California limited partnership
21. Essex Maple Leaf, L.P., a California limited partnership
22. Fountain Court Apartment Associates, L.P., a Washington limited partnership
23. Essex Fountain Court, LLC, a Washington limited liability company
24. Essex Inglenook Court, LLC, a Delaware limited liability company
25. Essex Wandering Creek, LLC, a Delaware limited liability company
26. Essex Columbus, LLC, a Delaware limited liability company
27. Essex Lorraine, LLC, a Delaware limited liability company
28. Essex Glenbrook, LLC, a Delaware limited liability company
29. Essex Euclid, LLC, a Delaware limited liability company
30. Essex Lorraine, Inc., a California corporation
31. Essex Columbus, Inc., a California corporation
32. Richmond Essex L.P., a California limited partnership
33. Essex Los Angeles L.P., a California limited partnership
34. Essex VFGP L.P., a California limited partnership
35. Essex VFGP Corporation, a Delaware corporation
36. Essex Anaheim, LLC, a Delaware limited liability company
37. Jackson School Village, L.P. a California limited partnership
38. Mount Sutro Terrace Associates, L.P., a California limited partnership
39. Essex Carlyle, L.P., a California limited partnership
40. Essex Kelvin Apartments, L.P., a California limited partnership
41. Essex Apartment Value Fund L.P., a Delaware limited partnership
42. Essex Internet Realty Partners, G.P., a California general partnership
43. ESG Property I LLC, a Delaware limited liability company
44. Lineberry Sammamish, LLC, a Washington limited liability company
45. Essex Carlyle, LLC, a Delaware limited liability company
46. Essex Wimbledon Woods Apartments, LLC, a Delaware limited liability company
47. Essex Cochran, L.P., a California limited partnership
48. Essex Cochran, LLC, a Delaware limited liability company
49. Essex Kings Road, L.P., a California limited partnership
50. Essex Kings Road, LLC, a Delaware limited liability company

51. Essex Le Parc, L.P., a California limited partnership
52. Essex Le Parc, LLC, a Delaware limited liability company
53. Essex Monterey Villas, L.P., a California limited partnership
54. Essex Monterey Villas, LLC, a Delaware limited liability company
55. Jaysac, Ltd., a Texas limited partnership
56. JMS Acquisition, LLC, a Delaware limited liability company
57. Jaysac GP Corporation, a Delaware corporation
58. Western Blossom Hill Investors, a California limited partnership
59. Western Los Gatos I Investors, a California limited partnership
60. Western Highridge Investors, a California limited partnership
61. Western San Jose III Investors, a California limited partnership
62. Western Riviera Investors, a California limited partnership
63. Western Palo Alto II Investors, a California limited partnership
64. Irvington Square Associates, a California limited partnership
65. Western Seven Trees Investors, a California limited partnership
66. Western Las Hadas Investors, a California limited partnership
67. San Pablo Medical Investors, LTD, a California limited partnership
68. Gilroy Associates, a California limited partnership
69. The Oakbrook Company, a Ohio limited partnership
70. Pine Grove Apartment Fund, LTD, a California limited partnership
71. Valley Park Apartments, LTD, a California limited partnership
72. Fairhaven Apartment Fund, LTD, a California limited partnership
73. K-H Properties, a California limited partnership
74. Villa Angelina Apartment Fund, LTD, a California limited partnership
75. Essex Camarillo Oaks 789, L.P., a California limited partnership
76. Essex Emerald Ridge, L.P., a California limited partnership
77. Essex Evergreen Heights, L.P., a California limited partnership
78. Essex Sammamish View, L.P., a California limited partnership
79. Essex Wharfside Pointe, L.P., a California limited partnership
80. Essex CAL-WA, L.P., a California limited partnership
81. Essex Marina City Club, L.P., a California limited partnership
82. Essex Muir Terrace, L.P., a California limited partnership
83. Essex Fountain Park Apartments, L.P., a California limited partnership
84. Essex SPE, LLC, a Delaware limited liability company
85. Essex MCC, LLC, a Delaware limited liability company
86. Essex FPA, LLC, a Delaware limited liability company
87. Essex MTA, LLC, a Delaware limited liability company
88. Essex Excess Assets TRS, Inc., a Delaware corporation
89. Essex The Pointe, L.P., a California limited partnership
90. Essex Tierra Vista, L.P., a California limited partnership
91. Essex Green Valley, L.P., a California limited partnership
92. Essex Apartment Value Fund II, L.P., a Delaware limited partnership
93. Essex VFGP II, L.P., a Delaware limited partnership
94. Essex Vista Belvedere, L.P., a California limited partnership
95. Essex Carlmont Woods Apartments, L.P., a California limited partnership
96. Essex Harbor Cove Apartments, L.P., a California limited partnership
97. Essex Parcwood Apartments, L.P., a California limited partnership
98. Essex Marbrisa Long Beach, L.P., a California limited partnership
99. Essex Regency Tower Apartments, L.P., a California limited partnership
100. Essex Marina City Club, LLC, a Delaware limited liability company
101. Essex Northwest Gateway, LLC, a Delaware limited liability company
102. Essex VFGP II, Inc., a Delaware corporation
103. Essex Lake Merritt, Inc., a California corporation
104. Essex Brighton Ridge, L.P., a California limited partnership
105. Essex Canyon Pointe, L.P., a California limited partnership
106. Essex Tower 801 Apartments, L.P., a California limited partnership

107. Essex Echo Ridge Apartments, L.P., a California limited partnership
108. Essex Morning Run Apartments, L.P., a California limited partnership
109. Essex Enclave Apartments, L.P., a California limited partnership
110. Essex Fairwood Pond, L.P., a California limited partnership
111. Park Hill, LLC, a Washington limited liability company
112. Essex Park Boulevard, LLC, a Delaware limited liability company
113. MDR Tower, LLC, a Delaware limited liability company
114. Essex NBN SPE, LLC, a Delaware limited liability company
115. Essex Gateway Management, LLC, a California limited liability company
116. Essex Eastridge, Inc., a California corporation
117. Essex Tracy Development, Inc., a California corporation
118. Essex Property Financial Corporation, a California corporation
119. Northwest Gateway Apartments, L.P., a California limited partnership
120. Essex Eastlake Union , L.P., a California limited partnership
121. Essex Radford, L.P., a California limited partnership
122. Essex Davey Glen Apartments, L.P., a California limited partnership
123. Essex Renaissance Apartments, L.P., a California limited partnership
124. Essex Topanga Canyon, L.P., a California limited partnership
125. Essex Alderwood Park Apartments, L.P., a California limited partnership
126. Essex View Pointe, LLC, a Delaware corporation
127. Essex Alamo, LLC, a Delaware corporation
128. Essex Broadway, LLC, a Washington corporation
129. Essex Radford, Inc., a California corporation
130. View Pointe Homeowners Association, a Washington corporation
131. Essex Camino, Inc., a Delaware corporation

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Essex Property Trust, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-131276, 333-131178, 333-102552, 333-44467, 333-21989 and 333-108336), the registration statement on Form S-3D (No. 333-36029), and the registration statements on Form S-8 (Nos. 333-123001, 333-122999, and 333-55646) of Essex Property Trust, Inc. of our reports dated February 28, 2007, with respect to the consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, cash flows for each of the years in the three-year period ended December 31, 2006, the related financial statement schedule III, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Essex Property Trust, Inc.

/S/ KPMG LLP
KPMG LLP

San Francisco, California
February 28, 2007

EXHIBIT 31.1

ESSEX PROPERTY TRUST, INC.
Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Keith R. Guericke, certify that:

1. I have reviewed this annual report on Form 10-K of Essex Property Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a) – 15(f) and 15(d) – 15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2007

/s/ Keith R. Guericke
Keith R. Guericke
Chief Executive Officer and President
Director and Vice Chairman of the Board
Essex Property Trust, Inc.

EXHIBIT 31.2

ESSEX PROPERTY TRUST, INC.
Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael T. Dance, certify that:

1. I have reviewed this annual report on Form 10-K of Essex Property Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a) – 15(f) and 15(d) – 15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2007

/s/ Michael T. Dance
Michael T. Dance
Chief Financial Officer, Executive Vice President,
Essex Property Trust, Inc.

Exhibit 32.1

ESSEX PROPERTY TRUST, INC.
Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350 as adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code), I, Keith R. Guericke, hereby certify, to the best of my knowledge, that the Annual Report on Form 10-K for the year ended December 31, 2006 (the "Form 10-K") of Essex Property Trust, Inc. fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Essex Property Trust, Inc. at the dates of and for the periods presented.

Date: February 28, 2007

/s/ Keith R. Guericke
Keith R. Guericke
Chief Executive Officer and President,
Director and Vice Chairman of the Board,
Essex Property Trust, Inc.

Exhibit 32.2

ESSEX PROPERTY TRUST, INC.
Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350 as adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code), I, Michael T. Dance, hereby certify, to the best of my knowledge, that the Annual Report on Form 10-K for the year ended December 31, 2006 (the "Form 10-K") of Essex Property Trust, Inc. fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Essex Property Trust, Inc. at the dates of and for the periods presented.

Date: February 28, 2007

/s/ Michael T. Dance
Michael T. Dance
Chief Financial Officer, Executive Vice President,
Essex Property Trust, Inc.

(This page intentionally left blank)

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

George M. Marcus
Chairman

Keith R. Guericke
Vice Chairman

David W. Brady
Director

Robert E. Larson
Director

Gary P. Martin
Director

William A. Millichap
Director

Issie N. Rabinovitch
Director

Thomas E. Randlett
Director

Michael J. Schall
Director

Willard H. Smith Jr.
Director

CORPORATE STAFF

Keith R. Guericke - CEO
President and Chief Executive Officer

Michael J. Schall - COO
Senior Executive Vice President and Chief Operating Officer

Michael T. Dance - CFO
Executive Vice President and Chief Financial Officer

DEVELOPMENT

John D. Eudy
Executive Vice President

ACQUISITIONS

Craig K. Zimmerman
Executive Vice President

REDEVELOPMENT

Tom J. Flitsch
Vice President

FUND MANAGEMENT

John F. Burkart
Senior Vice President

STRUCTURED FINANCE

Michael VanderLey
Senior Vice President

INTERNAL AUDIT

Gale H. Hansrajh
Vice President

CORPORATE CONTROLLER

Bryan Hunt
Vice President

LEGAL

Jordan E. Ritter
Senior Vice President

PROPERTY OPERATIONS

Erik J. Alexander
First Vice President

ASSET MANAGEMENT

Mark J. Mikl
Senior Vice President

RESEARCH & DUE DILIGENCE

Gerald E. Kelly
First Vice President

John D. Lopez
Economist

INFORMATION SYSTEMS

Jamie Williams
Vice President

HUMAN RESOURCES

Suzanne M. Golden
Vice President

CORPORATE HEADQUARTERS

925 East Meadow Drive
Palo Alto, CA 94303

SOUTHERN CALIFORNIA

22120 Clarendon Street, Suite 200
Woodland Hills, CA 91367

17461 Derian Avenue, Suite 110
Irvine, CA 92614

PACIFIC NORTHWEST

11911 NE 1st Street, #B212
Bellevue, WA 98005

SHAREHOLDER ACCOUNT ASSISTANCE

Shareholder records are maintained by Essex's Transfer Agent:
Computershare Investor Services, LLC
2 North LaSalle Street,
Chicago, IL 60602
Investor Relations Number (312) 360-5354
Internet Address: www.computershare.com

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan permits Shareholders to increase their ownership of Essex Property Trust, Inc. by reinvesting all or a portion of their dividends each quarter into new shares of Company stock. For information on the Dividend Reinvestment Plan, please contact our Transfer Agent-Computershare Investor Services, LLC at (312) 360-5354.

INVESTOR INFORMATION

Company information is available upon request without charge. Please contact the Investor Relations Department at:
(650) 849-1600 or
www.essexpropertytrust.com

ANNUAL MEETING

Stanford Park Hotel
100 El Camino Real
Menlo Park, CA 94025
May 8, 2007 1:00 p.m. (PDT)

LEGAL COUNSEL

Baker & McKenzie LLP
San Francisco, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
San Francisco, CA

STOCK EXCHANGE

The New York Stock Exchange–NYSE
Ticker symbol–ESS

CERTIFICATION

The Company filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2006, and submitted to the New York Stock Exchange the certification required by Section 303A.12(a) of the NYSE Listed Company Manual.

DESIGN- HAUSMAN DESIGN PHOTOGRAPHY- ALAN BLAUSTEIN WRITING-WORDS BY DESIGN, NANCY TOMKINS


END